Exhibit 10.1

EQUITY PURCHASE AGREEMENT

BY AND AMONG
BORAL BUILDING PRODUCTS INC.,
BORAL STONE PRODUCTS LLC,
BORAL LIFETILE INC.,
BORAL WINDOWS LLC,
BORAL INDUSTRIES INC.,
ROYAL BUILDING PRODUCTS (USA) INC.
AND,
SOLELY FOR PURPOSES OF SECTION 10.20,
BORAL LIMITED
AND,
SOLELY FOR PURPOSES OF SECTION 10.21,
WESTLAKE CHEMICAL CORPORATION
Dated as of June 20, 2021

TABLE OF CONTENTS
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3

4

Exhibits

Exhibit A	Definitions
Exhibit B	Accounting Methodology
Exhibit C	Sample Statement
Exhibit D	Allocation of Purchase Price among the Seller and the Other Sellers
Exhibit E	Windows Litigation
Exhibit F	Form of Transition Services Agreement
Exhibit G	Form of IP Assignment Agreement
Exhibit H	Forms of IP License Agreement
Exhibit I	Form of Fly Ash Supply Agreement

5

EQUITY PURCHASE AGREEMENT
THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is made as of June 20, 2021 by and among Boral Building Products Inc., a Michigan corporation (“Boral Building Products”), Boral Stone Products LLC, a Delaware limited liability company (“Boral Stone”), Boral Lifetile Inc., a California corporation (“Boral Lifetile”), Boral Windows LLC, a Utah limited liability company (“Boral Windows”, and, together with Boral Building Products, Boral Stone and Boral Lifetile, separately, each is hereinafter referred to as a “Primary Company” and, collectively, as the “Primary Companies”), Boral Industries Inc., a California corporation (the “Seller”), Royal Building Products (USA) Inc., a Delaware corporation (the “Purchaser”), and, solely for the purposes of Section 10.20, Boral Limited, an Australian corporation (“Boral Parent”), and, solely for the purposes of Section 10.21, Westlake Chemical Corporation, a Delaware corporation (“Westlake”, and together with the Primary Companies, the Seller, the Purchaser and Boral Parent, separately, each is hereinafter referred to as a “party” and, collectively, as the “parties”). A listing of certain of the capitalized terms used herein and their respective definitions is set forth on Exhibit A hereto.
W I T N E S S E T H:
WHEREAS, the Seller, together with Boral Limited (the ultimate parent company of the Seller), collectively owns, directly or indirectly, 100% of the issued and outstanding shares of capital stock, membership interests, and other equity interests (collectively, the “Equity Interests”) of each of (i) Boral Building Products and its Affiliates engaged in the Building Products Business as set forth on Schedule 3.4 of the Disclosure Schedules (separately, a “Building Products Company” and, collectively, “Building Products Companies”); (ii) Boral Stone and its Affiliates engaged in the Stone Business as set forth on Schedule 3.4 of the Disclosure Schedules (separately, a “Stone Company” and, collectively, “Stone Companies”); (iii) Boral Lifetile and its Affiliates engaged in the Roofing Business as set forth on Schedule 3.4 of the Disclosure Schedules (separately, a “Roofing Company” and, collectively, “Roofing Companies”); and (iv) Boral Windows and its Affiliates engaged in the Windows Business as set forth on Schedule 3.4 of the Disclosure Schedules (separately, a “Windows Company” and, collectively, “Windows Companies”). Each of the Building Products Companies, Stone Companies, Roofing Companies, and Windows Companies may be referred to herein, separately, as a “Target Company” and, collectively, as the “Target Companies”;
WHEREAS, Building Products Companies are engaged in the business of manufacturing, selling and distributing trim, molding, fasteners, shutters, stone and siding, and related products and accessories (the foregoing, collectively, the “Building Products Business”) in United States, Europe, and Canada (the “Building Products Territory”);
WHEREAS, Stone Companies are engaged in the business of manufacturing, selling and distributing manufactured and architectural stone and stone veneers, and related products and accessories (the foregoing, collectively, the “Stone Business”) in the North America and Europe (the “Stone Territory”);

WHEREAS, Roofing Companies are engaged in the business of manufacturing, selling and distributing clay roof tile, concrete roof tile, stone coated steel roofing, and related products and accessories (the foregoing, collectively, the “Roofing Business”) in the North America and the United Kingdom (the “Roofing Territory”);
WHEREAS, Windows Companies are engaged in the business of manufacturing, selling and distributing vinyl and aluminum windows, patio doors and related products and accessories (the foregoing, collectively, the “Windows Business”) in the United States (the “Windows Territory”);
WHEREAS, Boral Parent indirectly owns all of the outstanding equity interests of the Seller, the Other Sellers and each of the Target Companies; and
WHEREAS, the Seller wishes to sell to (and cause the Other Sellers to sell to) the Purchaser, and the Purchaser wishes to purchase from the Seller and the Other Sellers, the Subject Securities.
NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations and agreements contained herein, the parties hereto agree as follows:
ARTICLE 1

PURCHASE AND SALE
Section 1.1    Purchase and Sale of the Subject Securities. Subject to the terms and conditions set forth herein, at the Closing, the Seller and the Other Sellers shall sell, transfer and deliver to the Purchaser, and the Purchaser agrees to purchase, all of the Seller’s and Other Sellers’ right, title and interest in and to the Subject Securities, free and clear of all Encumbrances, other than restrictions arising under applicable securities laws. The Purchaser shall have the right to designate one or more Affiliates of the Purchaser to receive certain of the Subject Securities at Closing and the Sellers and Other Sellers hereby expressly consent to such right of designation; provided that, for the avoidance of doubt, no such designation shall relieve the Purchaser from its obligations under this Agreement.
Section 1.2    The Closing. The closing of the sale and purchase of the Subject Securities (the “Closing”) shall take place on the first Business Day of the first calendar month that begins at least five (5) Business Days following the date on which all of the conditions to Closing set forth in Article 7 (other than those conditions which, by their terms, are to be satisfied or waived at Closing, but subject to satisfaction or waiver of such conditions) are first satisfied or waived by the party entitled to waive the same, or at such other time, place and date as the Seller and the Purchaser may agree, but in no event earlier than October 1, 2021 (the date upon which the Closing actually takes place being referred to herein as the “Closing Date”). The Closing will be consummated remotely via the exchange of documents and signatures in PDF format. If the Closing is consummated, the Closing shall be deemed to have occurred at 12:01 a.m. New York City time on the Closing Date.

(a)    At the Closing, the Seller shall deliver to the Purchaser the following:
(i)    certificates for the Subject Securities (to the extent certificated) and other necessary instruments of transfer or assignment evidencing the conveyance of the Subject Securities, duly executed by the Seller and the Other Sellers (as appropriate) in favor of the Purchaser;
(ii)    letters of resignation by each of the Persons set forth on Schedule 1.2(a)(ii) of the Disclosure Schedules, pursuant to which such Persons shall resign as a director, manager or officer of each Target Company, effective as of the Closing;
(iii)    a certificate of non-foreign status from each of the Seller and Headwaters Stone, LLC meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2) and of Code Section 1446(f);
(iv)    evidence of the payment of the Third Party Borrowed Money Indebtedness and the release of the Guarantees and Encumbrances required by Section 6.23;
(v)     a Transition Services Agreement in the form attached hereto as Exhibit F (or as otherwise mutually agreed to by the parties) (the “Transition Services Agreement”), duly executed by the Seller;
(vi)    assignment agreements (i) assigning to Seller all rights in and to the patents and patent applications listed in Exhibit G, and (ii) assigning such rights from Seller to Boral Building Products or Boral Roofing LLC, as applicable, in the forms attached hereto as Exhibit G (or as otherwise mutually agreed to by the parties) (the “Patent Assignments ”);
(vii)    two license agreements (one from Boral IP Holdings LLC and one from Boral IP Holdings (Australia) Pty Limited) granting Boral Building Products an exclusive license with respect to each of the Businesses in and to those patents and patent applications listed in the agreements, in the forms attached hereto as Exhibit H (or as otherwise mutually agreed to by the parties) (the “Patent Licenses”);
(viii)    a Fly Ash Supply Agreement in the form attached hereto as Exhibit I (or as otherwise mutually agreed to by the parties) (the “Fly Ash Supply Agreement”), duly executed by Boral Building Products and Boral Resources LLC, a Delaware corporation and Affiliate of Seller; and
(ix)    such other instruments or documents as may be necessary or appropriate to carry out the transactions contemplated by this Agreement, each in form and substance reasonably acceptable to the Purchaser.
(b)    At the Closing, the Purchaser shall deliver the following:

(i)    to the Seller and the Other Sellers, to the bank accounts designated in writing by the Seller, an aggregate amount equal to the Estimated Purchase Price; each of the Seller and each Other Seller shall receive a percentage of the Estimated Purchase Price as set forth in Exhibit D;
(ii)    to the Seller, a copy of the written commitment from the R&W Insurer to the Purchaser to fully bind the R&W Insurance Policy effective as of the Closing Date;
(iii)    to the Seller, the Transition Services Agreement, duly executed by the Purchaser; and
(iv)    such other instruments or documents as may be necessary or appropriate to carry out the transactions contemplated by this Agreement, each in form and substance reasonably acceptable to the Seller.
ARTICLE 2

PURCHASE PRICE
Section 2.1    Closing Estimates; Closing Adjustments. Not less than five (5) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Purchaser a statement (the “Estimated Closing Statement”) setting forth (A) a good faith estimated calculation of (1) the WC Overage Amount, if any (the “Estimated WC Overage Amount”), or the WC Underage Amount, if any (the “Estimated WC Underage Amount”), (2) the Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), and (3) the Closing Cash Amount (the “Estimated Closing Cash Amount”), and (B) the resulting calculation of the Estimated Purchase Price. The Estimated Closing Statement shall be determined in accordance with, and using, the accounting principles, practices, procedures, methodologies, policies, classifications, judgments, and valuation and estimation methodologies as the Seller and the Purchaser have agreed upon and set forth in writing, a copy of which is attached hereto as Exhibit B (the “Accounting Methodology”).
Section 2.2    Post-Closing Adjustment of Purchase Price.
(a)    Closing Statement. Within ninety (90) days after the Closing Date, the Purchaser shall prepare, or cause to be prepared, and deliver to the Seller a statement (the “Closing Statement”) setting forth its calculation of (i) the WC Overage Amount, if any (the “Final WC Overage Amount”), or the WC Underage Amount, if any (the “Final WC Underage Amount”), (ii) the Closing Indebtedness Amount (the “Final Closing Indebtedness Amount”), (iii) the Closing Cash Amount (the “Final Closing Cash Amount”), and (iv) the Final Closing Purchase Price (collectively, the “Closing Calculations”), computed in accordance with the provisions of this Agreement.
(b)    Review and Objection of Closing Statement. After receipt of the Closing Statement, the Seller shall have forty-five (45) days (the “Review Period”) to review the Closing

Statement. If the Seller notifies the Purchaser of its acceptance of the Closing Statement, or if the Seller does not deliver to the Purchaser written notice of any objections to the Closing Calculations as proposed by the Purchaser prior to the expiration of the Review Period, then the Closing Calculations set forth in the Closing Statement shall be deemed final, conclusive and binding on the parties hereto. If the Seller has any objections to the determination of the Closing Calculations, then the Seller shall deliver to the Purchaser written notice of such objections, in reasonable detail, including each disputed item or amount and the Seller’s basis for disagreement therewith, and the Seller’s calculation of such item or amount (the “Objection Notice”), prior to the expiration of the Review Period, provided that matters included in the calculations in the Closing Statement to which the Seller does not object, and which are not directly affected by any disputed item set forth in the Objection Notice, shall be deemed accepted by the Seller and shall not be subject to further dispute or review. Any Objection Notice may reference only disagreements based on mathematical errors or based on the Closing Calculations, as reflected on the Closing Statement, not being calculated in accordance with this Agreement; provided, that the Seller may provide an Objection Notice on the basis that it has not been provided with adequate information to understand and evaluate the differences between the Estimated Closing Statement and the Closing Statement.
(c)    Resolution of Objections and Disputed Amount.
(i)    Selection of Accountants. The Seller and the Purchaser shall use their respective good faith efforts to resolve the objections set forth in the Objection Notice, and any such resolution between them shall be final, binding and conclusive on the parties hereto and shall be evidenced by a written agreement to that effect. However, if the Seller and the Purchaser are unable to resolve in writing such objections within thirty (30) days after the Purchaser’s receipt of the Objection Notice, then the Seller and the Purchaser shall submit the issues and the amounts remaining in dispute (the “Disputed Amounts”) to Grant Thornton LLP, or such other internationally recognized firm of independent accountants mutually acceptable to the Seller and the Purchaser (the “Accountants”) for final resolution (but in no event to any firm that is then the current auditor of the Seller, the Purchaser or their respective Affiliates). The Accountants shall serve as experts, not arbitrators. Each party agrees to promptly execute a reasonable and customary engagement letter with the Accountants, if requested to do so by the Accountants.
(ii)    Process of Accountants. The Seller and the Purchaser shall each furnish to the Accountants such work papers and other supporting documentation relating to the Disputed Amounts as the parties deem appropriate or as the Accountants may reasonably request and as are available to such parties, and the Seller and the Purchaser shall be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants; provided, that neither party shall meet with the Accountants without representatives of the other present. The Accountants shall determine, based solely on the provisions of this Agreement and the presentations by the Seller and the Purchaser, and not by independent review, the appropriate amounts with respect to the Disputed Amounts (and only such matters). The

Accountants shall consider only those Disputed Amounts in the Purchaser’s and the Seller’s respective Closing Calculations that are identified as being Disputed Amounts and amounts to which the Purchaser and the Seller have been unable to agree. The scope of the disputes to be resolved by the Accountants shall be limited to correcting mathematical errors and determining whether the items and amounts in dispute were determined in accordance with the Accounting Methodology and the terms of this Agreement, and the Accountants are not to make any other determination, including any determination as to whether the Target WC Amount or any estimates on the Estimated Closing Statement are correct, adequate or sufficient. The Accountants shall be instructed to use their reasonable best efforts to make their determination in accordance with the provisions of this Agreement within thirty (30) days after being engaged, and such determination made by the Accountants shall be set forth in a writing delivered to each party with a reasonably detailed explanation thereof and shall be final, conclusive and binding upon the parties hereto. The Accountants, in making their determination of the Disputed Amounts, shall not assign a value thereto greater than the greatest value claimed by either party or smaller than the smallest value claimed by either party. Judgment may be entered upon the determination of the Accountants in any court having jurisdiction over the party against which such determination is to be enforced. This Section 2.2 shall be the sole method and remedy for resolving any disputes between the parties with respect to the determination of the Closing Calculations. The determination of the Accountants shall be conclusive and binding upon the parties and shall not be subject to appeal or further review.
(iii)    Fees of Accountants. The fees and expenses of the Accountants incurred in connection with any dispute resolution pursuant to Section 2.2(c) shall be borne by the Purchaser, on one hand, and the Seller, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Accountants, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accountants at the time the determination of such firm is rendered on the merits of the matters submitted. Judgment may be entered upon the determination of the Accountants in any court having jurisdiction over the party against which such determination is to be enforced.
(d)    Access to Relevant Books and Records. The Purchaser shall provide the Seller and its agents full access during regular business hours to the applicable personnel, books, records and accounts of the Target Companies used in connection with determining the Closing Calculations and to the Target Companies’ work papers and back-up materials reasonably related to the preparation of the Closing Statement, as the Seller may reasonably request upon reasonable notice during the Review Period, and with respect to any Disputed Amount after the Review Period until final resolution thereof; provided, that such access shall only be in a manner that does not unreasonably interfere with the normal business operations of the Target Companies.
(e)    Post-Closing Adjustment.

(i)    For purposes of this Agreement, “Net Adjustment Amount” means an amount, which may be positive or negative, equal to (A) the Final Closing Purchase Price as finally determined pursuant to Section 2.2, minus (B) the Estimated Purchase Price.
(ii)    If the Net Adjustment Amount is positive, the Purchaser shall pay to the Seller, to the bank account designated in writing by the Seller, an amount equal to the Net Adjustment Amount.
(iii)    If the Net Adjustment Amount is negative (in which case the “Net Adjustment Amount” for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), the Seller shall pay to the Purchaser, to the bank account designated in writing by the Purchaser, an amount equal to the Net Adjustment Amount.
(f)    Payment of Post-Closing Adjustment; Exclusive Remedy. Amounts to be paid pursuant to Section 2.2(e) shall be made promptly (but in any event within five (5) Business Days) after the final determination of the Net Adjustment Amount pursuant to the provisions of this Section 2.2 by wire transfer of immediately available funds.
Section 2.3    Earnout.
(a)    Earnout Payment.
(i)    The Purchaser shall pay to the Seller an Earnout Payment if the Windows Companies generate earnings before interest, taxes, depreciation and amortization (“Windows EBITDA”) with respect to the fiscal year ending June 30, 2024 (the “Earnout Period”) in excess of the Windows EBITDA milestone amount set forth on Schedule 2.3(a) of the Disclosure Schedules (the “Earnout Target”).
(ii)    To the extent that the Windows EBITDA exceeds the Earnout Target, the Purchaser shall pay to the Seller an amount equal to the difference between the Windows EBITDA and the Earnout Target multiplied by 10, subject to a maximum of $65,000,000 (the “Earnout Payment”). Schedule 2.3(a) of the Disclosure Schedules sets forth the methodology on how the Windows EBITDA shall be determined (the “Windows EBITDA Methodology”). For the avoidance of doubt, numerical examples of the Earnout Payment payable at various Windows EBITDA levels are set forth on Schedule 2.3(a) of the Disclosure Schedules.
(iii)    For the avoidance of doubt, (i) there shall be no carryforward of Windows EBITDA from any period prior to the fiscal year ending June 30, 2024 in the determination of whether the Earnout Target was met and (ii) in no event will the Earnout Payment exceed $65,000,000.
(iv)    The Seller shall not be entitled to any interest on the Earnout Payment.

(v)    Notwithstanding the foregoing, any Earnout Payment shall be allocated among the Seller and the Other Sellers such that each of the Seller and each Other Seller receives a percentage of such Earnout Payment in accordance with the allocation set forth in Exhibit D.
(b)    Earnout Procedure.
(i)    On or prior to September 30, 2024, the Purchaser shall prepare, or cause to be prepared, a computation of (a) the Windows EBITDA for the Earnout Period and (b) the Earnout Payment, if any (the “Earnout Report”).
(ii)    The Purchaser shall, solely for the purpose of the Seller’s review of the Earnout Report, make its relevant books and records, as reasonably requested by Seller, available for inspection by the Seller, at all reasonable times during normal business hours.
(iii)    If, within thirty (30) days following delivery to the Seller of the Earnout Report, the Seller does not deliver to the Purchaser written notice of any objections to the computation of Windows EBITDA in the Earnout Report (which notice shall state in reasonable detail the basis of the Seller’s objection) (the “Earnout Objection Notice”), then the Windows EBITDA as computed by the Purchaser shall be deemed final, conclusive and binding on the parties hereto and shall not be subject to appeal or further review. Notwithstanding anything in the foregoing to the contrary, the Seller may provide an Earnout Objection Notice on the basis that it has not been provided with adequate information to understand and evaluate the Earnout Report.
(iv)    If the Seller timely gives the Purchaser an Earnout Objection Notice, and if the Seller and the Purchaser are unable to resolve in writing the objections set forth in the Earnout Objection Notice within thirty (30) days after the Purchaser’s receipt of the Earnout Objection Notice, then the Seller and the Purchaser shall submit the issues remaining in dispute for resolution to the Accountants for final resolution.
(v)    The Accountants shall consider only those issues that remain in dispute and make their determination with respect to the Earnout Report as promptly as practical, but no later than thirty (30) days after being engaged. Such determination made by the Accountants shall follow the Windows EBITDA Methodology and shall be set forth in a writing delivered to each party with a reasonably detailed explanation thereof. The Accountants shall determine, based solely on the provisions of this Section 2.3 and Schedule 2.3(a) of the Disclosure Schedules, including the Windows EBITDA Methodology, and the presentations by the Seller and the Purchaser, and not by independent review, the Windows EBITDA. The Accountants, in making their determination of the Windows EBITDA, shall not assign a value thereto greater than the greatest value claimed by either party or smaller than the smallest value claimed by either party. The determination of the Accountants shall be final, conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.

(vi)    If the computation of Windows EBITDA for the Earnout Period is submitted to the Accountants for resolution:
(A)    The Seller and the Purchaser shall each furnish to the Accountants such work papers and other supporting documentation relating to the disputed issues as the parties deem appropriate or as the Accountants may reasonably request and as are available to such parties or its accountants or other representatives.
(B)    The fees and expenses of the Accountants incurred in connection with any dispute resolution pursuant to this Section 2.3 shall be allocated to the Purchaser if the Accountants’ computation of Windows EBITDA is greater than that contained in the Earnout Report prepared by the Purchaser and otherwise shall be allocated to the Seller.
(vii)    Except as otherwise provided herein, the payment of the Earnout Payment, if any, to the Seller shall be due within ten (10) Business Days after the final determination of the Earnout Report pursuant to the foregoing provisions of this Section 2.3, and shall be paid by wire transfer of immediately available funds to the Seller.
Section 2.4    Withholding. The Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable to any Person pursuant to this Agreement any amounts required to be deducted or withheld under applicable Law with respect to such payment; provided, except in the case of withholding on amounts that constitute compensation under applicable Law, before making any such deduction or withholding, the Purchaser shall use commercially reasonable efforts to provide at least five (5) days prior notice of such deduction or withholding to the Seller and reasonably cooperate with the Seller to reduce or eliminate any such withholding. To the extent that any such amounts are so deducted or withheld and paid over to the relevant Governmental Authority by the Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which such deduction and withholding were made.
ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER
Except as set forth in the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”), the Seller hereby represents and warrants to the Purchaser as follows:
Section 3.1    Formation. The Seller represents and warrants to the Purchaser that it is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California.
Section 3.2    Authorization. The Seller has corporate power and authority to execute and deliver this Agreement, and each of the Seller and the Other Sellers has the power and authority to execute and deliver the other Transaction Documents to which it is a party and to consummate the transactions contemplated herein and therein. The execution and delivery of this Agreement by the Seller, the execution and delivery of the other Transaction Documents to which each of the Seller and the Other Sellers is a party and the performance by each of the Seller and the Other Sellers of its obligations hereunder and thereunder have been duly authorized by all requisite entity action. This Agreement has been duly and validly executed by the Seller, and at Closing the other Transaction Documents will be duly and validly executed and delivered by the Seller and the Other Sellers (as applicable) and constitute the legal, valid and binding obligation of the Seller and the Other Sellers (as applicable), enforceable against the Seller and the Other Sellers (as applicable) in accordance with their respective terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and remedies generally.
Section 3.3    No Violation. The execution and delivery of this Agreement by the Seller and the other Transaction Documents to which the Seller or any Other Seller is a party, and the performance by each of the Seller and the Other Sellers of its obligations hereunder and thereunder, will not:
(a)    conflict with, violate or result in any breach of any provision of the Governing Documents of the Seller or any Other Seller;
(b)    violate, conflict with, or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, or permit the termination of, or require the consent of any other party to, or require notice to any other party to, or result in the acceleration of, or entitle any party to accelerate any obligation, or give rise to the creation of any Encumbrance upon any of the properties or assets of the Seller or any Other Seller under, any of the terms, conditions or provisions of any contract, agreement or arrangement, whether written or oral, to which the Seller or any Other Seller is a party or may be bound or affected; or
(c)    assuming all consents, approvals, filings and registrations described on Schedule 3.3 of the Disclosure Schedules have been obtained or made, conflict with or violate any Law applicable to the Seller, any Other Seller or any of their respective properties or assets;
except, in the case of clause (b) or clause (c), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Seller Material Adverse Effect or that arise due to the nature or identity of the Purchaser or any of its Affiliates.
Section 3.4    Equity Interests. Each of the Seller and the Other Sellers is the record and beneficial owner of the Equity Interests set forth beside its name on Schedule 3.4 of the Disclosure Schedules (the “Subject Securities”), free and clear of any Encumbrances other than restrictions arising under applicable securities laws. As of the Closing, the Seller and the Other Sellers will have the right, authority and power to sell, assign and transfer such Subject Securities, free and clear of any Encumbrances other than restrictions arising under applicable securities laws, to the Purchaser.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PRIMARY COMPANIES
Except as set forth in the Disclosure Schedules, the Seller and the Primary Companies, jointly and severally, hereby represent and warrant to the Purchaser as set forth in this Article 4.
Section 4.1    Formation and Qualification.
(a)    Target Companies.
(i)    Each Building Products Company is a corporation, as set forth on Schedule 3.4, duly organized, validly existing and in good standing under the laws of Michigan, as applicable, with all requisite power and authority to own, operate and lease its properties and assets, as the case may be, and to carry on the Building Products Business as it is now being conducted.
(ii)    Each Stone Company is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware or Mexico, as applicable, with all requisite power and authority to own, operate and lease its properties and assets, as the case may be, and to carry on the Stone Business as it is now being conducted.
(iii)    Each Roofing Company is a corporation, limited liability company or private limited company, as set forth on Schedule 3.4, duly organized, validly existing and in good standing under the laws of Delaware, California, Utah, or England and Wales, as applicable, with all requisite power and authority to own, operate and lease its properties and assets, as the case may be, and to carry on the Roofing Business as it is now being conducted.
(iv)     Each Windows Company is a limited liability company duly organized, validly existing and in good standing under the laws of Utah, with all requisite power and authority to own, operate and lease its properties and assets, as the case may be, and to carry on the Windows Business as it is now being conducted.
(v)    Each Target Company is qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of property by it or the conduct of the Business, as currently conducted by it, require such licensing or qualification, except for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)    The Primary Companies have delivered to the Purchaser copies of the Governing Documents of each Target Company.
(c)    Except as set forth on Schedule 4.1(c) of the Disclosure Schedules, the Target Companies do not own stock or have any equity investment or other interest in, do not have the right to acquire any such interest in, do not have any type of joint venture with, and do not control, directly or indirectly, any other Person.
Section 4.2    Authorization. Each Primary Company has the power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated herein and therein. The execution and delivery of this Agreement and the other Transaction Documents to which such Primary Company is a party and the performance by such Primary Company of its obligations hereunder and thereunder have been duly authorized by all requisite action. This Agreement has been, and at Closing the other Transaction Documents will be, duly and validly executed and delivered by such Primary Company and constitute the legal, valid and binding obligation of such Primary Company, enforceable against such Primary Company in accordance with their respective terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and remedies generally.
Section 4.3    No Violation. The execution and delivery of this Agreement and the other Transaction Documents by the Primary Companies to which such Primary Companies are a party, and the performance by such Primary Companies of their respective obligations hereunder and thereunder, will not:
(a)    conflict with, violate or result in any breach of any provision of the Governing Documents of such Primary Companies or the other Target Companies;
(b)    except as set forth on Schedule 4.3 of the Disclosure Schedules, violate, conflict with, or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, or permit the termination of, or require the consent of any other party to, or require notice to any other party to, or result in the acceleration of, or entitle any party to accelerate any obligation, or give rise to the creation of any Encumbrance upon any of the properties or assets of such Primary Companies or the other Target Companies under, any of the terms, conditions or provisions of any contract, agreement or arrangement, whether written or oral, to which such Primary Companies or the other Target Companies are a party or may be bound or affected; or
(c)    assuming all consents, approvals, filings and registrations described on Schedule 4.3 of the Disclosure Schedules have been obtained or made, conflict with or violate any Law applicable to such Primary Companies or the other Target Companies or any of their respective properties or assets;
except, in the case of clause (b) or clause (c), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, be reasonably expected to have an adverse effect on such Primary Companies or the other Target Companies in any material respect or prevent, materially delay or materially impede the performance by such Primary Companies or the other Target Companies of their respective obligations under this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby, or that arise due to the nature or identity of the Purchaser or any of its Affiliates.
Section 4.4    Capitalization. The authorized and issued and outstanding equity securities of each Target Company are as set forth on Schedule 4.4(a) of the Disclosure Schedules. Except as set forth on Schedule 4.4(a) of the Disclosure Schedules, (a) there are no outstanding obligations, options, warrants, convertible securities, stock appreciation rights, profit interests or other rights, agreements, arrangements or commitments of any kind relating to the equity securities of, or any other interest in, any Target Company or obligating any Target Company to issue or sell any equity securities of, or any other interest in, such Target Company, (b) there are no outstanding contractual obligations of any Target Company to repurchase, redeem or otherwise acquire any of its equity securities or to provide funds to, or make any investment in, any other Person, and (c) there are no agreements or understandings in effect with respect to the voting or transfer of any of the equity securities of such Target Company. The Seller, Other Sellers and Target Companies collectively own, directly or indirectly, all right, title and interest (legal and beneficial) in and to all of the outstanding shares of capital stock, membership interests, and other equity interests in each of the other Target Companies as set forth on Schedule 4.4(a) of the Disclosure Schedules, free and clear of all Encumbrances, other than restrictions arising under applicable securities laws. Upon consummation of the transactions contemplated in this Agreement, the Purchaser shall own all of the Subject Securities, free and clear of all Encumbrances, other than restrictions arising under applicable securities laws and Encumbrances created by or consented to by or at the direction of Purchaser or any of its Affiliates (in connection with the Financing or otherwise).
Section 4.5    Consents and Approvals. Except for (a) compliance with and filings under the HSR Act or any other Merger Control Law, and (b) applicable requirements, if any, of federal or state securities or “blue sky” laws, no filing or registration with, no notice to and no Permit, authorization, consent or approval of any Governmental Authority is necessary for the execution and delivery of this Agreement or any other Transaction Document by the Seller, the Other Sellers or the Primary Companies or the consummation of the transactions contemplated hereby or thereby by the Seller, the Other Sellers or the Primary Companies.
Section 4.6    Financial Statements. The Primary Companies have delivered to the Purchaser copies of (a) Target Companies’ combined audited financial statements as of June 30, 2020, consisting of the balance sheets at such date, and the related statements of income, equity and cash flows for the fiscal year then ended (the “Target Companies Financial Statements”) and (b) Target Companies’ combined unaudited financial statements as of March 31, 2021 (the “Target Companies Balance Sheet Date”), consisting of the balance sheets at such date and the related statements of income, equity and cash flows for the nine (9)-month period then ended (the “Target Companies Interim Financial Statements”). A copy of the Target Companies Financial Statements and the Target Companies Interim Financial Statements is attached hereto as Schedule 4.6 of the Disclosure Schedules. The Target Companies’ balance sheets included in the Target Companies Interim Financial Statements may be referred to herein as the “Target Companies Balance Sheets.” The Target Companies Financial Statements are true and correct in all material respects and have been prepared in accordance with IFRS, consistently applied through the periods indicated, except as otherwise noted therein and subject, in the case of the Target Companies Interim Financial Statements, to the absence of normal and recurring year-end adjustments and the absence of notes. The Target Companies Financial Statements and the Target Companies Interim Financial Statements fairly present in all material respects the financial condition of the Target Companies as of the dates thereof and the results of operations and cash flows of the Target Companies for the periods indicated.
Section 4.7    Absence of Undisclosed Liabilities. Except as set forth on Schedule 4.7 of the Disclosure Schedules, the Target Companies do not have any Liability except (a) as reflected and adequately accrued and reserved against on the Target Companies Balance Sheets, (b) Liabilities which have arisen in the Ordinary Course of Business since the Target Companies Balance Sheet Date, which individually or in the aggregate are not material in amount, (c) Liabilities under contracts and commitments listed in any Disclosure Schedule, and (d) Liabilities that would not be required to be reflected on a combined balance sheet of the Target Companies prepared in accordance with IFRS (as modified by the Accounting Methodology). Except for Indemnified Taxes and the Shared Contracts (assuming that the parties perform their obligations under Section 6.15 and the Shared Contracts are apportioned between Seller, the Purchaser and their respective Affiliates as contemplated by Section 6.15), the Target Companies have no material Liabilities for any Affiliate of Seller or the Other Sellers (other than the Target Companies), including the Fly Ash Business. Each of Gerard Roof Products, LLC and Metrotile Manufacturing, LLC currently conduct no business operations and have no material Liabilities, and as of the Closing Date, such entities will conduct no business operations and have no material Liabilities.
Section 4.8    Absence of Certain Changes. Except as disclosed on Schedule 4.8 of the Disclosure Schedules and except in connection with the transactions contemplated by this Agreement, since the Target Companies Balance Sheet Date, each of the Target Companies has conducted its respective Business only in the Ordinary Course of Business, and, without limiting the generality of the foregoing, since the Target Companies Balance Sheet Date, there has not been:
(a)    any event, occurrence, fact change or condition which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;
(b)    any amendment or other change to the Governing Documents of any Target Company;
(c)     any issuance or sale of any equity interests of, or any other interest in, any Target Company or any options, warrants, convertible securities or other rights of any kind to acquire any such equity interests;
(d)    any action taken by any of the Target Companies (i) to accelerate any of such Target Companies’ usual manufacturing and production schedule other than actions in the Ordinary Course of Business or (ii) to manufacture finished goods on a schedule not consistent in all material respects with the Ordinary Course of Business;

(e)    any action taken by any of the Target Companies to accelerate any of such Target Companies’ sales of finished goods (including without limitation any sales, discounts, rebates, or changes in credit practices), other than action in the Ordinary Course of Business;
(f)    any action taken by any of the Target Companies to accelerate any of such Target Companies’ collection of accounts or notes receivable, or to delay payment of accounts or notes payable, other than action in the Ordinary Course of Business;
(g)    other than sales of finished goods in the Ordinary Course of Business, any sale, lease, license, Encumbrance (other than a Permitted Encumbrance or Permitted Real Property Encumbrance, as applicable) or other transfer or disposition of any assets or properties of any of the Target Companies having a fair market value in excess, in each case, of $2,500,000 or any other material assets or properties of the Building Products Companies, Stone Companies, Roofing Companies, or Windows Companies, respectively (in the aggregate, respectively), in each case used or held for use in their respective Business;
(h)    (i) any material increase in the rate or terms of benefits or compensation (including termination and severance pay) payable or to become payable by any of the Target Companies to their respective directors, officers, employees or agents, or any material increase in the rate or terms of any bonus, insurance, pension or other Business Plan, or any program or arrangement made to, for or with any such directors, officers, employees or agents, in each case other than (A) in the Ordinary Course of Business or (B) as required under applicable Law or any Seller Plan as of the date of this Agreement disclosed to Purchaser or contemplated hereby or by the Disclosure Schedules, (ii) any amendment or entry by any Target Company into any employment, profit sharing, compensation, severance, indemnification, retention, change in control, termination or similar agreement other than to implement any increase to the extent permitted pursuant to subsection (h)(i) or any new hire to the extent permitted pursuant to Section 4.8(h)(iv), or (iii) establishment, adoption, assumption, entry, amendment, termination or any action to accelerate rights under any material Business Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a material Business Plan if it were in existence as of the date of this Agreement;; provided further that for purposes of the consent requirements of Section 6.1(a) and the disclosure requirements of Schedule 4.8 of the Disclosure Schedules, nothing in this Section 4.8(h) shall be deemed to be an action in connection with the transactions contemplated by this Agreement;
(i)    any material damage, destruction or loss to the properties or assets owned, leased or used by any of the Target Companies, whether or not covered by insurance;
(j)    any acquisition (by merger, consolidation or acquisition of securities or assets) by any of the Target Companies of any Person or other business enterprise or division or significant assets thereof;
(k)    any failure to maintain the books, accounts and records of the Target Companies with respect to their respective Business in all material respects in the Ordinary Course of Business on a basis consistent with prior years and in accordance with IFRS (except as otherwise set forth in the Accounting Methodology), including any material change in an accounting method or practice not required by IFRS;
(l)    any incurrence, assumption or guarantee of Third Party Borrowed Money Indebtedness;
(m)    any incurrence, assumption or guarantee of indebtedness for borrowed money or issuance of any debt securities or assumption, guarantee or endorsement of the obligations of any Person (other than Third Party Borrowed Money Indebtedness), or making of any capital investments, loans or advances, except in the Ordinary Course of Business;
(n)    any loan to (or forgiveness of any loan to), or entry into any other transaction with, any stockholders or current or former directors, officers and employees of any of the Target Companies (for clarity, excluding compensation arrangements not required to be listed on Schedule Section 4.8(h) or as otherwise required pursuant to the terms of a Seller Plan);
(o)    entry into a new line of business or abandonment or discontinuance of existing lines of business by any of the Target Companies;
(p)    adoption by any of the Target Companies of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing by any of the Target Companies of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;
(q)    any failure by any of the Target Companies to take commercially reasonable efforts to preserve their respective goodwill with suppliers and their Customers;
(r)    any failure by any of the Target Companies to file any material claim under any existing insurance policy relating to their respective properties or assets;
(s)    any commencement of any Action or settlement of any Action either by or against any of the Target Companies, having an amount at issue in excess of $1,000,000;
(t)    except in the Ordinary Course of Business, any entry into, acceleration, material amendment, cancellation or termination (other than non-renewal in accordance with its terms) of a Material Contract or waiver of a material claim thereunder;
(u)    (i) any making, changing or revoking of a material Tax election by or on behalf of any of the Target Companies, except in the Ordinary Course of Business, (ii) any amendment of any material Tax Return by or otherwise with respect to any of the Target Companies, (iii) any settlement or compromise of a proceeding with respect to any Tax liability of any of the Target Companies, (iv) any entry into a closing agreement under Section 7121 of the Code (or similar provision of applicable Law) by or with respect to any of the Target Companies, or (v) any surrender of a right to claim a refund, offset or other material reduction of Taxes by any of the Target Companies; or

(v)    any agreement, undertaking or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.
Section 4.9    Litigation. As of the date of this Agreement, except as set forth on Schedule 4.9 of the Disclosure Schedules, there is no Action or, to the knowledge of the Primary Companies, investigation pending or threatened in writing against any of the Target Companies or any of their respective properties or assets, by or before any Governmental Authority or arbitrator, nor is there any Order of any Governmental Authority or arbitrator outstanding against, and unsatisfied by, any of the Target Companies nor does any Primary Company know of any fact, event or condition which would reasonably be expected to serve as a basis for the assertion of any such Action or investigation, in each case, having an amount at issue in excess of $2,500,000. There is no Action by any of the Target Companies pending, or which any of such Target Companies has commenced preparations to initiate, against any other Person in connection with its Business.
Section 4.10    Title to Assets.
(a)    Except as set forth on Schedule 4.10(a) of the Disclosure Schedules, each Target Company has good and valid title in and to, or leasehold interest in and to, all of the Tangible Personal Property material to the operation of its Business, in each case free and clear of any and all Encumbrances other than Permitted Encumbrances.
(b)    Schedule 4.10(b)(i) of the Disclosure Schedules includes a list as of December 31, 2020 of all Tangible Personal Property that (i) is, individually or in the aggregate, material to the operation of the Business of each Building Products Company as currently conducted, or (ii) has an individual net book value in excess of $1,000,000. Schedule 4.10(b)(ii) of the Disclosure Schedules includes a list as of December 31, 2020 of all Tangible Personal Property that (i) is, individually or in the aggregate, material to the operation of the Business of each Stone Company as currently conducted, or (ii) has an individual net book value in excess of $1,000,000. Schedule 4.10(b)(iii) of the Disclosure Schedules includes a list as of December 31, 2020 of all Tangible Personal Property that (i) is, individually or in the aggregate, material to the operation of the Business of each Roofing Company as currently conducted, or (ii) has an individual net book value in excess of $1,000,000. Schedule 4.10(b)(iv) of the Disclosure Schedules includes a list as of December 31, 2020 of all Tangible Personal Property that (i) is, individually or in the aggregate, material to the operation of the Business of each Windows Company as currently conducted, or (ii) has an individual net book value in excess of $1,000,000.
(c)    Schedule 4.10(c)(i) of the Disclosure Schedules sets forth a list of each lease of Tangible Personal Property that (i) is, individually or in the aggregate, material to the operation of the Building Products Business as currently conducted, or (ii) has aggregate minimum lease payments in excess of $250,000 per year. Schedule 4.10(c)(ii) of the Disclosure Schedules sets forth a list of each lease of Tangible Personal Property that (i) is, individually or in the aggregate, material to the operation of the Stone Business as currently conducted, or (ii) has aggregate minimum lease payments in excess of $250,000 per year. Schedule 4.10(c)(iii) of the Disclosure Schedules sets forth a list of each lease of Tangible Personal Property that (i) is, individually or in the aggregate, material to the operation of the Roofing Business as currently conducted, or (ii) has aggregate minimum lease payments in excess of $250,000 per year. Schedule 4.10(c)(iv) of the Disclosure Schedules sets forth a list of each lease of Tangible Personal Property that (i) is, individually or in the aggregate, material to the operation of the Windows Business as currently conducted, or (ii) has aggregate minimum lease payments in excess of $250,000 per year.
Section 4.11    Condition and Sufficiency of Assets. Except as set forth on Schedule 4.11 of the Disclosure Schedules, all of the Tangible Personal Property material to the operation of the Business that has an individual net book value in excess of $1,000,000 is in good operating condition and repair, subject to ordinary wear and tear, and is adequate for the uses to which it is being put, and none of such Tangible Personal Property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Except as set forth on Schedule 4.11 of the Disclosure Schedules or otherwise provided pursuant to this Agreement or any other Transaction Document, the Tangible Personal Property currently owned or leased by any Target Company, together with all other properties and assets of such Target Company, are sufficient for the continued conduct of such Target Company’s Business immediately after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business of such Target Company as currently conducted.
Section 4.12    Inventories; Receivables.
(a)    Except as set forth on Schedule 4.12(a) of the Disclosure Schedules, all Inventory of the Business is commercially usable and, if finished goods, of saleable quality in the Ordinary Course of Business, in each case subject to reserves and other qualifications established by the Target Companies as described in the Accounting Methodology. All such inventory is owned by the Target Companies free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)    All of the trade receivables owed to any Target Company with respect to their respective Business are valid obligations arising from sales of goods actually made or services actually rendered in the Ordinary Course of Business.
Section 4.13    Product Warranty. Schedule 4.13(a) of the Disclosure Schedules lists all written warranties, warranty policies, service and maintenance agreements of the Target Companies that are generally applicable to the products sold by the Target Companies since December 31, 2020. Schedule 4.13(b) of the Disclosure Schedules lists all Actions arising since July 1, 2020 through the date of this Agreement from any breach or alleged breach of any such contractual commitments or from any breach or alleged breach of any express or implied warranties that individually exceed $100,000, as of the date of this Agreement. All Target Company warranties are in conformity with the labeling and other requirements of applicable Laws in all material respects.
Section 4.14    Product Liability. Schedule 4.14 of the Disclosure Schedules sets forth a list and summary description of all claims, duties, responsibilities, liabilities or obligations arising from or alleged to arise from any injury to person or property as a result of the ownership, possession or use of any product manufactured or sold by the applicable Target Company arising since December 31, 2018. Except as set forth on Schedule 4.14 of the Disclosure Schedules, to the knowledge of any Primary Company, there is no basis for any product liability, warranty, backcharge, additional work, field repair or other claims by any third party (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss), in each case that is material and arising from (a) services rendered by or on behalf of the applicable Target Company with respect to its Business during the period prior to the date of this Agreement, (b) the sale, distribution, erection or installation of any product, good, component or other item manufactured, sold or delivered by or on behalf of the applicable Target Company with respect to its Business prior to the date of this Agreement, whether delivered to a customer before or after the date of this Agreement (except with respect to any liability or obligation arising out of any action by the Purchaser or the applicable Target Company after the Closing), or (c) the operation of the Business of the applicable Target Company during the period prior to the date of this Agreement.
Section 4.15    Contracts.
(a)    All of the following types of contracts, agreements and arrangements, whether written or oral, relating to the Business of each Target Company, to which the applicable Target Company is a party, or by which it is bound, and under which any party has a continuing obligation are listed on Schedule 4.15(a) of the Disclosure Schedules (collectively, the “Material Contracts”):
(i)    those which involve an annual or single obligation (contingent or otherwise) in excess of $2,500,000 (excluding Employee Plans);
(ii)    agreements to purchase capital equipment that involve an obligation (contingent or otherwise) in excess of $2,500,000;
(iii)    those involving exclusivity, non-competition, non-solicitation or other agreements that restrict the ability of the applicable Target Company to conduct business in any geographic area or to compete against any individual or entity;
(iv)    guarantee and surety agreements;
(v)    all contracts relating to Indebtedness for borrowed money of the applicable Target Company;
(vi)    those which include the assumption of any Tax, environmental or other Liability of any Person in excess of $1,000,000;
(vii)    those which relate to the disposition or acquisition of any business, equity securities or material assets by the applicable Target Company, or any merger or business combination or similar transaction with respect to the applicable Target Company, in each case, that has any material unperformed obligations or liabilities

(contingent or otherwise) outstanding as of the date hereof, except for (A) this Agreement and the Transaction Documents and (B) any non-disclosure or similar agreement entered into in connection with the sale process;
(viii)    (a) employment and consulting agreements providing for payments of at least $200,000 in any twelve (12) month period or that are not terminable by the applicable Target Company on notice of thirty (30) days or less without termination or severance obligations, and (b) contracts relating to any retention, change in control or transaction bonus or severance or other termination obligation to any current or former employee, individual, consultant, officer or director of the Target Companies or their respective Affiliates;
(ix)    collective bargaining agreements with any unions or labor organizations (each, a “CBA”);
(x)     requirements and “take or pay” contracts;
(xi)    contracts with Building Products Key Customers, Stone Key Customers, Roofing Key Customers and Windows Key Customers;
(xii)    agreements providing for most favored customer pricing provisions, exclusive rights, rights of first refusal, special discount rights or similar rights (for clarity, excluding volume discounts and similar arrangements generally offered by a Target Company to its Customers);
(xiii)    contracts providing for fixed pricing for a period in excess of one (1) year;
(xiv)    joint venture, partnership or similar revenue sharing arrangements;
(xv)    agreements with any Governmental Authority;
(xvi)    agreements with any Related Party of the applicable Target Company (excluding Employee Plans); and
(xvii)    contracts pursuant to which the applicable Target Company (A) is granted, obtains or agrees to obtain any right to use any Intellectual Property (other than Off-the-Shelf Software), (B) is restricted in its rights to use or register any Intellectual Property, or (C) permits or agrees to permit any other Person to use, enforce or register any Intellectual Property.
(b)    Each Material Contract is in full force and effect, and is a legal, valid, binding and enforceable agreement, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and remedies generally.

(c)    Except as set forth on Schedule 4.15(c) of the Disclosure Schedules, no Target Company is in material breach or default with respect to any obligation to be performed under any Material Contract.
(d)    Except as set forth on Schedule 4.15(d) of the Disclosure Schedules, no Primary Company has knowledge of any ,material default under any Material Contract of any Target Company by any third party. There exists no event, occurrence, condition or act which, with the giving of notice or the lapse of time, would constitute a material event of default by a Target Company or, to the knowledge of the applicable Primary Company, any third party under any Material Contract of such Target Company.
(e)    Except as set forth on Schedule 4.15(e) of the Disclosure Schedules, no present or former director, manager, officer, employee or agent of the applicable Target Company is or would be eligible to receive, or has received, as a result of the consummation of any of the transactions contemplated by this Agreement, any severance pay, lump-sum or other similar payment, compensation or other remuneration from such Target Company.
Section 4.16    Employee Plans.
(a)    Schedule 4.16(a)(i) of the Disclosure Schedules contains a list of all material Seller Plans indicating which Seller Plans are Business Plans. Except as set forth on Schedule 4.16(a)(ii) of the Disclosure Schedules, the Primary Companies have made available to the Purchaser copies of the following documents with respect to each Seller Plan (to the extent applicable): (i) the current plan and trust documents and adoption agreement (including any amendments thereto) in effect as of the date of this Agreement and the most recent summary plan description and each summary of material modifications thereto; (ii) the most recent determination, advisory or opinion letter received from the Internal Revenue Service with respect to any Seller Plan intended to be qualified under Section 401(a) of the Code; (iii) all insurance policies purchased by or to provide benefits under such Seller Plan; and (iv) the Form 5500 filed in each of the three most recent plan years with respect to each Seller Plan. Except as set forth on Schedule 4.16(a)(iii) of the Disclosure Schedules, no Business Plan is (a) a “multiple employer plan” for purposes of Sections 4063 or 4064 of ERISA, (b) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (c) subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (d) a “multiple employer welfare arrangement” as defined in section 3(40) of ERISA, or (e) required to be registered under the Income Tax Act (Canada) or applicable Canadian pension benefits legislation.
(b)    Each Seller Plan has been maintained, funded and administered in compliance in all material respects with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto. Each Seller Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code is entitled to rely upon a favorable determination letter or opinion letter issued by the Internal Revenue Service, and no circumstances exist and nothing has occurred, whether by action or failure to act, that would result in the loss of the qualified or exempt status of any such Seller Plan. All required notices, disclosures and continuation coverage have been provided in all material respects in accordance with Sections 601 through 608 of ERISA, Section 4980B of the Code and any analogous state law that is applicable to one or more of the Seller Plans. Except as set forth on Schedule 4.16(b) of the Disclosure Schedules, no Target Company nor any fiduciary of any Seller Plan who is employed by any of the Target Companies has any Liability under Part 4 of Title I, Subtitle B of ERISA. No Target Company has any liability for any fees, Taxes, costs, penalties or fees imposed under Sections 4980B, 4980H or 9815 of the Code or the Patient Protection and Affordable Care Act. Neither the Target Companies nor any ERISA Affiliates provide health or welfare benefits to any employees after their employment is terminated (other than continuation coverage as required by Part 6 of Subtitle B of Title I of ERISA or similar applicable Law). With respect to each Seller Plan that is subject to the laws of any jurisdiction outside of the United States (the “Foreign Plans”): (i) such Foreign Plan complies in form and operation in accordance with all applicable foreign laws; and (ii) where required to be funded and/or book-reserved, such Foreign Plan is funded and/or book reserved, as applicable, in accordance with applicable Law.
(c)    Except as set forth on Schedule 4.16(c) of the Disclosure Schedules, none of the Target Companies or any ERISA Affiliate of a Target Company has any obligation to contribute to or any Liability with respect to, (i) a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA) that is or was subject to Title IV of ERISA or Sections 412, 430, 431, 432, or 436 of the Code, or (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). Except as set forth on Schedule 4.16(c) of the Disclosure Schedules, neither the Target Companies nor any ERISA Affiliate has incurred any material Liability (including as a result of any indemnification obligation) under Title I or Title IV of ERISA for which any of the Target Companies or any ERISA Affiliate could be liable, and no event has occurred or condition exists that would subject any Target Company, either directly or by reason of affiliation with an ERISA Affiliate, to any material Tax, fine, Encumbrance, or other Liability imposed by ERISA, the Code or other applicable Law. Furthermore, there is no material withdrawal liability that would apply to the Target Companies with respect to any multiemployer plan disclosed on Schedule 4.16(c) of the Disclosure Schedules. No asset of any Target Company is subject to any Encumbrance under ERISA or the Code. No Target Company has (i) been a plan sponsor of, or a participating employer in, a defined benefits pension plan in the United Kingdom or (ii) been issued with a contribution notice or financial support direction under the United Kingdom Pensions Act 2004, and there is no fact or circumstance likely to give rise to any such notice or direction.
(d)    Except as set forth on Schedule 4.16(d) of the Disclosure Schedules, the transactions contemplated by this Agreement, whether alone or in combination with any other event, will not accelerate the time of payment, vesting or delivery of, or increase the amount or value of any compensation or benefits due to any Transition Employee or any Employee or director, or former employee or director of any Target Company.
(e)    Except as set forth on Schedule 4.16(e) of the Disclosure Schedules, neither the Target Companies nor any ERISA Affiliate of a Target Company is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any similar provision of state, local, or foreign law).

(f)    Each Business Plan that provides deferred compensation subject to Section 409A of the Code is in all material respects in compliance with Section 409A of the Code and applicable guidance issued thereunder. Except as set forth on Schedule 4.16(f), no Employee is eligible to participate under any Business Plan providing for deferred compensation and no Target Company has any liability to any Employee with respect to deferred compensation.
(g)    Except as set forth on Schedule 4.16(g), the Target Companies are not a party to or bound by any written contract with its Employees providing for (i) a fixed-term exceeding one year or (ii) greater termination or severance entitlements than what would otherwise be required by applicable employment or labor standards legislation.
(h)    No Target Company is required to “gross up” or otherwise compensate any individual because of the imposition of any Tax on any compensatory payment to such individual.
(i)    All amounts due or accrued for vacation pay, premiums for employment insurance, employer health tax premiums, Canada Pension Plan contributions, wages, salaries, bonuses, incentive compensation, commissions, Business Plan payments and other similar accruals have either been paid or are accrued and accurately reflected in the books and records of the Target Companies.
Section 4.17    Environmental Matters. Except as set forth on Schedule 4.17 of the Disclosure Schedules:
(a)    Each Target Company is and, since December 31, 2017, has been in compliance in all material respects with Environmental Laws. There are no written claims for Liabilities pending or, to the knowledge of the Primary Companies, threatened against, any of the Target Companies with respect to Environmental Laws or Hazardous Substances.
(b)    Without limiting the generality of the foregoing, each Target Company holds all material Environmental Permits, and is and has been since December 31, 2017 in compliance in all material respects with all Environmental Permits.
(c)    No Target Company has received any written notice of any material violation of, or any material Liability under, any Environmental Laws, the subject matter of which is unresolved, and no Target Company is subject to any consent decrees or Orders from any Governmental Authority imposing any material obligations or Liabilities arising out of or pursuant to Environmental Laws that remain outstanding.
(d)    No Target Company has at any time (i) Released, treated, stored, recycled, disposed of, generated, arranged for or permitted the disposal of, transported, handled, labeled or failed to properly label, or knowingly exposed any Person to any Hazardous Substance in violation of any Environmental Law or (ii) to the knowledge of the Primary Companies, owned or operated any property or facility which is or has been contaminated by any Hazardous

Substances, in each case of (i) or (ii) so as would reasonably be expected to give rise to any material Liabilities under Environmental Laws.
(e)    No Target Company has assumed by written contract any outstanding material Environmental Liabilities of any other Person.
(f)    The Primary Companies have provided to the Purchaser copies of all material environmental audits and assessments pertaining to environmental matters relating to the past or present business, facilities, properties or operations of the Target Companies (including the Leased Real Property and the Owned Real Estate), in each case which (i) were commissioned by or on behalf of any Target Company or its representatives or advisors and (ii) are in any Target Company’s possession.
(g)    To the knowledge of the Primary Companies, there is no friable asbestos-containing material at the Leased Real Property or Owned Real Estate that would reasonably be expected to result in material Environmental Liabilities for any Target Company.
(h)    To the knowledge of the Primary Companies, there are no underground or above ground storage tanks, surface impoundments, landfills, or hazardous waste treatment units located at the Leased Real Property or Owned Real Estate that would reasonably be expected to result in material Environmental Liabilities for any Target Company.
Section 4.18    Taxes. Except as set forth on Schedule 4.18 of the Disclosure Schedules:
(a)    Each Target Company has timely filed, or has had timely filed on its behalf, with the appropriate Governmental Authority all income, franchise and similar Tax Returns and all other material Tax Returns that it is required to file, or have filed on its behalf (in each case, taking into account any valid extension of the due date for filing), and has fully and timely paid, all income, franchise and similar Taxes and all other material Taxes (whether or not shown, or required to be shown on such Tax Returns) that have become due and payable. No penalties or other charges are, or will become, due with respect to the late filing of any such Tax Return. All Tax Returns filed by the Target Companies were true, complete and correct in all respects.
(b)    All Taxes that are required to have been withheld or collected by (or on behalf of) each Target Company, including all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, have been timely withheld or collected, and all such amounts have been either timely paid over to the appropriate Governmental Authority or set aside in appropriate accounts for future payment when due.
(c)    No deficiency in Taxes of any Target Company for any period has been asserted by any taxing authority which remains unpaid at the date of this Agreement. There is no Action ongoing, pending or threatened in writing in respect of any Taxes with respect to any Target Company for which such Target Company is or may become liable, nor has any deficiency or claim for any such Taxes been proposed, asserted or threatened in writing.

(d)    No claim has ever been made by a taxing authority in a jurisdiction in which any Target Company does not file Tax Returns that such Target Company is or may be subject to taxation in that jurisdiction.
(e)    There are not currently outstanding or in force any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes or deficiencies against any Target Company.
(f)    There are no Encumbrances for Taxes (other than for Permitted Encumbrances) upon the properties or assets of any Target Company.
(g)    The tax classification for U.S. federal Tax purposes of each Target Company is as described on Schedule 4.18(g) of the Disclosure Schedules.
(h)    None of the Target Companies (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity or similar agreement or arrangement (excluding any such agreement or arrangement solely among the Target Companies), (ii) has any liability for the Taxes of any other Person as a result of being a member of an affiliated, consolidated, combined or unitary group (other than the Seller Group) for any period or otherwise through operation of law, or (iii) has any liability for the Taxes of any Person as a transferee or successor, by contract or otherwise.
(i)    None of the Target Companies is or has been a party to a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(j)    None of the Target Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of (i) any change in method of accounting under Section 481 of the Code (or any comparable provision of applicable Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date, (ii) an installment sale or open transaction occurring at or prior to the Closing, (iii) a prepaid amount received on or before the Closing Date, (iv) any closing agreement under Section 7121 of the Code, or similar provision of applicable Law, executed before the Closing, or (v) any intercompany transaction occurring at or prior to the Closing or excess loss account in existence at the Closing described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable Law), prepaid amount received at or prior to the Closing.
(k)    None of the Target Companies (i) has or has ever had a permanent establishment (or otherwise has or has had an office or other fixed place of business) in any country other than the country of its incorporation or formation or (ii) is or has been subject to Tax in a jurisdiction outside the country of its incorporation or formation.
(l)    No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to any Target Company or entered into or issued by any taxing authority with respect to any Target Company.

(m)    None of the Target Companies is a party to any joint venture, partnership or other agreement, contract or arrangement (whether in writing or verbally) which could be treated as a partnership for U.S. federal income Tax purposes.
(n)    Schedule 4.18(n) of the Disclosure Schedules gives details of any payments representing instalments of United Kingdom corporation tax made pursuant to the United Kingdom Corporation Tax (Instalment Payments) Regulations 1998 in respect of any current accounting period of any Target Company which is within the charge to United Kingdom corporation tax.
(o)    No Target Company has become subject to the obligation to make a notification to HM Revenue & Customs under section 92 of the United Kingdom Finance Act 2015 (Diverted Profits Tax).
(p)    Schedule 4.18(p) of the Disclosure Schedules contains full particulars of all interest restriction returns (within the meaning of Schedule 7A to the United Kingdom Taxation (International and Other Provisions) Act 2010) that have been filed by or on behalf of a Target Company for all accounting periods ending in the five years prior to Completion.
(q)    No Target Company which is a UK corporate parent (within the meaning of Schedule 17 to the United Kingdom Finance Act 2009) has caused, permitted or entered into any of the transactions specified in section 37 of and Schedule 17 to that Finance Act 2009 without having duly provided the required information to HM Revenue & Customs.
(r)    No Target Company has been a party to, nor has been otherwise involved in, any transaction, scheme or arrangement containing steps or stages that have no commercial purpose or designed wholly or mainly for the purpose of avoiding or deferring Tax or reducing a liability to Tax or amounts to be withheld on account of Tax.
(s)    No person, acting in the capacity of an Associated Person (as defined in section 44(4) of the United Kingdom Criminal Finances Act 2017 (the “CFA 2017”)) of a Target Company has committed (i) a UK tax evasion facilitation offence under section 45(5) of the CFA 2017 or (ii) a foreign tax evasion facilitation offence under section 46(6) of the CFA 2017.
(t)    No Target Company is party to any arrangements which are subject to counteraction under Part 6A of the United Kingdom Taxation (International and Other Provisions) Act 2010 (Hybrid and other mismatches) (including any arrangements which might be subject to counteraction thereunder if no counteraction applies under the law of a territory outside the UK).
(u)    Each Target Company which is incorporated in the United Kingdom is a taxable person and is duly registered for the purposes of VAT.
(v)    No Target Company which is incorporated in the United Kingdom owns, or has at any time within the period of ten years preceding the date of this agreement owned, any assets which are capital items that are subject to the capital goods scheme under Part XV of the United Kingdom VAT Regulations 1995.
Section 4.19    Compliance with Applicable Laws; Permits and Licenses.
(a)    Schedule 4.19(a) of the Disclosure Schedules sets forth all of the material Permits necessary for the lawful conduct by the Target Companies of the relevant Business as currently conducted, or the ownership, lease or operation of the Target Companies’ properties and assets, each of which such Target Companies hold and at all relevant times have held. All such Permits are current and valid and in full force and effect. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth on Schedule 4.19(a) of the Disclosure Schedules. No Target Company is or has, during the relevant statute of limitations period, been in material violation of any provision of any Law or Permit applicable to such Target Company or such Target Company’s business, properties or assets.
(b)    Except as set forth on Schedule 4.19(b) of the Disclosure Schedules, no Target Company (i) has received since January 1, 2018, any written notification of any failure by such Target Company to comply with any material Law or Permit, and (ii) is not subject to any cease-and-desist or other Order issued by, or a party to any written agreement or memorandum of understanding with, any Governmental Authority.
Section 4.20    Proprietary Rights.
(a)    Schedule 4.20(a) of the Disclosure Schedules sets forth a list of the following registrations and applications for registration of Intellectual Property owned by any Target Company: (i) all U.S. and foreign patents and patent applications; (ii) all registrations and applications for registration of trademarks in all countries of the world; (iii) all registered copyrights; and (iv) all registrations and applications for domain names in which Target Companies have any right, title or interest as their own domain name(s) (collectively, the “Registered IP”). Except (i) as set forth on Schedule 4.20(a), (ii) for Permitted Encumbrances, and (iii) for non-exclusive licenses granted, each Target Company is the owner of such Registered IP set forth on Schedule 4.20(a) as owned by such Target Company, and all such Registered IP is subsisting, valid and, to the knowledge of the Primary Companies, enforceable. Schedule 4.20(a) and Schedule 4.20(b) of the Disclosure Schedules together include all the registrations and applications for registration of Intellectual Property that are owned by Seller and its Affiliates (including the Target Companies) and currently used in the operation of any of the Businesses, except for the Boral Marks.
(b)    Except as set forth on Schedule 4.20(b) of the Disclosure Schedules, each Target Company has a valid right to use its Proprietary Rights, free and clear of any Encumbrance (other than Permitted Encumbrances). To the extent any Proprietary Rights are licensed to (as opposed to owned by) any of the Target Companies, (i) such Target Companies are licensed to use such Proprietary Rights in the manner currently used by the Target Companies and, (ii) except as set forth on Schedule 4.20(b) of the Disclosure Schedules and except for Off-the-Shelf Software, such licenses are now and shall be immediately following the

Closing valid and in full force and effect, and each Target Company will have the legal right to use such Proprietary Rights after the Closing in the same manner as such Target Company uses such Proprietary Rights as of the date of this Agreement. To the knowledge of the Primary Companies, there are no facts which would render any of the Proprietary Rights of the Target Companies invalid, ineffective or unenforceable.
(c)    There has been no material unauthorized disclosure or use of Confidential Information or other confidential information that was provided to any Target Company from another Person under confidentiality obligations as confidential and proprietary information that in either case would materially impair or otherwise materially adversely affect the confidentiality of such Confidential Information or such other confidential information. Each Target Company takes reasonable measures to protect the confidentiality of Confidential Information used in its respective Business.
(d)    To the knowledge of the Primary Companies, neither the use of the Proprietary Rights of the Target Companies nor the Target Companies’ actions in conducting their Business as currently conducted by such Target Companies infringes, misappropriates or otherwise violates any Person’s Intellectual Property rights in a way that would be material to any Target Company. As of the date of this Agreement, other than of that Action entitled Boral Windows LLC et al. v William E. Robinson et al. DC-18-16397 in the District Court of Dallas County, Texas, there are no pending Actions claiming that any of the Target Companies have infringed, misappropriated or otherwise violated any Person’s Intellectual Property rights. To the knowledge of the Primary Companies, there is no valid basis for any claim of material infringement, misappropriation or other violation of Intellectual Property rights against any Target Company. No Target Company has received any written correspondence since January 1, 2020 containing an unresolved notice or any allegation that a Target Company has infringed, misappropriated or otherwise violated any Person’s Intellectual Property rights.
(e)    As of the date of this Agreement, there are no pending Actions challenging the scope, validity or enforceability of any Registered IP, and, to the knowledge of the Primary Companies, there is no valid basis for any such claim. No Target Company has received since January 1, 2020 any correspondence with an unresolved challenge to the scope, validity or enforceability of any Registered IP.
(f)    Except as set forth on Schedule 4.20(f) of the Disclosure Schedules, the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of, or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Target Companies’ right to own, use or hold for use any of the Proprietary Rights.
(g)    Schedule 4.20(g) of the Disclosure Schedules identifies (i) all of the material Software used in the Business, (ii) whether such Software is owned by or licensed to the Target Companies, and (iii) if licensed, the name of such licensor. Each Target Company has all legal right to use such Software as they are currently being used and, except as set forth on Schedule 4.20(i) of the Disclosure Schedules, each Target Company will have the legal right to use such Software after the Closing in the same manner as such Target Company uses such Software as of the date of this Agreement.
(h)    All IT Systems are in good working condition and are sufficient for the operation of the Target Companies’ Businesses as currently conducted. Since January 1, 2020, none of the following have materially adversely affected the Business of any Target Company: (i) IT Systems malfunction, failure, continued substandard performance, denial-of-service or other security incident, including any cyberattack, or (ii) disruptions in any IT System. The Target Companies have taken industry standard steps to safeguard the confidentiality, availability, security, and integrity of the IT Systems and any data on the IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and Software and hardware support arrangements.
(i)    Except as set forth on Schedule 4.20(i) of the Disclosure Schedules, no Target Company has used, combined, incorporated or embodied any Open Source Software with or into any of the software of such Target Company in a manner that would require any portion of such software to be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; or (iii) distributable or redistributable at no charge.
Section 4.21    Labor Matters; Employees; Contractors.
(a)    Except as set forth on Schedule 4.21(a) of the Disclosure Schedules, since January 1, 2018, each of the Target Companies has conducted its respective Business in material compliance with all applicable employment and labor Laws as they relate to the Employees, including those relating to unfair labor practices, retaliation, background checks, discrimination, classification of workers as exempt or non-exempt, independent contractor arrangements, terms of conditions of employment, workers’ compensation, wages, hours of work, and occupational safety and health. Each individual providing services to the Target Companies has been properly classified, including with respect to tax withholding and application of the Fair Labor Standards Act and similar Laws. For the past three (3) years, all Employees and former employees and Transition Employees have been paid correctly and are not owed any amounts as compensation. All Employees and Transition Employees are authorized to work in the United States or elsewhere, as applicable, and the Target Companies, Seller or their respective Affiliates, as applicable, have maintained Forms I-9 in compliance with the Immigration Reform and Control Act of 1986, as amended. Except as set forth on Schedule 4.21(a) of the Disclosure Schedules, all Employees and Transition Employees are employed at will. Except as set forth on Schedule 4.21(a) or Schedule 4.21(e) of the Disclosure Schedules, to the knowledge of Primary Companies, since January 1, 2018, no investigation, review or proceeding by any Governmental Authority with respect to any of the Target Companies (or their directors or officers) in relation to any actual or alleged violation of any employment or labor Laws has occurred, currently is pending or, to the knowledge of Primary Companies, has been threatened in writing, nor have any of the Target Companies received any written notice from any Governmental Authority indicating an intention to conduct the same.
(b)    Except as set forth on Schedule 4.21(b) of the Disclosure Schedules, since January 1, 2018, no union or other collective bargaining unit or employee organizing entity has been certified or recognized by any Target Company, Seller or their respective Affiliates, as applicable, as representing any of the Employees or Transition Employees, and none of the Target Companies, Seller or their respective Affiliates, as applicable, are currently a party to or subject to, or are currently negotiating in connection with entering into, any collective bargaining agreement or similar contract with a labor union, works council, or similar representative organization with respect to the Employees (or former employees of the Target Companies) or the Transition Employees, and, to the Primary Companies’ or Seller’s knowledge, there are no union or similar labor organization campaigns in progress with respect to the Employees or the Transition Employees. Since January 1, 2018, none of the Target Companies, Seller or their respective Affiliates, as applicable, has experienced, and to the Primary Companies’ or Seller’s knowledge, nor is there now threatened in writing, any walkout, strike, union activity, picketing, work stoppage, work slowdown, unfair labor practice charges, material disputes, or any other similar occurrence or any demand for recognition on behalf of or attempt to organize or represent any of the Employees or Transition Employees.
(c)    Except as set forth on Schedule 4.21(c) of the Disclosure Schedules, during the past one (1) year, no Target Company has effectuated (i) a “plant closing” (as defined in the federal Worker Adjustment and Retraining Notification Act or any similar state or local Law (collectively, the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of such Target Company; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of such Target Company; and no Target Company has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of the notice provisions of the WARN Act.
(d)    Except as set forth on Schedule 4.21(d) of the Disclosure Schedules, (i) no Target Company is, nor since January 1, 2018 has been, a party to a settlement agreement with a current or former employee that relates primarily to allegations of sexual harassment or sexual assault, and (ii) since January 1, 2018, to the Primary Companies’ or Seller’s knowledge, no complaints of sexual harassment or sexual assault have been filed or asserted by any Employee or Transition Employee pursuant to any anti-harassment/discrimination policy or harassment/discrimination investigation procedure of any Target Company, Seller or their respective Affiliates against any director or officer of the Target Companies or any Employee or Transition Employee at the level of vice president or above.
(e)    Except as set forth on Schedule 4.21(e) of the Disclosure Schedules, there is no Action or, to the knowledge of the Primary Companies, investigation pending or threatened in writing against any of the Target Companies or any of their respective properties or assets, by or before any Governmental Authority or arbitrator, nor is there any Order of any Governmental Authority or arbitrator outstanding against, and unsatisfied by, any of the Target Companies.
(f)    The Target Companies are in material compliance with all Laws governing Employee’s health and safety and remote work arising out of or relating to COVID-19.

(g)    To the knowledge of the Primary Companies and Seller, no Employee or Transition Employee is in material breach or default of any restrictive covenant, non-compete agreement, non-solicitation agreement, confidentiality or non-disclosure agreement with any Person as a result of or in connection with the Employee’s or Transition Employee’s performance of services for the Target Companies, Seller or their respective Affiliates, as applicable, and the Target Companies, Seller or their respective Affiliates, as applicable, have not hired any Employee or Transition Employee in material violation of any restrictive covenant, non-compete agreement, non-solicitation agreement or confidentiality or non-disclosure agreement to which such Employee is a party.
(h)    The Primary Companies have made available to Purchaser an accurate and complete list of all Employees and Transition Employees, including as applicable: name, date of hire or engagement, employing or engaging entity, location of employment (including whether such Employee or Transition Employee is working remotely on a permanent basis), current base pay rate or fee structure, target bonus opportunity, 2020 earned commission, benefits coverage, job title and union or non-union status, exempt or non-exempt status under the Federal Labor Standards Act or other similar applicable Law, full time/part time status, whether such Employee or Transition Employee is currently on a non-vacation leave of absence of more than two (2) weeks, including the type of leave (medical, military, disability, personal, etc.) and anticipated date of return, if any, and whether the Employee or Transition Employee requires a visa, including the type of visa, if applicable. The Primary Companies have made available to Purchaser an accurate and complete list of all individual independent contractors of the Target Companies, including as applicable: name, date of engagement, engaging entity, location of engagement, fee structure, and whether there is a written contract with the independent contractor.
Section 4.22    Real Estate.
(a)    Schedule 4.22(a) of the Disclosure Schedules sets forth a list (containing a materially accurate description) of each parcel of real property owned by the Target Companies (the “Owned Real Estate”). Each Target Company has good and marketable title in fee simple absolute to, and is in peaceable possession of, all the Owned Real Estate identified as owned by such Target Company on Schedule 4.22(a) of the Disclosure Schedules, including, without limitation, the buildings, structures, and improvements situated thereon and appurtenances thereto, in each case free and clear of all Real Property Encumbrances other than Permitted Real Property Encumbrances and those Encumbrances shown on such Schedule 4.22(a) of the Disclosure Schedules.
(b)    Schedule 4.22(b) of the Disclosure Schedules sets forth a list (containing a materially accurate description) of all real property leased to, subleased to or otherwise used or occupied by or on behalf of the Target Companies (the “Leased Real Property”) and all leases, rental agreements, licenses, rights to use or other agreements to which any Target Company is a party pertaining to the leasing or use of any of the Leased Real Property (collectively, the “Real Estate Leases”). Each Target Company is in peaceable possession of the premises covered by the Real Estate Leases to which it is a party. Subject to the terms and conditions of the Real

Estate Leases, each Target Company has the right to use and occupy the Leased Real Property used and occupied by such Target Company. The Primary Companies have delivered to the Purchaser copies of the Real Estate Leases used by any of the Target Companies in its operation of the Leased Real Property. To the knowledge of each Primary Company, each of the Real Estate Leases is a legal, valid and binding obligation of the applicable Target Company, enforceable against such Target Company in accordance with its terms, and, to the knowledge of the relevant Primary Company, the other parties thereto, in each case except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and remedies generally. No Target Company is in material violation or default under any Real Estate Lease, nor has any event or condition occurred which, with the giving of notice or passage of time, or both, would be a material violation or default by the applicable Target Company under any Real Estate Lease, and no Target Company has received written notice of any claimed material violation or default with respect to any Real Estate Lease. To the knowledge of each Primary Company, no other party to a Real Estate Lease is in material violation or default of any Real Estate Lease, nor has any event or condition occurred which, with the giving of notice or passage of time, or both, would be a material violation or default by such other party under any Real Estate Lease.
(c)    To each Primary Company’s knowledge, no Target Company has received any written notice of any pending condemnation, requisition or taking by any public authority of the whole or any material portion of any Owned Real Estate or Leased Real Property. To the knowledge of the Primary Companies, no such condemnation, requisition or taking has been threatened in writing.
(d)    To each Primary Company’s knowledge, each Target Company has all material Permits required by applicable Law to utilize the Owned Real Estate and the Leased Real Property of such Target Company for the purposes for which they are currently being used, and, to each Primary Company’s knowledge, each Target Company is in compliance in all material respects with such Permits.
(e)    The Primary Companies have delivered to the Purchaser copies of (i) all existing agreements and documents in the Target Companies’ possession that encumber, bind or affect the Owned Real Estate and the Leased Real Property (including without limitation any leases of the Owned Real Estate and any subleases of the Leased Real Property), and (ii) all existing title insurance policies, title reports and surveys in any Target Company’s possession with respect to each parcel of the Owned Real Estate and the Leased Real Property.
(f)    Except as set forth on Schedule 4.22(f) of the Disclosure Schedules, no Target Company has granted outstanding options, rights of first refusal, rights of first offer or similar rights to purchase any of the Owned Real Estate.
(g)     To each Primary Company’s knowledge, no Target Company has received written notice of any material violation of Law that remains outstanding with respect to the use or occupancy of any such buildings, structures or improvements.

Section 4.23    Customers.
(a)    Schedule 4.23(a) of the Disclosure Schedules contains a list of the ten (10) largest direct Customers of the Building Products Business for each of the fiscal year ended June 30, 2020 and the current fiscal year (the “Building Products Key Customers”), based on the aggregate amount of sales to Customers during such periods. To the knowledge of Boral Building Products, no Building Products Company has any material dispute or disagreement with any Building Products Key Customer and no fact, condition or event exists that would materially and adversely affect the relationship of any Building Products Company with its Customers generally or with any Building Products Key Customer. No Building Products Company has received notice that any Building Products Key Customer intends to terminate or materially limit or modify its relationship with any Building Products Company.
(b)    Schedule 4.23(b) of the Disclosure Schedules contains a list of the ten (10) largest direct Customers of the Stone Business for each of the fiscal year ended June 30, 2020 and the current fiscal year (the “Stone Key Customers”), based on the aggregate amount of sales to Customers during such periods. To the knowledge of Boral Stone, no Stone Company has any material dispute or disagreement with any Stone Key Customer and no fact, condition or event exists that would materially and adversely affect the relationship of any Stone Company with its Customers generally or with any Stone Key Customer. No Stone Company has received notice that any Stone Key Customer intends to terminate or materially limit or modify its relationship with any Stone Company.
(c)    Schedule 4.23(c) of the Disclosure Schedules contains a list of the ten (10) largest direct Customers of the Roofing Business for each of the fiscal year ended June 30, 2020 and the current fiscal year (the “Roofing Key Customers”), based on the aggregate amount of sales to Customers during such periods. To the knowledge of Boral Lifetile, no Roofing Company has any material dispute or disagreement with any Roofing Key Customer and no fact, condition or event exists that would materially and adversely affect the relationship of any Roofing Company with its Customers generally or with any Roofing Key Customer. No Roofing Company has received notice that any Roofing Key Customer intends to terminate or materially limit or modify its relationship with any Roofing Company.
(d)    Schedule 4.23(d) of the Disclosure Schedules contains a list of the ten (10) largest direct Customers of the Windows Business for each of the fiscal year ended June 30, 2020 and the current fiscal year (the “Windows Key Customers”), based on the aggregate amount of sales to Customers during such periods. To the knowledge of Boral Windows, no Windows Company has any material dispute or disagreement with any Windows Key Customer and no fact, condition or event exists that would materially and adversely affect the relationship of any Windows Company with its Customers generally or with any Windows Key Customer. No Windows Company has received notice that any Windows Key Customer intends to terminate or materially limit or modify its relationship with any Windows Company.
Section 4.24    Insurance(a)    . Schedule 4.24 of the Disclosure Schedules contains a list of all insurance policies directly owned or held by or for the benefit of each Target Company as of the date of this Agreement, in each case insuring the properties, assets, employees, products or operations of its respective Business, including policies of fire, liability, workers’ compensation, property and casualty insurance. All such policies are in full force and effect and no notice of cancellation, non-renewal or termination of any such policy has been received by any Target Company. All premiums due on such insurance policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each insurance policy. Except as set forth on Schedule 4.24 of the Disclosure Schedules, there are no claims pending under any such policies as to which the respective insurer has (in each case, in writing) denied coverage. None of the Seller or any of its Affiliates (including any Target Company) is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such insurance policy. The insurance policies are sufficient for compliance in all material respects with all applicable Laws and contracts to which any Target Company is a party or by which it is bound.
Section 4.25    Affiliate Interests and Transactions.
(a)    Except as set forth on Schedule 4.25(a) of the Disclosure Schedules, no Related Party of any Target Company: (i) owns or has owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of such Target Company; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) used in the Target Company’s Business; or (iii) has or has had any business dealings or a financial interest in any transaction with the Target Company’s Business, other than business dealings or transactions conducted in the Ordinary Course of Business on arms’ length terms.
(b)    Except for this Agreement, as set forth on Schedule 4.25(b) of the Disclosure Schedules (which schedule includes the contracts that will be released, discharged or terminated prior to the Closing or as of the Closing pursuant to Section 6.13), there are no contracts, agreements or arrangements by and between any of the Target Companies, on the one hand, and any Related Party of any of the Target Companies, on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from any of the Businesses (including contracts, agreements or arrangements relating to billing, financial, Tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters).
Section 4.26    Brokers. Except for Merrill Lynch Markets (Australia) Pty Limited, there are and will be no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any contract to which any Target Company, the Seller or any of their respective Affiliates (determined prior to Closing) is a party or subject or which will impose any Liability on any Target Company.
Section 4.27    Anti-Bribery and Anti-Money Laundering Compliance; Sanctions; Export Control Laws.
(a)    No Target Company has, nor, to the knowledge of the Primary Companies, has any agent or other Person acting on their behalf, unlawfully provided, offered, gifted or promised, directly or indirectly through another Person, anything of value to any

Government Official for the purpose of (i) influencing any act or decision of such Government Official in his or her official capacity, inducing such Government Official to do or omit to do any act in violation of his or her lawful duty, or securing any improper advantage for any of the Target Companies or any of their respective Affiliates or (ii) inducing such Government Official to use his or her influence to affect or influence any act or decision of any Governmental Authority.
(b)    Each Target Company is and has been since January 1, 2018 in material compliance with the U.S. Foreign Corrupt Practices Act, the U.S. Bank Secrecy Act, and the USA PATRIOT Act of 2001, and all other applicable anti-bribery, anti-corruption or antimoney laundering Laws, in each case, as applicable to such Target Company and its respective Affiliates (collectively, the “Anti-Corruption Laws”).
(c)    The Target Companies have established and maintain a system of internal accounting controls. Such internal controls are sufficient to provide reasonable assurance regarding the accuracy of Target Companies Financial Statements.
(d)    No Target Company nor, to the knowledge of the Primary Companies, any of its officers, directors, employees, agents, representatives or other persons acting on their behalf is a Government Official or a close family member of a Government Official.
(e)    No Target Company nor, to the knowledge of the Primary Companies, any of its directors, officers, employees or agents is a Person that is, or is owned or controlled by any Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant Governmental Authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions.
(f)    The Target Companies are and since January 1, 2018 have been in compliance in all material respects with all applicable law concerning the exportation, re-exportation, importation and temporary importation of any products, technology, technical data or services (together, “Export Control Laws”) and all applicable Sanctions.
(g)    Since January 1, 2018, no Target Company has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions.
(h)    Since January 1, 2018, no Target Company has been penalized for, threatened to be charged with, or given notice of, or, to the knowledge of the Primary Companies, under investigation with respect to, any violation of, any Anti-Corruption Laws, Sanctions, or Export Control Laws.
(i)    Seller has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with Anti-Corruption Laws and applicable Export Control Laws and Sanctions.

Section 4.28    Books and Records. The last three (3) years of minute books, books of account and stock record books of each Target Company, all of which have been made available to the Purchaser, are (as to such time period) complete and correct. The minute books of each Target Company contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, equityholders, members, managers, board of directors and any committees of the board of directors of such Target Company in each case for the last three (3) years, and no meeting, or action taken by written consent, of any such stockholders, equityholders, members, managers, board of directors or committee thereof has been held during such time period for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of such Target Company.
Section 4.29    Bank Accounts. Except as set forth on Schedule 4.29 of the Disclosure Schedules, none of the Target Companies has any powers of attorney or comparable delegations of authority outstanding. Schedule 4.29 sets forth the names and location of all banks, trust companies, savings and loan associations and other financial institutions with which any Target Company has accounts or safe-deposit boxes, and the names of all persons authorized to draw thereon or have access thereto. None of the accounts listed on Schedule 4.29 are lock box accounts (other than those accounts identified as lock box accounts thereon).
Section 4.30    Data Privacy and Security. The Target Companies have complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of data, including personal and confidential information, in the conduct of their respective Businesses, as well as those imposed by agreement or acceptance on the Target Companies by third parties. Since January 1, 2018, no Target Company has (i) experienced any actual, alleged, or suspected material security incident or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Action by any Governmental Authority or other Person concerning its collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to the knowledge of the Primary Companies, there are no facts or circumstances that could reasonably be expected to give rise to any such Action.
Section 4.31    Knowledge of Primary Companies. To the extent that Boral Building Products, Boral Stone, Boral Lifetile, or Boral Windows represents and warrants itself to have had knowledge, awareness or belief as to any event, fact, condition or other matter set forth in this Agreement, “knowledge,” “awareness” or “belief” shall mean the actual knowledge, awareness or belief of the Persons set forth on (a) Schedule 4.31(a) of the Disclosure Schedules for Boral Building Products, (b) Schedule 4.31(b) of the Disclosure Schedules for Boral Stone, (c) Schedule 4.31(c) of the Disclosure Schedules for Boral Lifetile, and (d) Schedule 4.31(d) of the Disclosure Schedules for Boral Windows, in each case, after due inquiry.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser hereby represents and warrants to the Seller as follows:
Section 5.1    Formation and Qualification. The Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware, with all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as it is now being conducted.
Section 5.2    Authorization. The Purchaser has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated herein and therein. The execution and delivery of this Agreement and the other Transaction Documents to which it is a party by the Purchaser and the performance by the Purchaser of its obligations hereunder and thereunder have been duly authorized by all requisite entity action. This Agreement has been, and at Closing the other Transaction Documents will be, duly and validly executed and delivered by the Purchaser and constitute the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and remedies generally.
Section 5.3    No Violation. The execution and delivery of this Agreement by the Purchaser, and the performance by the Purchaser of its obligations hereunder and thereunder, will not:
(a)    conflict with, violate or result in any breach of any provision of the Governing Documents of the Purchaser;
(b)    except as set forth on Schedule 5.3 of the Disclosure Schedules, violate, conflict with, or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, or permit the termination of, or require the consent of any other party to, or require notice to any other party to, or result in the acceleration of, or entitle any party to accelerate any obligation, or give rise to the creation of any Encumbrance upon any of the properties or assets of the Purchaser under, any of the terms, conditions or provisions of any contract, agreement or arrangement, whether written or oral, to which the Purchaser is a party or may be bound or affected; or
(c)    assuming all consents, approvals, filings and registrations described on Schedule 5.3 of the Disclosure Schedules have been obtained or made, conflict with or violate any Law applicable to the Purchaser or any of its properties or assets;
except, in the case of clause (b) or clause (c), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Purchaser Material Adverse Effect or that arise due to the nature or identity of the Seller or any of its Affiliates.

Section 5.4    Consents and Approvals. Except for (a) compliance with and filings under the HSR Act or any other Merger Control Law, and (b) applicable requirements, if any, of federal or state securities or “blue sky” laws, no filing or registration with, no notice to and no Permit, authorization, consent or approval of any Governmental Authority is necessary for the execution and delivery of this Agreement or any other Transaction Document by the Purchaser or the consummation of the transactions contemplated hereby or thereby by the Purchaser.
Section 5.5    Financing. On the Closing Date, the Purchaser will have sufficient funds to permit the Purchaser to consummate the transactions contemplated by this Agreement, and to pay all related fees and expenses. Notwithstanding anything to the contrary contained herein, the Purchaser acknowledges and agrees that its obligations to consummate the transactions contemplated hereby are not contingent upon its ability to obtain any third party financing.
Section 5.6    Brokers. There are and will be no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any contract to which the Purchaser or any of its Affiliates (determined prior to Closing) is a party or subject or which will impose any Liability on the Seller or the Target Companies.
Section 5.7    Investment Intent. The Purchaser is acquiring the Subject Securities for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Subject Securities in a manner that would violate the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser agrees that the Subject Securities may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. The Purchaser is able to bear the economic risk of holding the Subject Securities for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
ARTICLE 6

COVENANTS
Section 6.1    Conduct of the Business Prior to the Closing.
(a)    During the period from the date of this Agreement and continuing until the Closing Date, except as expressly contemplated or permitted by this Agreement or as set forth on Schedule 4.8 or Schedule 6.1(a)(i) of the Disclosure Schedules, the Target Companies shall carry on their respective Businesses in the Ordinary Course of Business and in material compliance with all Laws applicable to them. Without limiting the generality of the foregoing, prior to the Closing, except as expressly contemplated or permitted by this Agreement or as set forth on Schedule 4.8 or Schedule 6.1(a)(i) of the Disclosure Schedules, (i) no Target Company shall, without the prior written consent of the Purchaser (not to be unreasonably delayed, conditioned or withheld), (A) take any action of the type contemplated by Section 4.8 hereof except as otherwise permitted in Section 4.8, (B) declare, set aside, make or pay any dividend or other distribution, or redeem, repurchase, or make any other payment on or with respect to any of its equity or ownership interests, except for distributions of cash (but not other property or assets), (C) incur after the date of this Agreement more than $15,000,0000 of capital expenditures in the aggregate by the Target Companies (“Cap Ex Threshold”); provided, however, that there shall be no restriction (1) on the Target Companies’ purchase of and/or expenditure on molds for the Stone Business or (2) after exceeding the Cap Ex Threshold, the Target Companies’ incurring single capital expenditures not in excess of $1,000,000, (D) conduct, or permit any other Person to conduct, any invasive environmental testing or assessments with respect to the Owned Real Estate or the Leased Real Property, except as otherwise required by applicable Law, (E) terminate any Real Estate Lease or sell any Owned Real Estate that is not currently noted as being marketed for sale in the Disclosure Schedules or (F) fail to use commercially reasonable efforts to maintain or renew any material environmental permit necessary for the operation of the Business; and (ii) each Target Company shall (A) use its commercially reasonable efforts to maintain the buildings, structures, and improvements located on the Owned Real Estate and its other tangible assets in good operating condition and repair (subject to ordinary wear and tear), (B) maintain in full force and effect all insurance policies and give timely notice to the relevant insurers under such policies of all material incidents known to such Target Company that occur prior to the Closing and could lead to a claim after the Closing, and (C) use its commercially reasonable efforts to maintain the material Target Companies’ Intellectual Property and protect the confidentiality of any material trade secrets included in the Target Companies’ Intellectual Property.
(b)    Notwithstanding anything to the contrary in this Agreement, the Purchaser acknowledges and agrees that (i) it will not seek to avoid any obligation under this Agreement based on an argument that any Public Safety Measures (or the decision to comply with any discretionary Public Safety Measure) have had or may have a disproportionate effect on the Target Companies relative to other participants in the industries in which the Target Companies operate, whether based on facts as of the date hereof (whether known or unknown as of the date hereof) or as they may develop or become known between the date hereof and the Closing Date, (ii) nothing shall prevent the Seller or the Target Companies from taking any reasonable action or reasonably failing to take any action (including the establishment of any policy, procedure or protocol) in response to COVID-19, any other epidemic, pandemic or outbreak of disease or any Public Safety Measures that would otherwise potentially be deemed to violate or breach any representation, warranty or covenant contained in this Agreement, or potentially serve as a basis for the Purchaser to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied, (iii) no consent of the Purchaser shall be required with respect to any matter (A) to the extent that the requirement of such consent would violate applicable Law, (B) such action is taken, or omitted to be taken, by the Seller or the Target Companies in connection with any Public Safety Measures or (C) such action is otherwise taken, or omitted to be taken, by the Seller or the Target Companies to protect the Businesses of the Target Companies in response to COVID-19 or any other pandemic, epidemic or outbreak of disease, as determined by the Seller or the Target Companies in their reasonable discretion, (iv) in making any determination as to whether the Seller or the Target Companies have discharged their obligations to operate in the Ordinary Course of Business or use “commercially reasonable efforts” or similar covenants, any actions or omissions shall be assessed based on what is practicable or reasonable in the circumstances created or influenced by COVID-19 or any other epidemic, pandemic or outbreak of disease, and the effects thereof on the domestic and international economy, as such circumstances may evolve from time to time prior to the Closing Date, including considering the direct or indirect impact of Public Safety Measures, as determined by the Seller or the Target Companies in their reasonable discretion and (v) COVID-19, any other epidemic, pandemic or outbreak of disease or Public Safety Measures may produce economic, business, and human effects in the domestic and international economy, markets and the Businesses of the Target Companies that are unforeseeable as of the date of this Agreement, and the Purchaser agrees to bear the commercial risk of any such effects under the terms of this Agreement.
Section 6.2    Access to Information.
(a)    During the period from the date of this Agreement and continuing until the Closing Date, at reasonable times without causing unreasonable disruption to the Target Companies’ respective Businesses, consistent with applicable Law (including any applicable Public Safety Measures), so long as such access does not jeopardize the health and safety of any employee of the Target Companies, the Primary Companies shall, and shall cause the other Target Companies to, give the Purchaser and its authorized representatives full access to all offices and other facilities, and to all books and records, of the Target Companies, and will, and will cause the other Target Companies to, permit the Purchaser to make, and will reasonably cooperate, and will cause the other Target Companies to reasonably cooperate, with regard to, such inspections, and will cause the Target Companies’ officers to furnish to the Purchaser such financial and operating data and other similar information as the Purchaser may from time to time reasonably request. Notwithstanding the foregoing, the Target Companies may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third Person, (ii) information that, if disclosed, would violate an attorney-client or other privilege or would constitute a waiver of rights as to attorney work product or attorney-client privilege held by the Seller or any Seller Affiliate (including the Target Companies), or (iii) information, the disclosure of which would violate applicable Law, such as portions of documents or information relating to pricing or other matters that are highly sensitive, if the exchange of such documents (or portions thereof) or information, as determined by the Seller’s legal counsel, might reasonably violate applicable Law. Notwithstanding anything herein to the contrary, in no event shall the Seller, the Target Companies, or any Affiliate of Seller be required to (x) allow the Purchaser to speak to any of their respective employees, other than the Persons set forth on Schedule 6.2 of the Disclosure Schedules, or (y) conduct, or permit any other Person to conduct, any invasive environmental testing or assessments with respect to the Owned Real Estate or the Leased Real Property, absent the prior written consent of the applicable Target Company.
(b)    In order to facilitate the resolution of any claims made against or incurred by the Seller (as it relates to the Target Companies) and subject to the additional requirements of Section 6.12, for a period of seven (7) years after the Closing or, if shorter, the applicable period specified in the Purchaser’s general document retention policy, the Purchaser shall (i) retain the books and records relating to the Target Companies relating to periods prior to the Closing and

(ii) afford the representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours and on at least five (5) Business Days’ prior written notice, to such books and records; provided, that such access shall only be in a manner that does not interfere with the normal business operations of the Target Companies, is permissible under applicable Law (after taking into account any applicable Public Safety Measures) and does not jeopardize the health and safety of any employee of the Target Companies. Notwithstanding anything to the contrary in this Agreement, the Target Companies shall not be required to disclose any information if such disclosure would be reasonably likely to (x) jeopardize any attorney-client, work product or other legal privilege held by the Purchaser or any of the Target Companies or (y) contravene any applicable Laws, fiduciary duty or contract (provided that in each case the Target Companies shall use commercially reasonable efforts to provide such information if requested by the Seller, including entering into joint defense or other similar arrangements to permit the sharing of information without jeopardizing any attorney-client, work product or other legal privilege).
(c)    In order to facilitate the resolution of any claims made against or incurred by the Purchaser or the Target Companies, for a period of seven (7) years after the Closing or, if shorter, the applicable period specified in the Seller’s general document retention policy, the Seller shall, and shall cause the Other Sellers to, (i) retain the books and records relating to the Target Companies relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser and (ii) afford the representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours and on at least five (5) Business Days’ prior written notice, to such books and records; provided, that such access shall only be in a manner that does not interfere with the normal business operations of the Seller or any of the Other Sellers, is permissible under applicable Law (after taking into account any applicable Public Safety Measures) and does not jeopardize the health and safety of any employee of the Seller or any of the Other Sellers. Notwithstanding anything to the contrary in this Agreement, the Seller and the Other Sellers shall not be required to disclose any information if such disclosure would be reasonably likely to (x) jeopardize any attorney-client, work product or other legal privilege or (y) contravene any applicable Laws, fiduciary duty or contract (provided that in each case the Seller or Other Seller, as applicable, shall use commercially reasonable efforts to provide such information if requested by the Purchaser, including entering into joint defense or other similar arrangements to permit the sharing of information without jeopardizing any attorney-client, work product or other legal privilege).
Section 6.3    Maintenance of Employee and Key Customer Relations. During the period from the date of this Agreement and continuing until the Closing Date, each of the Primary Companies and Seller shall, and shall cause the other Target Companies to, use commercially reasonable efforts to retain the services and goodwill of their Employees and Transition Employees, and to maintain the goodwill, respectively, of the Building Products Key Customers, Stone Key Customers, Roofing Key Customers, and Windows Key Customers, and their other respective Customers generally.
Section 6.4    Efforts.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable to consummate and make effective, as promptly as practicable, the transaction contemplated by this Agreement (including the satisfaction, but not waiver, of the Closing conditions set forth in Article 7). Each of the parties hereto shall use its best efforts to obtain consents of all Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. In connection with, and without limiting the foregoing, the Seller and the Purchaser shall (i) file as promptly as practicable (and in any event within ten (10) Business Days of the execution of this Agreement) with the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) the notification and report form required under the HSR Act (the “HSR Filings”) with respect to the transaction contemplated by this Agreement, and (ii) make, as promptly as practicable, all notifications and other filings required under any other applicable Merger Control Law (together with the HSR Filings, the “Antitrust Filings”). The Antitrust Filings shall be in substantial compliance with the requirements of applicable Law. The Purchaser shall pay all filing fees required in connection with all Antitrust Filings.
(b)    The Seller and the Purchaser will promptly inform the other party upon receipt of any communication from the FTC, the Antitrust Division or any other Governmental Authority regarding the transaction. If the Seller or the Purchaser (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Authority that is related to the transaction, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response to such request. The Seller and the Purchaser agree not to participate, or to permit their Affiliates or representatives to participate, in any substantive meeting or discussion with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it so consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate duly represented by its external counsel. Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with the FTC, the Antitrust Division or any other Governmental Authority in connection with the transaction. In furtherance and not in limitation of the foregoing, each party will, unless the parties otherwise agree, use all best efforts to resolve any objections that may be asserted with respect to the transaction under any Merger Control Law.
(c)    Notwithstanding anything in this Agreement to the contrary, with respect to the matters covered in this Section 6.4, it is agreed that the Purchaser shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances; provided, however, that the Purchaser shall consult in advance with the Seller and in good faith take the Seller’s views into account regarding the overall strategic direction of obtaining antitrust or competition clearance and consult with the Seller prior to taking any material substantive position in any written position, or, to the extent practicable, discussions with any Governmental Authority. The Seller shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Authority with respect to any substantive proposed settlement, consent decree, commitment or remedy, except as specifically requested by or agreed with the Purchaser.
(d)    To the extent necessary in order to obtain the requisite Authorizations of Governmental Authorities, the Purchaser shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture, assignment or disposition of such assets or businesses of the Purchaser and its Affiliates, or effective as of the Closing Date, the Target Companies, or otherwise offer to take or offer to commit to take any action which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case, as may be required in order to avoid the commencement of any Action by any Governmental Authority to prohibit the transactions contemplated by this Agreement on the basis of the Merger Control Laws, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order issued or imposed on the basis of the Merger Control Laws so as to enable the Closing to occur as soon as reasonably possible, and in any event, not later than the End Date. The Purchaser shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise make any investment in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation or investment would reasonably be expected to (A) impose any delay in the obtaining of, or increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or Order of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (B) increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby or (C) materially delay the consummation of the transactions contemplated hereby.
(e)    In addition, neither the Purchaser nor the Seller shall extend any waiting period under any applicable Merger Control Laws or enter into any agreement with any Governmental Authority not to consummate the transaction, except with the prior written consent of the other parties hereto (which shall not be unreasonably withheld, conditioned or delayed). The Purchaser and the Seller shall also refrain from taking, directly or indirectly, any action which would impair or frustrate any party’s ability to consummate the transactions contemplated by this Agreement.
Section 6.5    Public Announcements. Subject to Section 6.4, the Seller and the Purchaser will consult with each other upon the content and timing of any press release or other public statements with respect to the transactions contemplated by this Agreement. Neither the Seller nor the Purchaser shall, and each shall cause its Affiliates and its and their representatives not to, issue any such press release or make any such public statement without the prior consent of the other, which consent shall not be unreasonably delayed, conditioned or withheld, except as may be required by applicable Law or rules or other requirements of any applicable stock exchange (including the Australian Securities Exchange (ASX) and the New York Stock Exchange (NYSE)).
Section 6.6    Confidentiality. The Seller and the Purchaser agree that the Confidentiality Agreement, dated as of March 9, 2021 (as may be amended from time to time, the “Confidentiality Agreement”), between the parties thereto and the obligations of the parties thereunder shall remain in full force and effect in accordance with their respective terms.
Section 6.7    Exclusivity. The Seller agrees that neither the Seller nor any of its Affiliates, directors, officers, employees, representatives or other agents shall, directly or indirectly, during the period commencing upon execution and delivery of this Agreement and ending on the Closing Date or the earlier termination of this Agreement (the “Exclusivity Period”): (a) solicit, encourage, or facilitate a Takeover Proposal with respect to any of the Target Companies; or (b) discuss with or enter into conversations with any Person concerning any Takeover Proposal. The Seller agrees that, during the Exclusivity Period, the Seller and its Affiliates shall suspend, and cause their respective directors, officers, employees, representatives and other agents to suspend, any discussions with any prospective acquiror, investor or financing source in respect of any of the Target Companies, whether by takeover, purchase, merger or otherwise. As used herein, the term “Takeover Proposal”) means any inquiries concerning or proposals (i) for a merger, consolidation, share exchange or similar transaction involving any of the Target Companies, (ii) for the liquidation, dissolution, recapitalization or sale of all or substantially all of the assets of any of the Target Companies, (iii) for the acquisition of any equity interest in any of the Target Companies or any portion of their respective properties or assets outside the Ordinary Course of Business, or (iv) for any tender offer for securities of any of the Target Companies, sale of securities of any of the Target Companies, or acquisition of beneficial ownership of any Target Company such that it is no longer owned (directly or indirectly) by the Seller or the Other Sellers, or acquisition of the right to vote securities of any of the Target Companies.
Section 6.8    R&W Insurance Policy.
(a)    The Purchaser acknowledges and agrees that the obtaining of the R&W Insurance Policy is not a condition to the Closing and the Purchaser shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Article 7, to consummate the transactions contemplated by this Agreement. Promptly following the execution and delivery of this Agreement, the Purchaser shall take all action reasonably necessary to bind the R&W Insurance Policy. The Purchaser shall execute and enter into the R&W Insurance Policy at or prior to the Closing on material terms and substantially in the form provided or made available to the Seller within five (5) Business Days of the date of this Agreement, which such policy shall, for the avoidance of doubt, include terms to the effect that the R&W Insurer waives its rights to bring any claim against any Seller Released Party by way of subrogation, claim for contribution or otherwise, other than claims by way of subrogation against the Seller to the extent that the relevant Losses arose out of Fraud.
(b)    After the Closing, the Purchaser agrees that it shall:

(i)    comply with the terms of any post-Closing deliverables set out in the R&W Insurance Policy;
(ii)    not agree to any amendment, variation or waiver of the R&W Insurance Policy (or do anything which has a similar effect) without the Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed);
(iii)    not novate, or otherwise assign its rights under, the R&W Insurance Policy (or do anything which has similar effect);
(iv)    not terminate the R&W Insurance Policy or do anything which causes any right under the R&W Insurance Policy not to have full force and effect; and
(v)    ensure that the terms of the R&W Insurance Policy provide that no insurer or Person claiming through an insurer in relation to the R&W Insurance Policy brings any claim against any Seller Released Party by way of subrogation (other than with respect to Fraud), claim for contribution or otherwise.
Section 6.9    Employee Matters.
(a)    Solely for purposes of this Section 6.9, references to “Employees” shall include both Employees and Transition Employees who accept offers of employment made by Purchaser, a Target Company or any Affiliate. For a period commencing on the Closing and ending on the one (1)-year anniversary of the Closing Date (or until the termination of the relevant Employee if sooner), the Purchaser shall provide the Employees with (i) base salary or wage rate and bonus (cash or equity) and other cash compensation opportunities that are substantially comparable, in the aggregate, to the base salary or wage rate and bonus and other cash compensation opportunities as in effect with respect to each such Employee immediately prior to the Closing and (ii) employee benefits that are, in the aggregate, no less favorable than those provided to the Employees under the Employee Plans immediately prior to Closing (including severance benefits that are no less favorable than those provided under the Employee Plans immediately prior to Closing); provided, however, that no defined benefit pension, post-retirement medical, nonqualified deferred compensation, retention, change-in-control or other special or non-recurring compensation or benefits provided prior to the Closing shall be taken into account for purposes of Purchaser’s obligations under this Section 6.9. Notwithstanding anything herein to the contrary, the Purchaser shall be responsible for any severance payable for the termination of any Employee on the Closing Date or thereafter and Seller shall be responsible for any severance payable for the termination of any Employee prior to the Closing Date. Except as otherwise set forth in this Section 6.9 or as may be specifically required by this Agreement, any CBA or by applicable Law, the Purchaser shall not be obligated to continue to provide any particular type of employee benefits or compensation to any Employee.
(b)    The Employees shall receive credit to the same extent and for the same purposes as such credit was provided under an analogous Seller Plan prior to the Closing Date for all periods of employment with the Target Companies prior to the Closing Date (including with any predecessor employers where such service was recognized by the Target Companies)

for purposes of eligibility, vesting and with respect to determining level of vacation and severance benefits under any employee benefit plans, programs, or arrangements that are maintained by the Purchaser or any of its Affiliates in which the Employees are eligible to participate after the Closing Date, to the same extent as if such service had been performed for the Purchaser or any of its Affiliates, except to the extent that recognition of such credit would result in a duplication of benefits or compensation. In addition, and without limiting the generality of the foregoing, to the extent the Target Companies do not maintain the corresponding existing Business Plans, the Purchaser shall, during the plan year in which the Closing occurs, use commercially reasonable efforts to: (i) cause each Employee to be eligible to participate, without any waiting period or gap in coverage, in any welfare benefit plans of the Purchaser or its Affiliates providing benefits to any Employee on or after the Closing Date (the “Purchaser Health and Welfare Plans”), (ii) to cause such Purchaser Health and Welfare Plans to waive all preexisting condition exclusions, eligibility waiting periods, actively-at-work requirements, and requirements to show evidence of good health with respect to participation and coverage requirements for each Employee and his or her covered dependents, unless such conditions would not have been waived or satisfied under the comparable Seller Plan in which such Employee participated immediately prior to the Closing Date, and (iii) cause any eligible expenses paid by such Employee and his or her covered dependents under a comparable Employee Plan during the plan year in which the Closing Date occurs and ending on the date Employee begins participating in such Purchaser Health and Welfare Plans to be taken into account under such Purchaser Health and Welfare Plans that constitute group health plans for purposes of satisfying all deductibles, coinsurance payments, co-payments and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year.
(c)    Notwithstanding any other provision of this Agreement to the contrary, the terms and conditions of employment for any employees covered by a CBA shall be governed by the applicable CBA and the Purchaser shall cause the Target Companies to honor the terms of such CBA until such CBA otherwise expires pursuant to its terms or is modified by the parties thereto or in accordance with applicable Law.
(d)    To the extent the Target Companies do not maintain the corresponding existing Business Plan as of the Closing, the Purchaser shall use commercially reasonable efforts to permit each Employee who receives an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from Seller Plan intended to be qualified under Section 401(k) of the Code to roll over such eligible rollover distribution (including any associated participant loan) into an account under a plan of the Purchaser or its Affiliate that is intended to be qualified Section 401(k) of the Code.
(e)    Subject to the terms of the Transition Services Agreement, prior to the Closing Date, Seller shall (and shall cause the Target Companies to) use commercially reasonable efforts to effect the cessation of, and withdrawal from, participation by the Target Companies, as applicable, as a participating employer in all Seller Plans which are not Business Plans, with such actions to be effective as of the Closing Date. The applicable Target Companies shall retain all Business Plans, and shall satisfy all Liabilities related to such plans.

(f)    Effective as of the Closing, to the extent the Target Companies do not maintain a corresponding existing Business Plan as of the Closing, Purchaser or its Affiliate shall assume the account balances (positive or negative) of the Employees under Seller’s medical and dependent care flexible spending account plan (the “Seller FSA Plan”).  Purchaser shall cause such amounts to be credited to each such Employee’s account under Purchaser’s or its Affiliate’s corresponding flexible spending account plan (the “Purchaser FSA Plan”), and all of the Employees’ claims for reimbursement of expenses incurred in the plan year in which the Closing Date occurs that have not been paid by the Seller FSA Plan as of the Closing shall be paid pursuant to the Purchaser FSA Plan.  In connection with such transfer, Purchaser shall deem that such Employees’ deferral elections made under the Seller FSA Plan for the plan year in which the Closing Date occurs shall continue in effect under the Purchaser FSA Plan for the remainder of the plan year in which the Closing Date occurs.
(g)    With respect to all Employees who are participants in the Boral Industries Inc. Deferred Compensation Plan, the Boral Industries Inc. Supplemental Executive Retirement Plan, the Boral Roofing LLC Nonqualified Deferred Compensation Plan, and the Headwaters Incorporated Deferred Compensation Plan (the “Deferred Compensation Plans”), Seller shall retain the liability to make payments to such Employees in accordance with the terms of the Deferred Compensation Plans, provided that Seller shall have the right to terminate and liquidate such Employees’ interests in any or all of the Deferred Compensation Plans in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B) by taking irrevocable action within thirty (30) days before or twelve (12) months after the Closing Date. To the extent that Seller does not terminate and liquidate the Employees’ interests in the Deferred Compensation Plans, Purchaser shall notify Seller within fifteen (15) days of the date on which an Employee who is a participant in any of the Deferred Compensation Plans separates from service (within the meaning of Section 409A of the Code) from the Target Companies and Purchaser shall have no further obligation with respect to the Deferred Compensation Plans and shall have no obligation to continue to provide deferred compensation arrangements following the Closing. Prior to the Closing, Seller shall provide Purchaser with a schedule identifying all Employees with interests in the Deferred Compensation Plans and with such other information as would be necessary to comply with Purchaser’s obligations under this Section 6.9(g).
(h)    Nothing contained in this Section 6.9 shall (i) confer any rights, remedies or claims (including third-party beneficiary rights) upon any Employee or any other Person, (ii) be considered or deemed an establishment or amendment or termination of any Employee Plan, any Purchaser Health and Welfare Plan or any other benefit or compensation plan, program, agreement, policy or arrangement, (iii) guarantee continued employment or service or any particular term or condition of employment or service for any Person or limit the ability of the Purchaser or any of its Affiliates (including the Target Companies after the Closing) to terminate the employment or service of any Person at any time and for any or no reason, or (iv) limit the ability of the Purchaser or any of its Affiliates (including the Target Companies after the Closing) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement or arrangement after the Closing.

(i)    Seller shall, or shall cause a Target Company to, request a withdrawal liability statement for each multiemployer plan required to be disclosed on Schedule 4.16(c) of the Disclosure Schedules within three (3) Business Days of the date of this Agreement, and Seller shall use reasonable efforts to, or shall use reasonable efforts to cause a Target Company to, provide Purchaser with a withdrawal liability statement for each multiemployer plan required to be disclosed on Schedule 4.16(c) of the Disclosure Schedules as soon as practicable after the date of this Agreement.
Section 6.10    Tax Matters.
(a)    Each of the Seller, the Other Sellers and the Purchaser agree to furnish to each other, upon request, as promptly as practicable, such information and assistance relating to the Target Companies as is reasonably necessary for the filing of all Tax Returns, and making of any election related to Taxes, the preparation for any audit by any Governmental Authority, and the prosecution or defense of any action, suit or proceeding related to Taxes, in each case involving the Target Companies and each shall execute and deliver such documents as are reasonably necessary to carry out the intent of this Section 6.10. The Seller, the Other Sellers and the Purchaser agree to retain all books and records with respect to tax matters pertinent to the Target Companies relating to any taxable period beginning on or before the Closing Date until sixty (60) days after the expiration of the statute of limitations of the respective taxable periods and to abide by all record retention agreements entered into with any Governmental Authority. After the period described in the preceding sentence, each of the Seller or the Other Sellers, on the one hand, and the Purchaser, on the other hand, may dispose of such books and records unless the other party provides notice that it would like to retain the records for a longer period, which will be done at the expense of such notifying party.
(b)    For purposes of Section 6.10(e) and determining Working Capital, a Liability for Taxes for a Straddle Period is allocated between the portion of such period ending on or before the Closing Date and the portion beginning after the Closing Date as follows: (a) Taxes that are based upon or related to income or receipts or imposed on a transactional basis shall be allocated to the taxable period or portion thereof in which the transaction giving rise to such Taxes occurred, and (b) Taxes imposed on a periodic basis shall be allocated based on the number of days in the relevant taxable period that occur on or before the Closing Date, on the one hand, and the number of days in such taxable period that occur after the Closing Date, on the other hand.
(c)    The Purchaser shall not, and shall not allow the Target Companies to initiate (or agree to) any Seller Tax Matter without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed).
(d)    The Seller shall cause those Target Companies which are treated as domestic corporations for U.S. federal Tax purposes to be included in the Seller’s consolidated federal income Tax Return and, in those states and localities where the Seller has historically included such Target Companies in consolidated, combined or unitary income, franchise or other similar Tax Returns, in the Seller’s such consolidated, combined or unitary state income, franchise or other similar Tax Returns (each, a “Combined Tax Return”). The Seller shall prepare and timely file, or cause to be prepared and timely filed, (i) all Combined Tax Returns and (ii) all Tax Returns of the Target Companies (other than Combined Tax Returns) for all taxable periods that end on or before the Closing Date (each, a “Pre-Closing Tax Return”); provided, that all such Combined Tax Returns and Pre-Closing Tax Returns shall be prepared in a manner consistent with relevant past practices unless otherwise required by applicable Law. The Seller shall timely remit, or cause to be timely remitted, any Taxes due with respect to any Combined Tax Return or any Pre-Closing Tax Return. No later than thirty (30) days after the date on which any Combined Tax Return is filed, the Seller shall provide to the Purchaser a pro forma version of such Tax Return showing the information that relates to the Target Companies (but not the information that does not relate to the Target Companies). At least forty-five (45) days prior to the date on which any Pre-Closing Tax Return is due (including extensions and, if based on reasonable commercial practice such due date would be fewer than forty-five (45) days after the date on which information required for such Tax Return is expected to be available, as promptly as reasonably practicable), the Seller shall provide to the Purchaser for review such Pre-Closing Tax Returns, the Seller shall consider in good faith the Purchaser’s comments prior to filing any such Pre-Closing Tax Return, and the Seller shall not file any such Tax Return without the Purchaser’s consent (such consent not to be unreasonably withheld, conditioned or delayed).
(e)    The Purchaser shall prepare and file or cause to be prepared and filed all Tax Returns (other than Combined Tax Returns and Pre-Closing Tax Returns) of the Target Companies that are required to be filed after the Closing Date (taking into account any applicable extensions obtained in the Ordinary Course of Business); provided, that all such Tax Returns related to a Straddle Period will be prepared in a manner consistent with relevant past practices unless otherwise required by applicable Law. For any such Tax Return related to a Straddle Period, the Purchaser shall submit such Tax Return to the Seller for review at least forty-five (45) days prior to the date on which the Tax Return is due (including extensions and, if based on reasonable commercial practice such due date would be fewer than forty-five (45) days after the date on which information required for such Tax Return is expected to be available, as promptly as reasonably practicable following the Closing Date), and the Purchaser shall consider in good faith the Seller’s comments prior to filing such Tax Return and shall not file any such Tax Return without the Seller’s consent (such consent not to be unreasonably withheld, conditioned or delayed). The Seller shall pay to the Purchaser no later than five (5) days prior to the date on which a Tax Return described in this Section 6.10(e) is due (including extensions) (or, with respect to any Tax Return submitted to the Seller fewer than five (5) days prior to such due date, as soon as practicable) the portion of any Taxes due with respect to such Tax Return which is attributable to the portion of the Straddle Period ending on or before the Closing Date (determined in accordance with Section 6.10(b)) or attributable to Indemnified Taxes, except to the extent such Taxes were included in the calculation of the Net Adjustment Amount (or the calculation of the underlying amounts, including Indebtedness and Working Capital).
(f)    The parties hereto shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Target Companies for all tax purposes. The parties agree that (A) the Purchaser and the Company shall not make an election under Treasury Regulations §1.1502-76(b)(2)(ii)(D) to ratably allocate items (or make any similar election or ratably allocate items under any corresponding provision of applicable Law) and (B) none of the Seller’s transaction expenses are “properly allocable” to the portion of the Closing Date after the sale of the Subject Securities for purposes of applying the “next day” rule of Treasury Regulations § 1.1502-76(b)(1)(ii)(B) and, therefore, none of the such expenses shall be treated as occurring on the day after the Closing Date under the “next day” rule. The Parties agree that the election under Rev. Proc. 2011-29 to treat 70% of success-based fees shall be made to the extent applicable.
(g)    Without the prior written consent of the Seller, after the Closing, none of the Target Companies shall, and the Purchaser shall not make or cause any of the Target Companies to, make or change any tax election, including any election under Section 338 of the Code, change any annual tax accounting period, adopt or change any method of tax accounting, or file or amend any Tax Return with respect to any Pre-Closing Period, or portion thereof. Notwithstanding the foregoing or anything herein to the contrary, the Purchaser shall be entitled to make an election under Section 338(g) of the Code with respect to each Target Company that is organized in a jurisdiction outside the United States.
(h)    Notwithstanding anything to the contrary in this Agreement, all Transfer Taxes shall be borne by the Purchaser. If the Seller, or the Other Sellers, is required by Law to remit the full amount of any such Transfer Taxes, the Purchaser shall promptly reimburse the Seller for such Transfer Taxes within ten (10) Business Days after receipt of written request from the Seller, or the Other Sellers, for such amount together with documentation of payment thereof. The Purchaser shall, at such shared expense, timely file (and, where required by Law, the Seller shall join in the timely filing of) any Tax Returns for Transfer Taxes as required by Law and shall notify the Seller when such filings have been made. The Purchaser and the Seller each agree to use commercially reasonable efforts to timely sign and deliver (or cause to be timely signed and delivered) such agreements, certificates or forms as may be necessary or appropriate and otherwise to reasonably cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes.
(i)    In the event of a conflict between the provisions of this Section 6.10 and any other provisions of this Agreement, the provisions in this Section 6.10 shall control with respect to Tax matters.
Section 6.11    Wrong Pocket. If, following the Closing, the Purchaser, the Target Companies, the Seller or the Other Sellers discover that they possesses any right or other asset that, in the case of the Seller or Other Sellers, relates exclusively to the business of the Target Companies or, in the case of the Purchaser or Target Companies, relates exclusively to the business of the Seller and its Affiliates, such party shall transfer or cause to be transferred such right or asset to the party that conducts the business to which such right or asset exclusively relates, and such party shall accept and assume any such right or asset, as applicable, for no additional consideration other than as previously paid as provided in this Agreement. If, following the Closing, either the Purchaser, the Target Companies, the Seller or the Other Sellers receives any payments due to another party in respect of the rights or assets allocated to such other party pursuant to this Agreement, then such first party shall promptly remit (or cause to be promptly remitted), or deliver (or cause to be delivered), such payments to the appropriate party.

The Seller and the Purchaser shall cause their respective Affiliates to comply with the provisions of this Section 6.11.
Section 6.12    Further Assurances; Litigation.
(a)    Each of the Seller, the Target Companies and the Purchaser will from time to time after the Closing, upon the reasonable request of another party, and at its own expense, deliver or cause to be delivered to the designated party such further documents and other instruments necessary or desirable (but excluding any additional representations or warranties) to effect, preserve, maintain or document the transactions contemplated herein, in the manner and on the terms and conditions set forth herein.
(b)    After the Closing, Purchaser will cooperate, to the extent reasonably requested by Seller or any of its Affiliates, in any pending or future Actions in which Seller or any of its Affiliates is a party and which relate to the Target Companies. The Actions subject to this cooperation obligation include the Windows Litigation and other Actions set forth on Schedule 6.12(b) of the Disclosure Schedules. Seller and its Affiliates shall be entitled to keep copies of all filings, correspondence, discovery, electronically stored information, business records and other documentation of any kind that Seller or any of its Affiliates reasonably determines is necessary in connection with the handling and disposition of the Windows Litigation and other Actions described in this Section 6.12(b) by Seller or any of its Affiliates. Notwithstanding Section 6.2, Purchaser will preserve such filings, correspondence, discovery, electronically stored information, business records and other documentation of any kind to the extent reasonably requested by Seller or any of its Affiliates in connection with the handling and disposition of the Windows Litigation and other Actions described in this Section 6.12(b) by Seller or any of its Affiliates.
(c)    After the Closing, Purchaser and the Primary Companies will, and will cause the other Target Companies to, provide Seller and its Affiliates and their counsel in the Windows Litigation and other Actions described in Section 6.12(b) reasonable access to: (a) all employees of Purchaser or any of its Affiliates (including the Target Companies) and all witnesses subject to the control or direction of Purchaser or any of its Affiliates; and (b) all documents, business records and electronically stored information within the custody or control of Purchaser or any of its Affiliates (including the Target Companies) that are relevant to such Actions. Such access and cooperation will not operate to cause a waiver of the attorney-client, work product or similar privilege by either party. Purchaser and the Primacy Companies will, and will cause the Target Companies to, allow, upon request by Seller or any of its Affiliates, reasonable access to any premises or facilities or Purchaser or any of its Affiliates (including the Target Companies) that are relevant to the Windows Litigation and other Actions described in Section 6.12(b).
(d)    Notwithstanding any other provision of this Agreement, the parties hereto agree that prior to Closing, the Seller shall cause Boral Windows and the other Target Companies to assign or otherwise convey all of their right, title and interest in (including all rights to recoveries as a result of) the Windows Litigation to Seller (or, at the election of Seller, to an Affiliate of Seller), pursuant to the process described in Exhibit E.

Section 6.13    Intercompany Arrangements . On or prior to the Closing, the Seller shall, and shall cause its Affiliates to,
(a)    terminate, cancel, retire or otherwise extinguish all contracts, agreements and arrangements (the “Terminated Agreements”) between the Target Companies, on the one hand, and any Seller Person, on the other hand, including those set forth on Schedule 6.13(a)(i) of the Disclosure Schedules, but excluding (A) those contracts set forth on Schedule 6.13(a)(ii) of the Disclosure Schedules (the “Surviving Agreements”) and (B) this Agreement, the Shared Contracts (as applicable) and the other Transaction Documents; and
(b)    payoff or otherwise extinguish (by way of capital contribution, cash settlement or as otherwise reasonably determined by the Seller) all payables and receivables under the Terminated Agreements, and all other intercompany advances, accounts, payables and receivables between the Target Companies, on the one hand, and any Seller Person, on the other hand (collectively, the “Intercompany Payables and Receivables”).

The Seller shall, and shall cause its Affiliates to, execute and deliver all termination and other appropriate documentation at or after the Closing to fully effectuate and document the provisions of this Section 6.13. “Seller Person” means the Seller, its Affiliates (excluding the Target Companies) and each Related Party of the foregoing.
Section 6.14    Covenant Not to Solicit; Covenant Not to Acquire; Covenant Not to Compete.
(a)    The Seller covenants and agrees that for a period of two (2) years from and after the Closing Date, except pursuant to a written agreement with the Purchaser, Boral Limited and its Subsidiaries shall not, directly or indirectly, hire, solicit, recruit, induce or encourage any senior management employee of any Target Company (the “Restricted Persons”) to leave the employ of or cease providing services to the Target Companies; provided, that the foregoing shall not prohibit (x) any Person from making general employment solicitations such as through advertisements in publicly available media or solicitations by search firms so long as such advertisements or solicitations are not specifically targeted at any Restricted Person and (y) any Person from soliciting or recruiting any Restricted Person who has been terminated other than for cause by any Target Company prior to such solicitation or recruiting.
(b)    The Seller covenants that for a period of four (4) years from and after the Closing Date, Boral Limited and its Subsidiaries shall not, directly or indirectly, (i) acquire any voting stock, capital stock or other equity interests in, or control of, any Person or the assets of any Person engaged in the Business in the Territory (a “Restricted Business”); provided, that the foregoing shall not prohibit any Person from (A) making direct or indirect debt or equity investments in any parent or affiliated entity of, or making direct or indirect investments in any debt or equity investment portfolio containing debt or other securities of, a Restricted Business so long as the revenue from the Restricted Business represents less than 20% of such parent or affiliated entity’s revenue or the aggregate revenue of the entities included within the applicable portfolio or (B) exercising remedies in connection with any debt; (ii) solicit or refer any Customer, to which the Business provided goods or services in connection with the Business at any time during the 12-month period prior to the Effective Date, (A) away from any of the Target Companies for the purpose of causing any such Customer to lessen or modify its relationship with such Target Company in respect of a Restricted Business or any aspect thereof, or (B) to do business with any Person engaged in competition with any of the Target Companies in a Restricted Business or any aspect thereof; or (iii) induce or attempt to induce any vendor, contractor, supplier, licensor or other Person to cease doing business with any Target Company in respect of a Restricted Business, or to lessen or modify the terms of such relationship, or in any other way interfere with the relationship between any such vendor, contractor, supplier, licensor or other Person and any Target Company in respect of a Restricted Business.
(c)    The Seller acknowledges that the covenants of the Seller set forth in this Section 6.14 are an essential element of this Agreement and that any breach by the Seller of any provision of this Section 6.14 will result in irreparable injury to the Purchaser. The Seller acknowledges that in the event of such a breach, in addition to all other remedies available at law, the Purchaser shall be entitled to equitable relief, including injunctive relief, as well as such other damages as may be appropriate. The Seller has independently consulted with its counsel and after such consultation agrees that the covenants set forth in this Section 6.14 are reasonable and proper to protect the legitimate interest of the Purchaser.
(d)    If a court of competent jurisdiction determines that the character, duration or geographical scope of the provisions of this Section 6.14 are unreasonable or that this Section 6.14 is otherwise unenforceable, it is the intention and the agreement of the parties hereto that these provisions shall be construed by the court in such a manner as to impose only those restrictions on the Seller’s conduct that are reasonable in light of the circumstances and as are necessary to assure to the Purchaser the intended benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants of this Section 6.14 because, taken together, they are more extensive than necessary to assure to the Purchaser the intended benefits of this Agreement, it is expressly understood and agreed by the parties hereto that the provisions hereof that, if severed, would permit the remaining separate provisions to be enforced in such proceeding, shall be severed and deemed eliminated, for the purposes of such proceeding, from this Agreement.
Section 6.15    Shared Contracts.
(a)    Following the date of this Agreement, the Seller and the Purchaser shall use their commercially reasonable efforts to enter into or to grant, and to cause each third party counterparty to a contract set forth on Schedule 6.15(a) of the Disclosure Schedules (each, a “Shared Contract”) to enter into or to grant, any new agreements, bifurcations or consents as are reasonably necessary to permit the Seller, the Purchaser and their respective Affiliates (including the Target Companies), as applicable, to, on an independent basis following the Closing, derive those benefits, and to assume any obligations and economic burdens related to such benefits, as each such Person derives from such Shared Contract immediately prior to the Closing.
(b)    If, on the Closing Date, any such third party agreement or consent is not obtained, the Seller and the Purchaser shall, for a period of six (6) months following the Closing, (i) continue to use commercially reasonable efforts to enter into or to grant, and to cause each third party counterparty to such Shared Contract to enter into or to grant, any such new agreements, bifurcations or consents and (ii) cooperate reasonably following the Closing in a mutually acceptable arrangement under which the Seller, the Purchaser and their respective Affiliates (including the Target Companies), as applicable, would, where commercially reasonable and in compliance with applicable Law, obtain the appropriate benefits and assume the related obligations and bear the related economic burdens in respect of such Shared Contract, including by means of subcontracting, sublicensing or subleasing arrangements, or enforcement by the party to such Shared Contract for the benefit (and at the expense) of the Seller, the Purchaser or any of their respective Affiliates, as applicable, that is an intended beneficiary thereof pursuant to this Section 6.15. Following the six (6) month anniversary of the Closing Date, none of the parties hereto nor any of their respective Affiliates shall have any further obligation to the other parties hereto or any of their respective Affiliates in respect of any Shared Contract.
Section 6.16    Credit Support Instruments.
(a)    As promptly as practicable following the Closing Date (but in any event within forty-five (45) days), the Purchaser shall use its reasonable best efforts to take or cause to be taken all actions necessary to secure the unconditional release of the Seller and its Affiliates (other than the Target Companies), from and after the Closing, from any guarantees, surety bonds or similar instruments set forth on Schedule 6.16(a) of the Disclosure Schedules (the “Credit Support Instruments”), including effecting such release by providing substitute guarantees, surety bonds, indemnities, cash collateral or other credit support pursuant to documentation reasonably satisfactory in form and substance to the Seller (in the case of the Credit Support Instruments). The Seller shall cooperate reasonably with the Purchaser in order to obtain such releases and substitutions, as applicable.
(b)    (i) The Purchaser shall indemnify and hold harmless the Seller and its Affiliates from any Losses arising from or relating to any such Credit Support Instrument on or after the Closing Date, (ii) the Purchaser shall not take or omit to take, or cause to be taken or not to be taken, any action, to do or omit to do, or cause to be done or not to be done, anything that would or would reasonably be expected to increase the actual or contingent Liability of the Seller or any of its Affiliates, as applicable, pursuant to the terms of any Credit Support Instrument, and (iii) subject to Section 6.16(a), at any time on or following the Closing Date, the Seller and its Affiliates shall have the right to terminate, or to cause the termination of, each Credit Support Instrument, as applicable, in respect of which such termination is permitted by the Seller or its Affiliates, as applicable, in accordance with its terms.
(c)    All costs and expenses incurred in connection with the substitution or release of the Credit Support Instruments pursuant to this Section 6.16 shall be paid by the Purchaser.
Section 6.17    Directors’ and Officers’ Indemnification.
(a)    The Purchaser agrees that all rights to indemnification or exculpation now existing in favor of the directors, managers and officers of the Target Companies, as provided in the Target Companies’ Governing Documents, shall survive the Closing and shall continue in full force and effect for a period of not less than six (6) years following the Closing Date and that each Target Company will perform and discharge the obligations to provide such indemnity and exculpation, as provided in the Target Companies’ Governing Documents, after the Closing; provided, however, that all rights to indemnification and exculpation in respect of any Action arising out of or relating to matters existing or occurring at or prior to the Closing Date and asserted or made within such six-year period shall continue until the final disposition of such Action. From and after the Closing, the Purchaser shall not, and shall cause each of its Affiliates (including the Target Companies) not to, amend, repeal or otherwise modify the indemnification provisions of the Target Companies’ Governing Documents as in effect at the Closing in any manner that would adversely affect the rights thereunder of individuals who at the Closing were directors, managers, officers, employees or agents of the Target Companies.
(b)    On or prior to the Closing, the Purchaser shall obtain from the providers of the current officers’, managers’ and directors’ liability insurance of each Target Company a non-cancelable run-off insurance policy (the “D&O Insurance”) for a period of six (6) years following the Closing Date, covering liability and acts or omissions occurring on or prior to the Closing Date with respect to those Persons who are presently covered by such insurance at limit levels and otherwise on terms with respect to such coverage no less favorable to the individuals, who on or prior to the Closing Date, were officers, directors or managers of the Target Companies, than those of such insurance in effect on the date hereof; provided, that in no event shall the Purchaser or any other Person be required to obtain a policy with a premium in excess of 300% of the annual premium currently allocated to the Target Companies with respect to their respective existing policies, which currently allocated premium amount is set forth on Schedule 6.17(b) of the Disclosure Schedules, it being understood that if the annual premiums for such insurance coverage exceed such amount, the Purchaser shall be obligated to obtain a policy with the greatest coverage available for such amount. The cost of such D&O Insurance shall be paid by the Purchaser.
(c)    The Purchaser covenants, for itself and its Affiliates, successors and assigns, that it and they shall not institute any Action in any court or before any administrative agency or before any other tribunal against any of the current directors or managers of any of the Target Companies, in their capacity as such, with respect to any liabilities, actions or causes of action, judgments, claims or demands of any nature or description (consequential, compensatory, punitive or otherwise), in each such case to the extent resulting from their approval of this Agreement or the transactions contemplated hereby.
(d)    In the event the Purchaser or any Target Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, the Purchaser shall make proper provision so that the successors and assigns of the Purchaser or the applicable Target Company, as the case may be, shall assume the obligations set forth in this Section 6.17.

(e)    The provisions of this Section 6.17 shall survive the consummation of the Closing and continue for six (6) years following the Closing Date. This Section 6.17 is intended to benefit the directors, managers and officers of each Target Company and any other Person or entity (and their respective heirs, successors and assigns) referenced in this Section 6.17 or indemnified hereunder, each of whom may enforce the provisions of this Section 6.17 (whether or not parties to this Agreement). All of the Persons referenced in the immediately preceding sentence are intended to be third party beneficiaries of this Section 6.17.
Section 6.18    Use of Names.
(a)    The Purchaser shall cause each of the Target Companies to, as soon as reasonably practicable after the Closing Date, and in no event later than thirty (30) days after the Closing Date, amend its certificate of formation or articles or certificate of incorporation (or equivalent document), and any assumed name or d/b/a filings known to the Purchaser, to eliminate such entity’s right to use the name “Boral” or any name that is similar to or derivative of such name.
(b)    During the 180 days following the Closing (the “Mark Transition Period”), the Target Companies shall be entitled in the Ordinary Course of Business to (i) use and create Trade Materials containing the name “Boral” and/or any related logos, trade names, trade dress, trademarks and service marks containing the name “Boral” (collectively, the “Boral Marks”), and (ii) distribute and/or sell inventories of products containing or bearing the name “Boral” and/or any Boral Marks. The Purchaser shall cause the Target Companies to cease using the Boral Marks (whether on vehicles, signage or otherwise) as promptly as practicable after the Closing, but in any event prior to the end of the Mark Transition Period.
(c)    Notwithstanding the foregoing, the Target Companies shall be entitled to (i) use roof tile molds in existence as of the Closing Date bearing the “Boral” name or Boral Mark until such mold needs to be replaced (which in no case shall be after the fifteenth (15th) anniversary of the Closing Date) to produce roof tile products for sale in the Territory, (ii) sell any roof tile manufactured with such molds bearing the “Boral” name or Boral Mark, and (iii) sell any product and use any samples in Inventory containing or bearing the name “Boral” and/or any Boral Marks. The Purchaser agrees that all new roof tile molds bought, produced or otherwise acquired after the Closing Date will not bear the “Boral” name or Boral Mark.
Section 6.19    Unpaid Insurance Event. If there is an Unpaid Insured Event, then following the Closing, Purchaser shall:
(a)    Assist Seller and its Affiliates in the pursuit of, and cause the Target Companies to reasonably pursue, all available insurance claims in respect of the Unpaid Insured Event, including submitting appropriate claim documentation within applicable timeframes and providing all additional information reasonably requested by the insurers; and
(b)    If insurance proceeds are received by any Target Company or any of its Affiliates after the Closing in respect of an Unpaid Uninsured Event, then to the extent such proceeds relate to loss of revenue or profit suffered or incurred by any Target Company in respect of any period prior to Closing, cause those proceeds to be promptly remitted to the Seller.
Section 6.20    Financing Matters.
(a)    If the Purchaser (or Westlake) decides to obtain any debt financing (such financing, the “Financing”) from a Financing Source in connection with the transactions contemplated by this Agreement, Seller and the Other Sellers shall cause the Target Companies to use their best reasonable efforts to provide to the Purchaser (or Westlake) such cooperation as may be reasonably requested by the Purchaser (or Westlake) to assist it in arranging the Financing to the extent customary in connection with the arranging of the Financing, which such cooperation shall include using reasonable best efforts to:
(i)    furnish to the Purchaser (or Westlake) and the Financing Sources as promptly as practicable with financial information and other pertinent information regarding the Target Companies as may be reasonably requested (and updated as reasonably requested) by the Purchaser (or Westlake) to consummate the Financing; provided, that to the extent any information would be unusable under customary practices for such purposes, such information shall be promptly updated with replacements or restatements thereof, or supplements thereto;
(ii)    issue customary representation letters and using best reasonable efforts to obtain consents, customary authorization letters and customary comfort letters from Target Companies’ independent accountants (including “negative assurance” comfort on any interim or stub period financial information);
(iii)    provide customary certificates from the Target Companies with respect to the information provided by the Target Companies in any offering memorandum (including any private placement memorandum or prospectus) or bank information memorandum used in the Financing;
(iv)    furnish the Purchaser (or Westlake) such information as may be reasonably requested under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act; and
(v)     cooperate in the reasonable and customary due diligence of the Target Companies (including with respect to United States Office of Foreign Asset Control, sanctions Law, United States Foreign Corrupt Practices Act and cybersecurity matters) by any Financing Sources providing the Financing (or their legal advisors) (it being understood that Seller and the Target Companies shall be given (A) a reasonable amount of time to review and respond to all diligence requests and (B) reasonable advance notice of other diligence activities, which shall occur during normal business hours of the applicable Target Companies).

(b)    Nothing in this Section 6.20 will require Seller or any Target Company to (i) engage in any action that would, in the good faith determination of the Seller, unreasonably interfere with the business or operations of any Target Company, (ii) cause any covenant, representation or warranty in this Agreement to be breached, (iii) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (iv) require the Target Companies to provide any information the disclosure of which is prohibited or restricted under applicable Law or any binding agreement with a third party or is legally privileged or consists of attorney work product (provided that (x) no such obligation shall be entered into primarily because of this sentence and (y) the applicable Target Company shall notify the Purchaser of the nature of the information that is not being provided on the basis of such Law, binding agreement, legal privilege or attorney-client privilege solely to the extent the Target Company is able to do so without violating the applicable obligation or privilege), (v) require any Target Company to take any action that will conflict with or violate its organizational documents as in effect on the date hereof, any Laws or result in a violation or breach of, or default under, any agreement to which such Target Company is a party as of the date hereof, (vi) require the Seller, the Target Companies or any Persons who are directors of the Seller or any of the Target Companies to pass resolutions or consents to approve or authorize the execution of the Financing or any other financing of Purchaser (or a parent entity of the Purchaser) in connection with the transactions contemplated by this Agreement or any other matter or execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, prior to the Closing, (vii) require the Seller or any of the Target Companies to pay any commitment or other similar fee prior to the Closing or incur any other liability or other obligation prior to Closing or have any obligation of the Seller or any of the Target Companies under any agreement, certificate, document or instrument (other than this Agreement) be effective until the Closing, (viii) cause any director, officer or employee or stockholder of the Seller or any of the Target Companies to incur any personal liability or (ix) in the reasonable opinion of Seller’s outside counsel, disclose information that would create material risk from an antitrust or competition Law point of view.
(c)    The Purchaser shall from time to time, promptly upon request by the Seller or any Target Company, reimburse Seller and the Target Companies for all reasonable and documented out-of-pocket costs and expenses incurred by Seller or any Target Company (including the reasonable and documented expenses of counsel to Seller and the Target Companies solely in connection with the financing cooperation contemplated by this Section 6.20) in connection with the financing cooperation contemplated by this Section 6.20 to the extent such costs or expenses are incurred by Seller or any Target Company after the date of this Agreement; provided that Purchaser shall not be required to reimburse the Seller or any Target Company for any costs and expenses incurred by the Seller or any Target Company with respect to financial statements, financial information or other materials (x) prepared prior to the date hereof that may be used in connection with any financing contemplated by this Section 6.20 or (y) prepared after the date hereof (i) in connection with the applicable requirements of applicable Law or (ii) in the Ordinary Course of Business (including, for the avoidance of doubt, the financial statements and information contemplated by Section 6.20(b)(ix)).

(d)    The Purchaser shall indemnify and hold harmless the Seller, the Other Sellers and the Target Companies from and against any and all Losses (including losses arising from non-monetary obligations but excluding in any event lost profits), suffered or incurred by any of them in connection with any of their cooperation or assistance pursuant to Section 6.20(a) above or in connection with the Financing, except to the extent such Losses are caused by the bad faith, gross negligence or willful misconduct of the Seller, the Other Sellers or the Target Companies, as applicable.
(e)    Seller and the Other Sellers hereby consents to the use of the Target Companies’ logos in connection with the Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Target Companies or is reasonably expected to violate any existing material contractual obligation (other than any such contract that is among the Seller, the Other Sellers, the Target Companies or any of their Affiliates) of the Target Companies (to the extent such existing material contractual obligation of the Target Companies has been disclosed to the Purchaser a reasonable time prior to the use by the Purchaser of such logos).
(f)    Seller and each Other Seller, for itself and on behalf of each of the Target Companies, hereby expressly authorizes the use of the financial statements and any other financial information provided by the Seller, the Other Seller or the Target Companies under Section 6.20 for purposes of the Financing.
Section 6.21 [Reserved.]
Section 6.22    Data Room. Within five (5) Business Days after the Closing, the Seller shall deliver to the Purchaser on CD ROM or flash drive an electronic copy of all of the documents and information contained in the virtual data room. The Seller shall maintain the virtual data room (and the documents and information contained therein) and provide the Purchaser and its authorized representatives with access thereto until such delivery has been made.
Section 6.23    Third-Party Indebtedness; Guarantees. At or prior to the Closing, Seller and its Affiliates shall cause (i) all Third Party Borrowed Money Indebtedness to be fully repaid, (ii) all Guarantees relating to any Third-Party Borrowed Money Indebtedness to be fully released and (iii) all Encumbrances securing Third Party Borrowed Money Indebtedness on assets of the Target Companies to be fully released.
Section 6.24    Insurance.
(a)    From and after the Closing, the Target Companies shall cease to be insured by the Seller and its Affiliates’ insurance policies or by any of their respective self-insurance programs with respect to any acts, facts, circumstances or omissions occurring after the Closing. From and after the Closing, the Seller and its Affiliates (excluding the Target Companies) shall retain all rights to control such insurance policies and self-insurance programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and self-insurance programs; provided that the Seller and its Affiliates shall not take any action that would cause the Target Companies to no longer be eligible for coverage under the Retained Policies (as defined below) (subject to the terms and conditions thereof) in respect of Pre-Closing Occurrences.
(b)    The parties acknowledge that the Target Companies may be entitled to the benefit of coverage under the insurance policies of the Seller or its Affiliates (the “Retained Policies”) with respect to acts, facts, circumstances or omissions occurring prior to Closing (“Pre-Closing Occurrences”). For any Pre-Closing Occurrences, from and after the Closing, the Seller and its Affiliates shall, at the expense of Purchaser, reasonably cooperate with the Purchaser and the Target Companies and take commercially reasonable actions as may be necessary or advisable to assist the Target Companies in submitting, and to provide support with respect to, such claims to which Retained Policies are responsive. The Seller hereby authorizes the Purchaser to report any and all Pre-Closing Occurrences arising in connection with the Target Companies to the applicable insurers of the Seller or its Affiliates to the extent permitted under the applicable Retained Policy, and where not permitted, the Seller agrees, upon receipt of a written request by the Purchaser, to use, at the expense of the Purchaser, commercially reasonable efforts to make such report on the Purchaser’s behalf. With respect to claims for Pre-Closing Occurrences made pursuant to this Section 6.24 (or pending as of the Closing Date), (i) if reported to the applicable insurer by the Purchaser, the Purchaser shall promptly notify the Seller’s corporate insurance department of such claims and (ii) whether such Pre-Closing Occurrence was reported to the applicable insurer by the Purchaser or the Seller or any of their respective Affiliates, (A) the Seller shall provide the Purchaser with a copy of the applicable Retained Policy and the Purchaser shall, and shall cause its Affiliates to, comply with the terms of the applicable Retained Policy and (B) each party shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain the benefit of the applicable insurance coverage. The Seller shall bear (and neither the Purchaser nor its Affiliates shall be responsible for) any increased insurance costs incurred as a result of any claims for Pre-Closing Occurrences (including, without limitation, premium adjustments, whether retrospective or otherwise).
Section 6.25    Separation/Transition Services Agreement.
(a)    The parties hereto acknowledge and agree that Seller’s current good faith estimate of when a separation of the Business from the remaining businesses of Seller and its Affiliates (the “Separation“) (other than the matters described in the form of Transition Services Agreement attached to this Agreement) is October 1, 2021. If either party does not anticipate that the Separation will be completed on or after October 1, 2021, then the parties will negotiate in good faith to agree on any additions to the Seller Services described in Annex A to the Transition Services Agreement and/or to the Target Company Services described in Annex B to the Transition Services Agreement (and associated fees) to address such delay; provided further that failure to so agree shall not delay the Closing or permit any party to refuse to consummate the transactions contemplated by this Agreement if all conditions to the Closing for such party in Article 7 have been satisfied or waived.
(b)    Notwithstanding any other provisions of this Agreement, Seller and the Target Companies shall be authorized to take (and the Purchaser hereby consents to Seller and the Target Companies taking) all commercially reasonable steps after the execution of this Agreement and prior to the Closing to effectuate the Separation, including:
(i)    The transition of the employment of individuals and/or roles set forth on Schedule 6.25(b)(i) of the Disclosure Schedules (the “Transition Employees”) from Seller or one of its Affiliates to a Target Company as of or prior to the Closing. The Transition Employees shall be offered substantially comparable, in the aggregate, compensation (including salary/wages, incentives (including cash and equity) and other benefits) to transition to a Target Company; provided, however, that no defined benefit pension, post-retirement medical, nonqualified deferred compensation, retention, change-in-control or other special or non-recurring compensation or benefits provided prior to the Closing shall be taken into account for purposes of Purchaser’s obligations under this Section 6.25. The parties acknowledge that Seller and its Affiliates cannot require a Transition Employee to accept employment at a Target Company and that the decision of any Transition Employees to decline employment by a Target Company shall not be a Material Adverse Effect, and shall not be included in any determination of whether a Material Adverse Effect has occurred.
(ii)    The consents for, and/or replacement or bifurcation of, any Shared Contracts as discussed in Section 6.15.
(iii)    Causing certain Seller Plans (if and as determined by Seller) to become Business Plans on or prior to the Closing Date (including related amendments).
(c)    Purchaser shall have no responsibility for any severance obligations with respect to any Transition Employees who do not accept the Target Companies’ offers of employment and whose employment is subsequently terminated by Seller or its Affiliates.
(d)    Seller will reasonably cooperate with Purchaser’s efforts to encourage the Transition Employees to accept employment with Purchaser.
(e)    If Seller elects to pay any Retention Amount following the Closing in accordance with the relevant retention letters, Seller shall provide the relevant Target Company with sufficient cash to pay any Retention Amount (including any associated payroll Tax) when such amount is due. In the event that Seller pays any Retention Amount to any Target Company pursuant to this Section 6.25(e), then such Target Company must pay such amounts due to the appropriate recipients pursuant to the relevant retention letters.
ARTICLE 7

CLOSING CONDITIONS
Section 7.1    Conditions to Each Party’s Obligations under this Agreement. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, or to the extent permitted by applicable Law, to the waiver by such party hereto, at or prior to the Closing of each of the following conditions precedent:
(a)    No Law preventing the transactions contemplated hereby shall be in effect, and no Action brought by any Governmental Authority shall be pending which seeks to prohibit the transactions contemplated hereby.
(b)    Any applicable waiting period under the HSR Act relating to the Closing shall have expired or been terminated, or clearances, approvals and/or consents, as applicable, shall have been received.
Section 7.2    Conditions to the Obligations of the Seller and the Primary Companies under this Agreement. The obligations of the Seller and the Primary Companies to consummate the transactions contemplated by this Agreement shall be further subject to the satisfaction, or to the extent permitted by applicable Law, to the waiver by the Seller, at or prior to the Closing, of the following conditions precedent:
(a)    The covenants and obligations of the Purchaser required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects.
(b)    The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing (except as to any representation or warranty which specifically relates to another date).
(c)    The Seller shall have received a certificate to the effect of Section 7.2(a) and Section 7.2(b) signed by an officer of the Purchaser.
(d)    The Seller shall have received each delivery to be received by it pursuant to Section 1.2(b).
Section 7.3    Conditions to the Obligations of the Purchaser under this Agreement. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be further subject to the satisfaction, or to the extent permitted by applicable Law, to the waiver by the Purchaser, at or prior to the Closing, of the following conditions precedent:
(a)    The covenants and obligations of each of the Seller and the Primary Companies required to be performed by them at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects.
(b)    The representations and warranties of the Seller and the Primary Companies contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing (except as to any representation or warranty which specifically relates to another date), except where the failure of such representations and warranties to be true and correct in all material respects, individually or in the aggregate, does not have a Material Adverse Effect; provided, that the Fundamental Representations shall be true and correct in all respects as of the Closing Date as though made at and as of the Closing (except as to any representation or warranty which specifically relates to another date).
(c)    The Purchaser shall have received a certificate to the effect of Section 7.3(a) and Section 7.3(b) signed by (i) with respect to the covenants, obligations, representations and warranties of the Seller, an officer of the Seller, and (ii) with respect to the covenants, obligations, representations and warranties of each Primary Company, an officer of such Primary Company.
(d)    No Material Adverse Effect shall have occurred and be continuing.
(e)    The Purchaser shall have received each delivery to be received by it pursuant to Section 1.2(a).
ARTICLE 8

TERMINATION AND ABANDONMENT
Section 8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of the Seller and the Purchaser;
(b)    by the Seller, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Purchaser set forth in this Agreement, and such breach (i) would give rise to the failure of a condition set forth in Section 7.2 if Closing were otherwise to occur on the date that notice of such breach is delivered to the Purchaser, (ii) cannot be or has not been cured within thirty (30) days following delivery to the Purchaser of notice of such breach, and (iii) has not been waived by the Seller; provided, that the Seller shall not have the right to terminate this Agreement pursuant to this Section 8.1(b) if the Seller or any Primary Company is then in material violation or breach of any of its covenants, obligations, representations or warranties set forth in this Agreement;
(c)    by the Purchaser, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Seller or any Primary Company set forth in this Agreement, and such breach (i) would give rise to the failure of a condition set forth in Section 7.3 if Closing were otherwise to occur on the date that notice of such breach is delivered to the Seller, (ii) cannot be or has not been cured within thirty (30) days following delivery to the Seller of notice of such breach, and (iii) has not been waived by the Purchaser; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if the Purchaser is then in material violation or breach of any of its covenants, obligations, representations or warranties set forth in this Agreement; or
(d)    by either the Seller or the Purchaser:

(i)    if any Governmental Authority shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Closing and such Order shall have become final and non-appealable; provided, that the party hereto seeking to terminate this Agreement pursuant to this Section 8.1(d)(i) shall have used reasonable best efforts to remove such Order, and such Order shall not have been principally caused by the breach by such party of its covenants or agreements under this Agreement; or
(ii)    if the Closing shall not have occurred on or before 365 days from the execution of this Agreement (the “End Date”); provided, however, that, if 365 days from the execution of this Agreement, the conditions to Closing set forth in Section 7.1(b) shall not have been satisfied or waived but all other conditions to Closing shall have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date), then the End Date may be extended an additional 90 days by either the Seller or the Purchaser by written notice provided prior to or on the End Date; provided, further, however, that the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) shall not be available to any party whose material breach of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.
Section 8.2    Procedure and Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other parties to this Agreement and this Agreement shall terminate without any further action by any of the parties hereto. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement resulting from such termination, except (i) that the provisions of this Section 8.2 and Article 10 shall remain in full force and effect, and (ii) if the termination is pursuant to Section 8.1(b) or Section 8.1(c), then such termination shall not relieve any party of its Liabilities for its breach of this Agreement.
Section 8.3    Specific Performance.
(a)    Each party acknowledges that (i) money damages would be an insufficient remedy for any actual or threatened breach of this Agreement by such party, (ii) any such breach would cause the other party irreparable harm and (iii) in addition to any other remedies available at law or in equity that are expressly provided to a party under this Agreement, the other party will be entitled to seek equitable relief by way of injunction, specific performance or otherwise, without posting any bond or other undertaking, for any actual or threatened breach of this Agreement by such party. Neither party will contest the appropriateness of any injunction or specific performance as a remedy for a breach of this Agreement, subject in all cases to the terms and conditions of this Section 8.3.
(b)    Notwithstanding anything in this Agreement to the contrary and without limiting the generality of Section 8.3(a) (but subject to the limitations in this Section 8.3(b)), the parties hereby further acknowledge and agree that prior to the Closing, a party shall be entitled to seek specific performance to cause the other party to effect the Closing, if but only if (i) all of the conditions to such other party’s obligations in Article 7 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being satisfied if the Closing were to occur at such time, or that such conditions would be satisfied if such other party performed all of its obligations to effect the Closing), (ii) the first party confirms in a written notice to the other party that it stands ready, willing and able to consummate the transactions contemplated hereby and (iii) the other party fails to consummate the Closing by the earlier to occur of (A) five (5) Business Days after the delivery of such notice and (B) the date the Closing is required to have occurred pursuant to the terms of this Agreement.
ARTICLE 9

SURVIVAL AND INDEMNIFICATION
Section 9.1    Survival. Subject to Section 10.17(a), none of the representations, warranties, covenants and agreements contained in this Agreement, and in any certificate, schedule, document or other writing delivered pursuant hereto or in connection with the transactions contemplated hereby shall survive the Closing; provided, that (a) the Fundamental Representations and the Purchaser Representations shall survive the Closing until the third (3rd) anniversary of the Closing Date and (b) covenants and agreements contained in this Agreement for which performance is required after the Closing shall survive until fully performed. Notwithstanding anything to the contrary contained herein, any claims with respect to Fraud shall survive until barred by the applicable statute of limitations. The parties agree that the indemnification obligations set forth in this Article 9 shall survive with respect to any claims made within the applicable survival period until finally resolved or judicially determined, including any appeal thereof. Notwithstanding anything to the contrary in this Agreement, the survival periods set forth herein shall not affect, or be construed as limiting, any claim made or available under the R&W Insurance Policy.
Section 9.2    Indemnification by the Seller.
(a)    From and after the Closing, the Seller agrees to indemnify, defend and hold harmless the Purchaser and its Affiliates and their successors and assigns (each a “Purchaser Indemnified Party”), from and against, and to promptly pay to a Purchaser Indemnified Party or reimburse a Purchaser Indemnified Party for, any and all losses, damages, expenses (including, without limitation, court costs, amounts paid in settlement, judgments, reasonable attorneys’ fees or other expenses for investigating and defending, including, without limitation, those arising out of the enforcement of this Agreement), suits, actions, claims, deficiencies, liabilities or obligations, whether arising from a Third Party Claim, a direct claim or otherwise (collectively, the “Losses”), sustained or incurred by such Purchaser Indemnified Party caused by or resulting from:
(i)    any misrepresentation or breach of warranty made by the Seller in a Fundamental Representation contained herein, in any schedule or certificate delivered pursuant hereto;

(ii)    any breach of or failure by the Seller to perform any covenant or agreement of the Seller herein, in each case other than a Pre-Closing Covenant (the “Seller Covenant Indemnity”);
(iii)    any Indemnified Taxes;
(iv)    the Windows Litigation;
(v)    any pending and future actions arising from the financial irregularities in Boral Limited’s North American Windows business identified in the ASX announcements made by Boral Limited on 5 December 2019 and 10 February 2020, including but not limited to the following two class action lawsuits: (A) Andrew Parkin v Boral Limited, pending in the Federal Court of Australia, New South Wales Registry (File No. NSD602/2020) and (B) Martini Family Investments Pty Limited ATF Martini Family Investments Super Fund v Boral Limited, pending in the Federal Court of Australia, New South Wales Registry (File No. NSD935/2020) (collectively, the “Australian Class Actions”); and
(vi)    the Excluded Companies.
(b)    From and after the Closing, the Seller agrees to indemnify, defend and hold harmless each Purchaser Indemnified Party from and against, and to promptly pay to a Purchaser Indemnified Party or reimburse a Purchaser Indemnified Party for, any and all Losses sustained or incurred by such Purchaser Indemnified Party caused by or resulting from any misrepresentation or breach of warranty made by any Primary Company in a Fundamental Representation: (i) contained herein, (ii) in any schedule or certificate delivered pursuant hereto or (iii) in any other Transaction Document (the “Company Representation Indemnity”).
Section 9.3    Indemnification by the Purchaser. From and after the Closing, the Purchaser agrees to indemnify, defend and hold harmless the Seller and its Affiliates and their successors and assigns (each a “Seller Indemnified Party”), from and against, and to promptly pay to a Seller Indemnified Party or reimburse a Seller Indemnified Party for, any and all Losses sustained or incurred by such Seller Indemnified Party relating to, caused by or resulting from:
(a)    any misrepresentation or breach of warranty made by the Purchaser contained herein, in any schedule or certificate delivered pursuant hereto;
(b)    any breach of or failure by the Purchaser to perform any covenant or agreement made by the Purchaser herein, in each case other than a Pre-Closing Covenant; and
(c)    any Action (including any warranty or product liability claim) arising out of or in connection with roof tile manufactured after the Closing bearing the “Boral” name or a Boral Mark.
Section 9.4    Limitations on Liability.
(a)    Manner of Recovery; Limitations on Liability.

(i)     Except in the case of Fraud or misrepresentation or breach of a Fundamental Representation, in no event shall the Purchaser Indemnified Parties be entitled to recover any Losses in respect of any claim for misrepresentation or breach of warranty from any source other than the R&W Insurance Policy.
(ii)    Without limiting anything contained in this Article 9, and except in the case of Fraud, any claim for indemnification by a Purchaser Indemnified Party with respect to a breach of any Fundamental Representation, or the Seller Covenant Indemnity or Indemnified Taxes shall be satisfied solely and exclusively from the R&W Insurance Policy to the extent coverage is available thereunder. In no event shall the Purchaser Indemnified Parties be entitled to recover any Losses in respect of any such claim from any source other than the R&W Insurance Policy to the extent available thereunder. To the extent any claim for indemnification by a Purchaser Indemnified Party (A) with respect to a misrepresentation or breach of any Fundamental Representation, the Seller Covenant Indemnity or Indemnified Taxes is not satisfied out of the R&W Insurance Policy or (B) arises from the Windows Litigation, the Australian Class Actions or the Excluded Companies, the Purchaser Indemnify Party may bring a claim for indemnification directly against the Seller to the extent provided in this Article 9, provided that in no event shall the aggregate liability of the Seller for such indemnification, or otherwise arising under or in connection with this Agreement or the transactions contemplated hereby, exceed the Final Closing Purchase Price.
(b)    For purposes of this Article 9, the representations and warranties contained in Articles 3 and 4 shall not be deemed qualified by any references to materiality, Material Adverse Effect or words of substantially equivalent meaning.
Section 9.5    Calculation of Losses.
(a)    The amount of any Loss for which indemnification is provided under this Article 9 shall be calculated net of any insurance proceeds or third-party indemnification, less any costs incurred to recover such amounts and any increase in premiums resulting from such claim, solely to the extent actually received by a party seeking indemnification under this Agreement (the “Indemnified Party”), with respect to such Losses. Losses shall not include indirect, punitive or exemplary damages except to the extent paid or payable to a third-party.
(b)    No Purchaser Indemnified Party shall be entitled to indemnification pursuant to this Article 9 with respect to any Loss or alleged Loss to the extent the amount of such Loss or alleged Loss is included in the calculation of the Net Adjustment Amount (or the calculation of the underlying amounts, including Indebtedness and Working Capital) as finally determined pursuant to Section 2.2.
(c)    The Purchaser Indemnified Parties shall use commercially reasonable efforts to mitigate Losses that, if and to the extent not mitigated, would be indemnifiable under this Article 9. The Purchaser Indemnified Parties shall first seek to recover any Losses in respect of any such claim from all applicable sources, including by seeking indemnification for such

Loss under any applicable third-party contract and by seeking recovery under any insurance policy.
Section 9.6    Indemnification Procedure for Third Party Claims Against Indemnified Parties.
(a)    In the event that subsequent to the Closing any Seller Indemnified Party or Purchaser Indemnified Party receives notice of the assertion of any claim or of the commencement of any Action by any Person who is not a party to this Agreement (including, without limitation, any Governmental Authority) (a “Third Party Claim”) against such Indemnified Party, with respect to which the Seller or the Purchaser (the “Indemnifying Party”), as the case may be, is required to provide indemnification under this Agreement, the Indemnified Party shall promptly give written notice providing in reasonable detail the basis for the claim and indemnification (the “Third Party Indemnification Notice”) to the Indemnifying Party within thirty (30) days after learning of such claim or Action (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim). The Indemnifying Party shall have the sole right, upon delivering written notice to the Indemnified Party (the “Defense Notice”) within thirty (30) days after receipt from an Indemnified Party of a Third Party Indemnification Notice, to conduct, at the Indemnifying Party’s sole cost and expense, the defense against (and, subject to Section 9.6(c), any settlement of) such Third Party Claim.
(b)    In the event that the Indemnifying Party shall fail to give the Defense Notice within the time and as prescribed by Section 9.6(a) hereof, then in any such event the Indemnified Party shall have the right to conduct such defense in good faith with counsel reasonably acceptable to the Indemnifying Party, but the Indemnified Party shall be prohibited from compromising or settling any such claim or Action or agreeing to an entry of judgment without the prior written consent of the Indemnifying Party.
(c)    In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of the subject Third Party Claim, the Indemnified Party shall cooperate with and make available to the Indemnifying Party such assistance and materials as the Indemnifying Party may reasonably request, all at the sole cost and expense of the Indemnifying Party. Regardless of which party defends such claim, the other party(s) to such Third Party Claim shall have the right at its own cost and expense to participate in the defense assisted by counsel of its own choosing, subject to the ultimate control and decision making of the party defending such Third Party Claim. Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any Third Party Claim or agree to any entry of judgment if pursuant to or as a result of such settlement or judgment, such settlement or judgment would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not paid in full by the Indemnifying Party.
(d)    Any judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall be conclusively deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder, subject to the Indemnifying Party’s right to appeal an appealable judgment or order. Such indemnification shall be required to be made in accordance with the provisions of this Article 9 no later than the tenth (10th) Business Day following the expiration of any period in which an appeal may be taken.
(e)    In the event of any conflict between this Section 9.6 and Section 6.10, Section 6.10 shall control and govern.
Section 9.7    Failure to Give Timely Third Party Indemnification Notice. Any failure by an Indemnified Party to give a timely, complete or accurate Third Party Indemnification Notice as provided in this Article 9 will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such Third Party Indemnification Notice was adversely affected or damaged as a result of such failure to give a timely, complete and accurate Third Party Indemnification Notice.
Section 9.8    Notice of Claims. In the case of a claim for indemnification under Section 9.2 or Section 9.3 hereof (other than a Third Party Claim), upon determination by a Seller Indemnified Party or a Purchaser Indemnified Party, as the case may be, that it has a claim for indemnification, the Indemnified Party shall deliver notice of such claim to the Indemnifying Party, setting forth in reasonable detail the basis of such claim for indemnification. The parties hereto shall have thirty (30) days to resolve any such dispute. In the event that such dispute is not resolved by such parties within such period, the parties shall have the right to pursue all available legal remedies to resolve such dispute.
Section 9.9    Exclusive Remedy. Notwithstanding anything to the contrary herein, except in connection with disputes under Articles 2 with respect to the determination of the Net Adjustment Amount (which shall be governed exclusively by Article 2 to the extent applicable thereto), or claims for equitable relief or Fraud, (x) the indemnification provisions of this Article 9 shall be the sole and exclusive remedy of parties following the Closing for any and all breaches or alleged breaches of any representations (including misrepresentation), warranties, covenants or agreements of the parties herein, or any other provision of this Agreement, or arising out of or in connection with the transactions contemplated hereby and (y) subject to the foregoing (including clause (x)), the parties hereto waive, from and after the Closing, any and all remedies that one party may have against the other (including remedies that may be available under any Environmental Law) relating to the provisions of this Agreement or the transactions contemplated hereby.
Section 9.10    Tax Treatment. To the extent permitted under applicable Law, any payment made by any Person under this Article 9 will, for tax purposes, be treated as an adjustment to the consideration paid under this Agreement.

ARTICLE 10

MISCELLANEOUS PROVISIONS
Section 10.1    Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement or the other Transaction Documents and the transactions contemplated hereby or thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other. For the avoidance of doubt, the cost of the R&W Insurance Policy shall be the sole cost and expense of the Purchaser, and neither the Seller nor any Primary Company will have any Liability with respect thereto.
Section 10.2    Entire Agreement. This Agreement (together with the Disclosure Schedules hereto and the Exhibits hereto), the Confidentiality Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.
Section 10.3    Governing Law; Consent to Jurisdiction. This Agreement and all disputes or controversies arising out of this Agreement or the transactions contemplated hereby shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Delaware. Subject to Section 10.5, each of the parties irrevocably agrees that any Action arising out of or relating to this Agreement or any dispute or controversy arising out of this Agreement or the transactions contemplated hereby brought by any party or its successors or assigns shall be brought and determined in the Court of Chancery of the State of Delaware, the courts of the United States of America for the District of Delaware, and appellate courts thereof, and, subject to Section 10.5, each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Subject to Section 10.5, each of the parties agrees not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Subject to Section 10.5, each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Subject to Section 10.5, each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or any dispute or controversy arising out of this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 10.4    Virtual Data Room. Any reference to a document or matter being “made available to the Purchaser” includes the posting of such document or matter in the “Project Banjo” Intralinks VDRPro virtual data room established by the Seller to which the Purchaser has had access; provided that access to such documents or matters via the virtual data room shall have been granted to the Purchaser at least two (2) days prior to the date of this Agreement.
Section 10.5    Dispute Resolution.
(a)    The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by delivering to the other parties a notice setting forth the specific items in dispute (“Dispute Notice”). Within twenty (20) days following the provision of the Dispute Notice, the parties’ senior management shall meet and attempt in good faith to resolve the disputes raised in the Dispute Notice. If any items remain in dispute after thirty (30) days following the provision of the Dispute Notice, the aggrieved party may, after providing ten (10) days’ prior written notice to the other parties, file the dispute as set forth in Section 10.3.
(b)    Notwithstanding this Section 10.5, Section 2.2 shall be the sole method and remedy for resolving any disputes between the parties with respect to determination of the Net Adjustment Amount.
Section 10.6    Amendment and Modification; Waiver of Compliance. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
Section 10.7    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible. If any one or more of the provisions of this Agreement shall for any reason be held to be excessively broad as to time, duration, geographical scope, activity, or subject, each such provision shall be construed, by limiting and reducing it, so as to be enforceable to the extent compatible with applicable Law then in force.
Section 10.8    No Third Party Beneficiaries. Except as set forth in Article 9, Section 6.17, or Section 10.21, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 10.9    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested) or (c) on the date sent by email of a PDF document (with confirmation of receipt) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.9):

If to the Seller or,
if prior to the Closing,
to the Primary Companies:    Boral Limited
    Level 18, 15 Blue St
North Sydney NSW 2060
Australia
Attention: General Counsel

Boral Industries Inc.
    200 Mansell Court East, Suite 310
Roswell, Georgia 30076
Attention: General Counsel
with a copy (which shall not constitute notice) to:
Alston & Bird LLP
2200 Ross Avenue, Suite 2300
Dallas, Texas 75201
Attention: Darren Hauck
E-mail: darren.hauck@alston.com;
adam.biegel@alston.com
If to the Purchaser or,
if after the Closing,

to the Primary Companies:    Westlake Chemical Corporation
2801 Post Oak Blvd.
Houston, Texas 77056
Attention: General Counsel
E-mail: bederington@westlake.com
with a copy (which shall not constitute notice) to:
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
Attention: Timothy S. Taylor
E-mail: timothy.taylor@bakerbotts.com
Section 10.10    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND THAT MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF THE OTHER PARTIES. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT REGARDLESS OF FORM, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH OF THE PARTIES ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS RESPECTIVE LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
Section 10.11    Rules of Interpretation; Investigation; Disclosure Schedules.
(a)    For purposes of this Agreement, (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (ii) the word “or” is not exclusive; and (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This

Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. All accounting terms not specifically defined in this Agreement shall be construed in accordance with IFRS, consistently applied. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement. The term “day” shall mean calendar day. The term “Business Day” shall have the meaning ascribed to it herein. Whenever an event or action is to be performed by a particular date or a period ends on a particular date, and the date in questions falls on a day which is not a Business Day, the event or action shall be performed, or the period shall end, on the next succeeding Business Day. All references in this Agreement to any law shall be to such law as amended, supplemented, modified and replaced from time to time.
(b)    Purchaser acknowledges that it has been given an opportunity to examine the agreements, instruments, documents and other information relating to the Target Companies that Purchaser has requested to examine. To the extent that as a result of any such investigation or examination, Purchaser (through any of its (or any of its Related Persons’) employees, officers, advisors or other representatives) has actual knowledge of facts contrary to the statements made in any representation, warranty, covenant, or agreement of Seller or any Primary Company set forth herein and completes the Closing without requiring correction or amendment of such contrary statements, Purchaser shall be estopped from asserting reliance on, or breach of, such contrary representation, warranty, covenant or agreement, in connection with any post-Closing claim or otherwise. Any disclosure made on one Disclosure Schedule shall be (A) deemed made on each other Disclosure Schedule hereto without any specific cross reference, and (B) deemed to qualify any and all representations and warranties in Article 3 or Article 4 (irrespective of whether a Disclosure Schedule is referenced), to the extent reasonably apparent that such disclosure relates to such representations and warranties. The fact that any item of information is disclosed on any Disclosure Schedule shall not be construed (i) to mean that such disclosure is required by this Agreement, (ii) to be a representation or warranty as to the materiality of any item disclosed, (iii) to be an admission of Liability with respect to such disclosure or (iv) be deemed or interpreted to broaden or otherwise amplify the representations and warranties or covenants contained in this Agreement.
Section 10.12    Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.
Section 10.13    Assignment. Subject to Section 1.1, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void ab initio and of no force or effect. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Notwithstanding anything in this Agreement to the contrary, from the date hereof until the Closing Date, Seller and Headwaters Stone, LLC (“Stone Other Seller”) shall have the right, but not the obligation, to transfer all of Seller’s and Stone

Other Seller’s right, title, and interest to all (but not less than all) of the Subject Securities held by Seller and Stone Other Seller as of the date of this Agreement (the “Boral Transfer”) to an Affiliate of Seller (the “Boral Transferee”). As a condition precedent to the Boral Transfer, the Boral Transferee shall execute a joinder to this Agreement agreeing to be bound by, and assuming the rights and obligations of Seller under, this Agreement as if the Boral Transferee were Seller, and substituting the Boral Transferee for Seller with respect to the representations and warranties of Seller herein relating to the ownership of the Subject Securities covered by the Boral Transfer. Upon the Boral Transfer, references to “Seller” hereunder and to Stone Other Seller as an “Other Seller” hereunder shall be deemed references to the Boral Transferee, and Seller’s rights, obligations and liabilities hereunder shall be extinguished and be deemed to be rights, obligations and liabilities of the Boral Transferee. For the avoidance of doubt, nothing in this Section 10.13 shall affect the obligations of Boral Limited under the terms of this Agreement.
Section 10.14    Cumulative Rights. Each and every right granted to any party hereunder or under any certificate, schedule, document or other writing delivered by the Seller, the Primary Companies and/or the Purchaser prior to the Closing pursuant hereto or in connection herewith, or allowed it by any laws, rules or regulations, shall be cumulative and may be exercised from time to time.
Section 10.15    Counterpart Execution; Electronic Transmission. This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all of which together shall constitute one agreement binding on the parties hereto. Electronic mail transmission, PDFs or other electronic instances of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, and such signatures shall be deemed original signatures for purposes of the enforcement and construction of this Agreement.
Section 10.16    Actions by the Primary Companies. When an action is required to be taken hereunder by any Primary Company prior to the Closing, the Seller shall use its commercially reasonable efforts to cause such Primary Company, as applicable, to take such action. When an action is required to be taken hereunder by any Target Company after the Closing, the Purchaser shall use its commercially reasonable efforts to cause such Target Company, as applicable, to take such action.
Section 10.17    Waiver of Other Representations; Non-Reliance.
(a)    NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLES 3 and 4 HEREIN, IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.3(C), OR IN THE OTHER TRANSACTION DOCUMENTS, IT IS THE EXPLICIT INTENT OF EACH PARTY, AND THE PARTIES HEREBY AGREE, THAT NEITHER THE SELLER NOR ANY OF ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY OR OTHERWISE, WRITTEN OR ORAL WITH RESPECT

TO (I) TARGET COMPANIES OR THEIR RESPECTIVE PROPERTIES, ASSETS OR BUSINESSES (INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, USE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, OR THE PRESENCE OR ABSENCE OF ANY HAZARDOUS MATERIALS IN OR ON, OR DISPOSED OR DISCHARGED FROM, THE PROPERTIES AND ASSETS OF TARGET COMPANIES), (II) ANY INFRINGEMENT BY THE SELLER OR ANY OF ITS AFFILIATES OF ANY PATENT OR PROPRIETARY RIGHT OF ANY THIRD PARTY AND (III) THE ACCURACY OR COMPLETENESS OF THE INFORMATION, RECORDS, AND DATA NOW, HERETOFORE, OR HEREAFTER MADE AVAILABLE TO ANY OTHER PARTY IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY DESCRIPTION OF THE BUSINESSES, FINANCIAL PROJECTIONS OR FORECASTS OR ANY OTHER INFORMATION FURNISHED TO ONE PARTY BY ANOTHER PARTY OR ANY AFFILIATE OF SUCH FURNISHING PARTY OR ANY OF THE RESPECTIVE REPRESENTATIVES THEREOF) AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. THE SELLER HAS NOT EXECUTED OR AUTHORIZED THE EXECUTION OF THIS AGREEMENT IN RELIANCE UPON ANY SUCH REPRESENTATION OR WARRANTY NOT EXPRESSLY SET FORTH HEREIN, IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.3(C), OR IN THE OTHER TRANSACTION DOCUMENTS.
(b)    EACH PARTY TO THIS AGREEMENT HAS AGREED NOT TO RELY ON ANY SUCH REPRESENTATION OR WARRANTY NOT EXPRESSLY SET FORTH HEREIN, IN THE CERTIFICATES DELIVERED PURSUANT TO SECTIONS 7.2 AND 7.3, OR IN THE OTHER TRANSACTION DOCUMENTS, BUT RATHER, AS A SIGNIFICANT PORTION OF THE CONSIDERATION UNDER THIS AGREEMENT, HAS AGREED TO RELY SOLELY AND EXCLUSIVELY UPON ITS OWN EVALUATION OF TARGET COMPANIES, EXCEPT AS PROVIDED HEREIN, IN THE CERTIFICATES DELIVERED PURSUANT TO SECTIONS 7.2 AND 7.3, OR IN THE OTHER TRANSACTION DOCUMENTS. THE PROVISIONS CONTAINED IN THIS AGREEMENT, IN THE CERTIFICATES DELIVERED PURSUANT TO SECTIONS 7.2 AND 7.3 AND IN THE OTHER TRANSACTION DOCUMENTS ARE THE RESULT OF EXTENSIVE NEGOTIATIONS BETWEEN THE PARTIES AND NO OTHER ASSURANCES, REPRESENTATIONS OR WARRANTIES IN RESPECT OF TARGET COMPANIES WERE MADE BY ANY PARTY IN THE INDUCEMENT THEREOF, EXCEPT AS PROVIDED HEREIN, IN THE CERTIFICATES DELIVERED PURSUANT TO SECTIONS 7.2 AND 7.3 AND IN THE OTHER TRANSACTION DOCUMENTS.
Section 10.18    Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder or other equity owner of the Seller or the Purchaser, or any their respective officers, directors, employees, representatives or investors.
Section 10.19    Privileged Information. Subject to Section 6.12:

(a)    The Purchaser, on behalf of itself and its respective Affiliates (including after the Closing, the Target Companies) acknowledges and agrees that Alston & Bird LLP (“Seller Counsel”) has acted as counsel for the Seller and the Primary Companies in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”), and in connection with the Acquisition Engagement, Seller Counsel has not acted as counsel for any other Person, including the Purchaser.
(b)    The Purchaser, on behalf of itself and its respective Affiliates (including after the Closing, the Target Companies), acknowledges and agrees that all confidential communications between the Target Companies and their respective Affiliates, on the one hand, and Seller Counsel, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Seller and its Affiliates (other than the Target Companies), and not any of the Target Companies, and shall not pass to or be claimed, held, or used by the Purchaser or any of the Target Companies upon or after the Closing. Accordingly, the Purchaser shall not have access to any such communications, or to the files of Seller Counsel relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Seller Counsel in respect of the Acquisition Engagement constitute property of the client, only the Seller and its Affiliates shall hold such property rights and (ii) Seller Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Purchaser by reason of any attorney-client relationship between Seller Counsel and any of the Target Companies or otherwise; provided, however, that notwithstanding the foregoing, Seller Counsel shall not disclose any such attorney-client communications or files to any third parties (other than representatives, accountants and advisors of the Seller and its Affiliates; provided, that such representatives, accountants and advisors are instructed to maintain the confidence of such attorney-client communications). The Purchaser, on behalf of itself and its Affiliates (including after the Closing, the Target Companies), irrevocably waive any right they may have to discover or obtain information or documentation relating to the Acquisition Engagement, to the extent that such information or documentation was subject to an attorney-client privilege, work product protection or other expectation of confidentiality owed to the Seller and/or its Affiliates. If and to the extent that, at any time subsequent to Closing, the Purchaser or any of its Affiliates (including after the Closing, the Target Companies) shall have the right to assert or waive any attorney-client privilege with respect to any communication between any of the Target Companies or their respective Affiliates and any Person representing them that occurred at any time prior to the Closing, each of the Target Companies, on behalf of itself and their respective Affiliates, and the Purchaser, on behalf of itself and its Affiliates (including after the Closing, the Target Companies), shall be entitled to waive such privilege only with the prior written consent of the Seller (such consent not to be unreasonably withheld).
Section 10.20    Boral Parent Obligations. Boral Parent hereby agrees that:
(a)    Boral Parent shall cause all of its Subsidiaries (including the Seller, the Other Sellers and the Target Companies) to take (or refrain from taking) any and all actions as required by the terms and conditions of this Agreement to be taken (or not taken) prior to the Closing. For clarity, Boral Parent’s obligations pursuant to this Section 10.20(a) shall terminate in their entirety as of the Closing.
(b)    After the Closing, Boral Parent guarantees to the Purchaser the performance of all of the Seller’s obligations pursuant to Article 9 (including payment obligations) (“Guaranteed Obligations”), in each case, when and to the extent that performance of the same shall be required by the Seller; provided that in the event that the Seller disputes its liability for any Guaranteed Obligation(s) asserted by the Purchaser or any other Purchaser Indemnified Party, neither the Purchaser nor any other Purchaser Indemnified Party shall request Boral Parent to satisfy the Guaranteed Obligation(s) subject to such dispute pursuant to this Section 10.20(b) until the resolution of such dispute in accordance with the provisions of this Agreement.
(c)    Boral Parent acknowledges and agrees that, after the Closing, Boral Parent and its Subsidiaries are subject to the terms and conditions of Section 6.14.
Section 10.21    Westlake Obligations. Westlake hereby agrees to cause the Purchaser to take (or refrain from taking) any and all actions required by the terms and conditions of this Agreement to be taken (or not taken) by the Purchaser, including the payment of the Estimated Purchase Price at the Closing and the payment of any amounts required to be paid by the Purchaser under Article 2 and Purchaser’s indemnification obligations pursuant to Article 9. Furthermore, Westlake guarantees to Seller the performance of all of the Purchaser’s obligations under this Agreement, including the payment of the Estimated Purchase Price at the Closing and the payment of any amounts required to be paid by the Purchaser under Article 2 and Purchaser’s indemnification obligations pursuant to Article 9.
[Signature Page To Follow.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed on its behalf by its duly authorized officers or representatives, as the case may be, all as of the day and year first above written.
        BORAL BUILDING PRODUCTS INC.
        By: /s/ Ernest C. McLean III
            Name:    Ernest C. McLean III
            Title:    Vice President and Secretary
        BORAL STONE PRODUCTS LLC
        By: /s/ Ernest C. McLean III
            Name:    Ernest C. McLean III
            Title:    Vice President and Secretary
        BORAL LIFETILE INC.
        By: /s/ Ernest C. McLean III
            Name:     Ernest C. McLean III
            Title:    Vice President and Secretary
        BORAL WINDOWS LLC
        By: /s/ Ernest C. McLean III
            Name:    Ernest C. McLean III
            Title:    Vice President and Secretary
        BORAL INDUSTRIES INC.
        By: /s/ Ernest C. McLean III
            Name:    Ernest C. McLean III
            Title:    Vice President and Secretary
        SOLELY FOR PURPOSES OF SECTION 10.20
        BORAL LIMITED
        By: /s/ Ernest C. McLean III
            Name:    Ernest C. McLean III
            Title:     Attorney-in-Fact
[Signature page to Equity Purchase Agreement]

ROYAL BUILDING PRODUCTS (USA) INC.
        By: /s/ M. Steven Bender
            Name:     M. Steven Bender
            Title:    Executive Vice President and
                    Chief Financial Officer

[Signature page to Equity Purchase Agreement]

SOLELY FOR PURPOSES OF SECTION 10.21
        WESTLAKE CHEMICAL CORPORATION
        By: /s/ M. Steven Bender
            Name:    M. Steven Bender
            Title:     Executive Vice President and
                    Chief Financial Officer

[Signature page to Equity Purchase Agreement]

Exhibit A
Definitions
Capitalized terms used but not defined in the Agreement shall have the meanings set forth below.
1.    “Action” means any action, suit, claim, arbitration, or administrative or other proceeding, at law or in equity, by or before any Governmental Authority or arbitrator.
2.    “Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
3.    “Base Purchase Price” means $2,150,000,000.
4.    “Business” means, with respect to (i) Building Products Companies, the Building Products Business; (ii) Stone Companies, the Stone Business; (iii) Roofing Companies, the Roofing Business; and (iv) Windows Companies, the Windows Business.
5.    “Business Day” means any day other than a Saturday, Sunday or day on which banks in the State of Delaware are permitted to be closed.
6.    “Business Plan” means each Seller Plan that is sponsored, maintained, contributed to, or required to be contributed to by a Target Company and which will transfer with a Target Company by operation of applicable Law in connection with the transactions contemplated by this Agreement.
7.    “Cash and Cash Equivalents” means all cash and cash equivalents to the extent owned by the Target Companies, including: (a) cash on hand, (b) dollar demand deposits and dollar time deposits with any commercial bank (after application of any discounts, penalties or other charges), (c) certificates of deposit having a maturity of ninety (90) days or less issued by any commercial bank (after application of any discounts, penalties or other charges), (d) account balances in any intercompany cash pooling arrangements maintained by the Seller and its Affiliates, and (e) the amounts of any received but un-cleared checks, drafts and wires; provided, however, that Cash and Cash Equivalents shall be reduced by the amount of any issued but un-cleared checks, drafts and wires and shall exclude (x) cash and cash equivalents held on behalf of third parties, and (y) any amounts held in escrow.
8.    “Closing Cash Amount” means the Cash and Cash Equivalents of Target Companies as of the Measurement Time.

9.    “Closing Indebtedness Amount” means the Indebtedness of the Target Companies as of the Measurement Time, excluding the Intercompany Payables and Receivables.
10.    “Closing WC Amount” means the amount of the Working Capital as of the Measurement Time, calculated on a basis consistent with the method of computation of the Baseline WC Amount.
11.    “Code” means the Internal Revenue Code of 1986, as amended.
12.    “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related outbreaks.
13.    “Customer” means any current, previous or prospective customer of the Business.
14.    “Employee Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) (regardless of whether subject to ERISA) and each other pension, retirement, profit-sharing, savings, bonus, incentive, commission, stock option or other equity or equity-based, deferred compensation, severance, retention, employment, benefit, excess benefit, incentive, equity interest, stock bonus, stock purchase, restricted stock, stock ownership, stock appreciation, phantom stock, savings and thrift, cafeteria, reimbursement, health savings, flexible spending, compensation, welfare, sick leave, vacation, medical, dental, hospitalization, vision, disability, accidental death and dismemberment, life insurance, death benefits, CBA or other agreement with any works council or similar association, post-retirement, transaction bonus, periodic bonus, termination, fringe benefit, perquisite (including benefits relating to automobiles, clubs, child care, parenting leave, and sabbaticals) or change of control plan, program, policy, agreement, contract or arrangement (including any compensatory loan, salary continuation agreement, independent contractor agreement, non-competition agreement, confidentiality agreement, trust, fund, retainer agreement, consulting agreement, understanding, commitment or funding mechanism in each case to the extent providing employee benefits).
15.    “Employees” means employees of Target Companies.
16.    “Encumbrances” means all options, pledges, security interests, liens, charges, seizures, attachments, mortgages, restrictions or other encumbrances of any kind whatsoever.
17.    “Environmental Laws” means all Laws, including common law and laws imposing strict liability, relating to pollution or the protection of public or worker health and safety (regarding exposure to Hazardous Substances) or the environment (including ambient air, surface water, groundwater, land surface, improvements, soil or subsurface strata), including with respect to emissions, discharges, Releases or threatened Releases of Hazardous Substances, or otherwise relating to the use, treatment, storage, disposal, transportation, labeling or handling of Hazardous Substances or actual or potential exposure of any person thereto.
18.    “Environmental Liabilities” means, with respect to any Person, any and all Liabilities of such Person arising under Environmental Laws or relating to Hazardous Substances, including (a) any environmental condition, including the Release or threatened

Release of Hazardous Substances, at, to or from any real property owned, operated, leased or used by such Person or any of its predecessors in interest; (b) the off-site transportation, recycling, storage, treatment, use, emission, disposal, Release or threat of Release of Hazardous Substances generated by such Person or any of its predecessors in interest; or (c) violations of any Environmental Law or Environmental Permit by such Person or any of its predecessors in interest, including, but not limited to, those involving labeling or potential personal exposure.
19.    “Environmental Permits” means all Permits that are required pursuant to Environmental Laws for the current operations of the Business.
20.    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
21.    “ERISA Affiliate” means, with respect to any Person, a corporation, trade, business, or entity under common control with such Person, within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.
22.    “Estimated Purchase Price” means (a) the Base Purchase Price, plus (b) the Estimated WC Overage Amount, if any, minus (c) the Estimated WC Underage Amount, if any, minus (d) the Estimated Closing Indebtedness Amount, plus (e) the Estimated Closing Cash Amount.
23.    “Excluded Companies” means, collectively, (a) Tile Service Company LLC, (b) EUM Tejas de Concreto Servicios, S. de R.L. de C.V. and (c) Boral Roofing de Mexico S. de R.L. de C.V. Mexico.
24.    “Final Closing Purchase Price” means (a) the Base Purchase Price, plus (b) the Final WC Overage Amount, as finally determined pursuant to Section 2.2, if any, minus (c) the Final WC Underage Amount, as finally determined pursuant to Section 2.2, if any, minus (d) the Final Closing Indebtedness Amount, as finally determined pursuant to Section 2.2, plus (e) the Final Closing Cash Amount, as finally determined pursuant to Section 2.2.
25.    “Financing Sources” means any Person that provides any Financing to the Purchaser (or Westlake) in connection with the transaction contemplated by this Agreement.
26.    “Fly Ash Business” means the fly ash processing and distribution business serving customers in North America, as currently conducted by Seller and Seller’s Affiliates, including all of the assets, liabilities and operations associated with the fly ash product line.
27.    “Fraud” means a false or inaccurate representation or warranty made by the Seller or any Primary Company in Article 3 or Article 4 or the certificate delivered pursuant to Section 7.3(c), but only under circumstances where (a) a Knowledge Person had actual knowledge (as opposed to any claim based on constructive knowledge, negligent or reckless misrepresentation or similar theory) that such representation or warranty was false or inaccurate when made, (b) the representation or warranty was made with the intent to induce the Purchaser to act, or refrain from acting, (c) the Purchaser acted, or refrained from acting, in justifiable reliance on the representation or warranty and (d) the Purchaser suffered Loss as a result of such reliance. As used in this definition of “Fraud”, “Knowledge Person” means each individual listed on (i) Schedule 4.31(a) of the Disclosure Schedules for Boral Building Products, (ii) Schedule 4.31(b) of the Disclosure Schedules for Boral Stone, (iii) Schedule 4.31(c) of the Disclosure Schedules for Boral Lifetile, and (iv) Schedule 4.31d) of the Disclosure Schedules for Boral Windows.
28.    “Fundamental Representations” means the representations and warranties contained in Section 3.1, Section 3.2, Section 3.3(a), Section 3.4, Section 4.1(a)(i) through (iv), Section 4.2, Section 4.3(a), Section 4.4, and Section 4.26.
29.    “Governing Documents” means the legal documents by which any Person (other than an individual) establishes its legal existence and/or which govern its internal affairs.
30.    “Governmental Authority” means any executive, legislative, judicial, regulatory or administrative agency, body, commission, governmental department, division, agency, bureau, office, branch, court, tribunal, judicial or arbitral body, or other governmental instrumentality, or any political or other subdivision or part of any of the foregoing.
31.     “Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority office, or any political party or political party official, or any candidate for political office, or the family member or close affiliate of any of these.
32.    “Hazardous Substances” means any (a) “Hazardous Substances” as defined by any Environmental Law; (b) petroleum or petroleum products; (c) asbestos, polychlorinated biphenyls, or urea formaldehyde; (d) hazardous material, toxic substance, toxic pollutant, solid waste, municipal waste, industrial waste, hazardous waste, flammable material, radioactive material, pollutant or contaminant or words of similar meaning and regulatory effect under any Environmental Law; and (e) any other chemical, material, or substance exposure to which or whose discharge, emission, disposal or Release is prohibited, limited, or regulated under any Environmental Law.
33.    “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
34.    “IFRS” means International Financial Reporting Standards in effect as of the date of this Agreement, as consistently applied by the Target Companies.
35.    “Immediate Family” means, with respect to any specified Person, such Person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage, or any other relative of such Person that shares such Person’s home.
36.    “Indebtedness” means, with respect to the Target Companies, as of a given date, and without duplication:

(a)    indebtedness for borrowed money, whether or not represented by bonds, debentures, notes or similar instruments, together with all accrued interest thereon and any premiums, penalties, breakage costs or similar amounts associated therewith to the extent they become due and payable in connection with the transactions contemplated by this Agreement;
(b)    all ordinary course annual performance bonuses (including all associated Taxes imposed with respect to such amounts, including any such Taxes deferred pursuant to the CARES Act, Rev. Notice 2020-65, whether or not such Taxes constitute “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act)) owed or accrued to any salaried Employee, consultant or other service provider, including any bonuses paid to any employee, consultant or other service provider in connection with the Closing;
(c)    any change-of-control payments (including all associated Taxes imposed with respect to such amounts), whether or not such Taxes constitute “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that have been deferred pursuant to Section 2302 of the CARES Act, Rev. Notice 2020-65;
(d)    all obligations under leases that are, in accordance with IFRS, recorded as finance leases in respect of which any of the Target Companies is liable as lessee, excluding obligations for “operating leases”, as previously defined under IAS 17;
(e)    all of the Target Companies’ obligations attributable to the employer portion of any payroll Taxes, the due date for the payment of which has been deferred until after the Closing Date under Section 2302 of the Coronavirus Aid, Relief, and Economic Security (CARES) Act or similar COVID-19 relief law or executive order; and
(f)    all obligations and liabilities under any guarantees of any of the obligations described in clauses (a) and (b) above of any other Person, or any arrangement having the economic effect of any of the foregoing.
37.    “Indemnified Taxes” means (a) Taxes of any Person (other than a Target Company) for which any Target Company is liable solely by reason of being included in any consolidated, affiliated, combined, unitary or other group for Tax purposes at any time on or before the Closing Date (including under Treasury Regulations Section 1.1502-6 or any similar provision of applicable Law), (b) any Taxes resulting from the Reorganization Transactions or the distribution or transfer of the Excluded Companies to Seller or its Affiliates other than the Target Companies and (c) any Taxes resulting from a Boral Transfer pursuant to Section 10.13.
38.    “Intellectual Property” means all intellectual property and industrial property rights of every kind and description throughout the world, including all of the following: (a) patents, patent applications and invention disclosures together with all related reissues, continuations, continuations-in-part, divisionals, revisions, extensions, reexaminations and substitutions thereof, (b) trademarks, service marks, logos, slogans, trade dress, trade names, design rights and other similar designations of source or origin, together with all of the goodwill associated with or symbolized by the foregoing, (c) works of authorship, copyrights and copyrightable subject matter, (d) rights in computer software (including source code, object code and other forms), algorithms, databases, compilations and data, and all documentation, including user manuals and training materials, related to the foregoing (“Software”), (e) trade secrets and other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models and methodologies (“Confidential Information”), (f) domain names and other Internet addresses or identifiers, (g) moral rights, publicity rights and rights of attribution, and (h) all applications and registrations for the foregoing.
39.    “Inventories” means all inventories used or held for use in the Business by the Target Companies, including all raw materials, work-in-progress, finished goods and spare parts inventories and all other materials and supplies to be used or consumed by the Target Companies in the production of finished goods.
40.    “IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Target Companies.
41.    “Laws” means all laws, statutes, codes, ordinances, regulations, rules, Orders, standards, binding official norms, policies, judgments, writs, injunctions, acts or decrees of any Governmental Authority.
42.    “Liability” or “Liabilities” means any liability, claim, loss, damage, deficiency, obligation or responsibility, known or unknown (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether secured or unsecured, whether liquidated or unliquidated, and whether due or to become due), including any liability for current Taxes, other governmental charges or lawsuits brought, whether or not of a kind required by IFRS to be set forth on a financial statement.
43.    “Material Adverse Effect” means, with respect to the Target Companies, any event, occurrence, fact, condition, circumstance, result or change that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect upon the financial condition, business or results of operations of the Target Companies taken as a whole; provided, however, that any adverse change, event or effect arising from or related to the following shall not be taken into account in determining whether a Material Adverse Effect has occurred: (a) conditions affecting the United States economy or any foreign economy generally, (b) any military conflict, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) changes to financial, banking or securities markets generally (including any disruption thereof and any decline in the price of any market index), (d) any natural disasters (including hurricanes, storms, tornadoes, flooding, earthquakes, volcanic eruptions or similar occurrences), (e) changes in IFRS, (f) changes in any Laws or other binding directives issued by any Governmental

Authority, (f) any change that is generally applicable to the industries or markets in which the Business of such Person and its subsidiaries operates, (g) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any worsening of such conditions, or any Public Safety Measures or changes therein or interpretations thereof, (h) any national or international political or social conditions, civil unrest, protests, public demonstrations and the response of any Governmental Authority thereto or any escalation or worsening thereof, (i) any failure by any of the Target Companies to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided that the underlying cause of any such failure may be taken into account), (j) a change that results directly from the announcement or pendency of this Agreement and the transactions contemplated hereby, or (k) a change that results directly from action taken by a party in connection with fulfilling its obligations hereunder; provided, however, that any adverse change, event or effect referred to in clauses (a) through (h) above shall be taken into account in determining whether a Material Adverse Effect has occurred or could or would reasonably be expected to occur to the extent that it has a materially disproportionate effect on the Target Companies (taken as a whole) as compared to other participants in the industries in which the Target Companies operate.
44.    “Measurement Time” means 11:59 p.m. New York City time on the day immediately preceding the Closing Date.
45.    “Merger Control Laws” means the HSR Act and any other applicable competition, merger control, antitrust or similar Laws.
46.    “Off-the-Shelf Software” means nonexclusive license agreements for commercially available, off-the-shelf Software that is licensed pursuant to generally standardized license terms for use for internal purposes.
47.    “Open Source Software” means all Software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), the Artistic License (e.g., PERL), the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), or any other license described by the Open Source Initiative as set forth on www.opensource.org as of the date of this Agreement.
48.    “Order” means any judgment, writ, decree, injunction, ruling or order of, or any settlement under the jurisdiction of, any Governmental Authority
49.    “Ordinary Course of Business” means, with respect to any Person, such Person’s ordinary, usual and normal course of business consistent with its past custom and practice; provided, that any reasonable action taken (or omitted to be taken), including the establishment of any policy, procedure or protocol, in response to COVID-19 or any Public Safety Measures or any other pandemic, epidemic or disease outbreak, political or social conditions, civil unrest, protests, public demonstrations and the response of any Governmental Authority thereto or any escalation or worsening thereof, shall be deemed to be in the Ordinary Course of Business.

50.    “Other Sellers” means Headwaters Stone, LLC, a Utah limited liability company, Boral (UK) Limited, a private limited company organized under the laws of England and Wales, Boral Building Materials Pty. Ltd., an Australian corporation, and Boral International Pty Limited, Australian corporation.
51.    “Permit” means all notifications, permits, licenses, authorizations, registrations, franchises, approvals, accreditations, permissions, clearances, exemptions, classifications, consents, certificates, waivers, concessions, orders, variances and similar rights obtained, or required to be obtained, from any Governmental Authority.
52.    “Permitted Encumbrances” means, with respect to any Person, (a) mechanic’s, materialmen’s, carriers’, repairers’ and other Encumbrances arising or incurred in the Ordinary Course of Business for amounts that are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS, (b) Encumbrances for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings, (c) Encumbrances arising under worker’s compensation, unemployment insurance, social security, retirement or similar laws in the Ordinary Course of Business for amounts that are not yet due or payable and which are not, individually or in the aggregate, material to the Business, and (d) purchase money Encumbrances securing rental payments under finance lease arrangements.
53.    “Permitted Real Property Encumbrances” means (a) Real Property Encumbrances that are statutory and not yet delinquent or the validity of which are being contested in good faith by appropriate actions, (b) Real Property Encumbrances for Taxes not yet delinquent or the validity of which are being contested in good faith by appropriate actions and for which adequate reserves have been established in accordance with IFRS, (c) Real Property Encumbrances that individually or in the aggregate do not materially detract from the value or materially impair the current use of properties or assets subject thereto, or impair the current operations of the Business, (d) Real Property Encumbrances that are zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon and which are not violated by (or are legally non-conforming as to) the current use or occupancy of such real property or the operation of the Business, (e) any right, title or interest of a lessor or sublessor under any Real Estate Lease, and/or any Encumbrance on Leased Real Property which is not a result of any material breach or default by such Person under such Real Estate Lease, and (f) leases set forth on Schedule 4.22(b) of the Disclosure Schedules.
54.    “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and any Governmental Authority or Government Official.
55.    “Proprietary Rights” means all Intellectual Property owned by or licensed to the Target Companies and used or held for use in the Business, including all Registered IP.
56.    “Public Safety Measures” means (a) any closures, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, closure, curfew or other restrictions or any other Laws, directives, guidelines or recommendations issued by any Governmental

Authority, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with COVID-19 or any other epidemic, pandemic or outbreak of disease, or in connection with or in response to any other global health conditions or (b) any restrictions that relate to or arise out of any national or international political or social conditions, civil unrest, protests or public demonstrations and the response of any Governmental Authority thereto or any escalation or worsening thereof.
57.    “Purchaser Material Adverse Effect” means any event, occurrence, fact, condition, circumstance, result or change that would prevent, materially delay or materially impede the performance by the Purchaser of its obligations under this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby.
58.    “Purchaser Representations” means the representations and warranties made by the Purchaser herein, in any schedule or certificate delivered pursuant hereto or in any other Transaction Document.
59.    “R&W Insurance Policy” means that certain insurance policy, to be issued by the R&W Insurer and to be bound as provided in Section 6.8, in the name and for the benefit of the Purchaser.
60.    “R&W Insurer” means Illinois Union Insurance Company (Chubb).
61.    “Real Property Encumbrances” means Encumbrances, rights of way, covenants, restrictions, rights of first refusal, easements, leases, subleases, preemptive rights, restrictions, encroachments and other burdens, options or encumbrances filed of record of any kind.
62.    “Related Party,” with respect to any specified Person, means: (a) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (b) any Person who serves or within the past three years has served as a director, executive officer, partner, member or in a similar capacity of such specified Person; or (c) any Immediate Family member of a Person described in clause (b).
63.    “Release” means any spill, leak, emission, discharge, disposal, escape, leach, migration, dump, pump, injection, deposit, dispersion or other release of any Hazardous Substance, whether intentional or unintentional, including the abandonment or discarding of barrels, containers and other receptacles containing, or that may have contained, any Hazardous Substance.
64.    “Reorganization Transactions” means the actions taken prior to the Closing to transfer the ownership interests in the Excluded Companies to an entity other than a Target Company.
65.    “Retention Amount” means the aggregate amount to be paid to the retirees, officers, Employees and Transition Employees pursuant to the retention letters set forth on Item 41 of Schedule 4.16(a)(i) of the Disclosure Schedules.

66.    “Seller Group” means (a) the affiliated group as defined in Section 1504(a) of the Code of which Boral USA is the common parent, and (b) with respect to each U.S. state or local jurisdiction in which Boral USA files a consolidated, combined or unitary Tax Return and in which any Target Company is or is required to be included, the group with respect to which such Tax Return is filed.
67.    “Seller Material Adverse Effect” means any event, occurrence, fact, condition, circumstance, result or change that would prevent, materially delay or materially impede the performance by the Seller or any Other Seller of its obligations under this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby.
68.    “Seller Plan” means each Employee Plan that has been maintained, established, sponsored, or contributed to by the Seller, a Target Company or their respective Affiliates that provides, has provided, or may provide benefits or compensation (assuming any vesting, performance or other benefit requirements are met) in respect of any Transition Employee, Employee, contractor, director or former employee of the Target Companies, or any of their dependents or beneficiaries.
69.    “Seller Released Party” means the Seller and each of its former, current or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled Persons, managers, agents, advisors, successors or permitted assigns.
70.    “Seller Tax Matter” means (i) amending any Tax Return of any of the Target Companies for any taxable period ending on or prior to the Closing Date (“Pre-Closing Period”) or Straddle Period; (ii) making or revoking an election on any Tax Return filed after the Closing Date that shifts taxable income from a taxable period (or portion thereof) beginning after the Closing Date to a taxable period (or portion thereof) ending on or before the Closing Date or that shifts deductions or losses from a taxable period (or portion thereof) ending on or before the Closing Date to a taxable period (or portion thereof) beginning after the Closing Date; (iii) extending or waiving the applicable statute of limitations with respect to a Tax of any of the Target Companies for a Pre-Closing Period or Straddle Period; (iv) filing any ruling request with any Governmental Authority that relates to Taxes or Tax Returns of any of the Target Companies for a Pre-Closing Period or Straddle Period; (v) entering or pursuing a voluntary disclosure agreement with a Governmental Authority with respect to filing Tax Returns or paying Taxes for a Pre-Closing Period (or Straddle Period); or (vi) causing any of the Target Companies to engage in a transaction on the Closing Date, but after the Closing, that is outside of the Ordinary Course of Business.
71.    “Straddle Period” means any taxable period beginning before and ending after the Closing Date.
72.    “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, association or other entity, the management of which is, directly or indirectly, controlled by such Person, or of which an aggregate of more than fifty percent (50%) of its voting equity interests is, at the time, directly or indirectly, owned or controlled by such Person, or of which an aggregate of more than fifty percent (50%) of the economic value of its equity interests is, at the time, directly or indirectly, owned or controlled by such Person.
73.    “Tangible Personal Property” means tangible personal property (other than Inventories), including all machinery, equipment, shop equipment, tools, fixtures, furniture, furnishings, office equipment, computer hardware, supplies, materials, trailers, vehicles, forklifts and other rolling stock.
74.    “Target WC Amount” means $155,500,000.
75.    “Tax Returns” means all returns, declarations, claim for refunds, reports, forms, estimates, information returns and statements required to be filed in respect of any Taxes to be supplied to a taxing authority in connection with any Taxes, including any schedule or attachment thereto, in each case including any amendment thereof.
76.    “Taxes” (or “Tax” where the context requires) means any or all federal, state, county, local, foreign and other taxes (including income, profits, premium, disability, alternative minimum, stamp, value added, goods and services, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll-related and property taxes, import duties, countervailing duties, customs processing fees and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest and penalties with respect thereto.
77.    “Territory” means, with respect to (i) Building Products Companies, the Building Products Territory; (ii) Stone Companies, the Stone Territory; (iii) Roofing Companies, the Roofing Territory; and (iv) Windows Companies, the Windows Territory.
78.    “Third Party Borrowed Money Indebtedness” means, with respect to the Target Companies, as of a given date, indebtedness for borrowed money, whether or not represented by bonds, debentures, notes or similar instruments, owed to a Person that is not the Seller or any of its Affiliates.
79.    “Transaction Documents” means this Agreement, the Transition Services Agreement, the Patent Assignments, the Patent Licenses, and the other instruments and agreements to be executed and delivered in connection herewith.
80.    “Transfer Taxes” means all transfer, sales, use, goods and services, value added, documentary, stamp duty, deed recording fee, gross receipts, excise, and conveyance Taxes and other similar Taxes, duties, fees or charges imposed by any Governmental Authority (other than Indemnified Taxes) as a result of, or payable or collectible or incurred in connection with, the transactions contemplated by this Agreement.
81.    “Unpaid Insured Event” means any event or circumstance that occurs prior to the Closing (i) which is an insured event under any business interruption insurance policy insuring any of the Target Companies, and (ii) no final insurance payout relating to such event has been received before the Closing (or agreed with the insurer within time for it to be included as a current asset in the Closing Calculations).
82.    “VAT” means (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.
83.    “WC Overage Amount” means the positive amount, if any, by which the Closing WC Amount exceeds the Target WC Amount.
84.     “WC Underage Amount” means the positive amount, if any, by which the Target WC Amount exceeds the Closing WC Amount.
85.    “Windows Litigation” means the Actions described on Exhibit E.
86.    “Working Capital” means an amount (which may be positive or negative) equal to (a) the current assets of the Target Companies that are included in the line item categories of current assets identified on the Sample Statement, minus (b) the sum of (i) the current liabilities of the Target Companies that are included in the line item categories of current liabilities identified on the Sample Statement, and (ii) to the extent not otherwise included in the computation of Working Capital, any amounts owed by any Target Company or accrued by any Target Company under any Seller Plan for the period prior to the Closing Date, in each case determined in accordance with the Accounting Methodology. Notwithstanding anything to the contrary herein, in no event shall “Working Capital” include any amounts with respect to any other current assets or current liabilities (including corporate prepayments and corporate trade creditors), the Intercompany Payables and Receivables, Indebtedness, the Retention Amount, Cash and Cash Equivalents, or any deferred Tax assets or deferred Tax Liabilities. For illustration purposes only, the parties agree that the Working Capital as of March 31, 2021 was $152,087,000, when calculated using the Accounting Methodology (the “Baseline WC Amount”). For illustration purposes only, Exhibit C (the “Sample Statement”) contains an example calculation of the Baseline WC Amount.
Each of the following terms has the meaning set forth in the page in the Agreement referenced next to such term:

Accountants	5
Accounting Methodology	4
Acquisition Engagement	77
Agreement	1
Anti-Corruption Laws	35
Antitrust Division	42
Antitrust Filings	42
Australian Class Actions	66
Baseline WC Amount	A-12
Boral Building Products	1
Boral Lifetile	1
Boral Marks	56
Boral Parent	1
Boral Stone	1
Boral Transfer	75
Boral Transferee	75
Boral Windows	1
Building Products Business	1
Building Products Companies	1
Building Products Company	1
Building Products Key Customers	33
Building Products Territory	1
Cap Ex Threshold	39
CBA	20
CFA 2017	26
Closing	2
Closing Calculations	4
Closing Date	2
Closing Statement	4
COBRA	22

Combined Tax Return	48
Company Representation Indemnity	66
Confidential Information	A-6
Confidentiality Agreement	44
Credit Support Instruments	54
D&O Insurance	55
Defense Notice	68
Deferred Compensation Plans	47
Disclosure Schedules	9
Dispute Notice	71
Disputed Amounts	5
Earnout Objection Notice	8
Earnout Payment	7
Earnout Period	7
Earnout Report	8
Earnout Target	7
End Date	64
Equity Interests	1
Estimated Closing Cash Amount	4
Estimated Closing Indebtedness Amount	4
Estimated Closing Statement	4
Estimated WC Overage Amount	4
Estimated WC Underage Amount	4
Exclusivity Period	44
Export Control Laws	35
Final Closing Cash Amount	4
Final Closing Indebtedness Amount	4
Final WC Overage Amount	4
Final WC Underage Amount	4
Foreign Plans	22

FTC	42
Guaranteed Obligations	78
HSR Filings	42
Indemnified Party	67
Indemnifying Party	68
Intercompany Payables and Receivables	52
Leased Real Property	31
Losses	65
Mark Transition Period	56
Material Contracts	19
Net Adjustment Amount	7
Objection Notice	5
Owned Real Estate	31
parties	1
party	1
Patent Assignments	3
Patent Licenses	3
Pre-Closing Occurrences	60
Pre-Closing Tax Return	49
Primary Companies	1
Primary Company	1
Purchaser	1
Purchaser FSA Plan	47
Purchaser Health and Welfare Plans	46
Purchaser Indemnified Party	65
Real Estate Leases	31
Registered IP	27
Restricted Business	52
Restricted Persons	52
Retained Policies	60
Review Period	4
Roofing Business	2
Roofing Companies	1
Roofing Company	1
Roofing Key Customers	33
Roofing Territory	2
Sample Statement	A-12
Sanctions	35
Securities Act	38

Seller	1
Seller Counsel	77
Seller Covenant Indemnity	66
Seller FSA Plan	47
Seller Indemnified Party	66
Seller Person	52
Shared Contract	53
Software	A-6
Stone Business	1
Stone Companies	1
Stone Company	1
Stone Key Customers	33
Stone Other Seller	74
Stone Territory	1
Subject Securities	10
Surviving Agreements	52
Takeover Proposal	44
Target Companies	1
Target Companies Balance Sheet Date	13
Target Companies Balance Sheets	13
Target Companies Financial Statements	13
Target Companies Interim Financial Statements	13
Target Company	1
Terminated Agreements	52
Third Party Claim	68
Third Party Indemnification Notice	68
Transition Employees	61
Transition Services Agreement	3
WARN Act	30
Westlake	1
Windows Business	2
Windows Companies	1
Windows Company	1
Windows EBITDA	7
Windows EBITDA Methodology	7
Windows Key Customers	33
Windows Territory	2